

Received SEC

APR 04 2013

Washington, DC 20549

United Security Bancshares, Inc.

PARENT COMPANY OF FIRST UNITED SECURITY BANK

Notice and Proxy Statement
and
2012 Annual Report

United Security Bancshares, Inc.
2012 Letter to Shareholders

Dear Shareholder:

We are pleased to report that United Security returned to solid profitability in 2012. We reported $2.2 million in net income for 2012, compared with a loss of ($9.1) million in 2011. Our improved results benefited from improved margins, a decrease in operating expenses and significant reductions in loan loss provision and costs related to non-performing assets.

Solid Progress in 2012

We reported net income in the last three quarters of the year, a result of diligent efforts to reduce problem loans and loan-related costs. Foreclosed real estate (other real estate owned, or OREO) declined $3.5 million from 2011, and impairment charges for OREO were down $2.8 million from 2011. Net charges-offs dropped to $7.3 million in 2012, a 58% reduction from 2011. In addition, our loan loss provision was down 77% to $4.3 million in 2012, compared to $18.8 million in 2011.

Additionally, we focused on building a more efficient balance sheet to improve profitability by reducing certain assets and costly liabilities. These changes contributed to a net interest margin of 6.21% in 2012, compared to 6.17% in 2011.

We reduced non-interest expenses in every major category in 2012, with the exception of salary expense, up only 0.7%, and furniture and equipment expense, up only 0.8%. As a result, we achieved a more cost-efficient structure while continuing to deliver a high level of customer service.

Our improved profitability also strengthened the Company's capital base. At year end 2012, United Security Bancshares, Inc. and First United Security Bank were rated as "well capitalized," the highest regulatory rating. We are proud to have maintained our "well capitalized" rating throughout the economic downturn without any financial assistance from the federal government. At December 31, 2012, our total risk-based capital ratio rose to 17.1% for the Company and 17.2% for the Bank, both well above the regulatory requirement of 10.0% for a well-capitalized institution and a minimum regulatory requirement of 8.0%. Additionally, our Tier I leverage ratio rose to 10.5% for the Company and 10.6% for the Bank, both also well above the regulatory requirement of 5% and the minimum regulatory requirement of 3%.

We believe that improved financial metrics highlight the progress that we have made in improving core profitability over the past year. As we enter 2013, our major challenge continues to be the reduction of non-performing assets that remain above historical levels. We are optimistic about progress in this area and believe that such progress will be a key to improving long-term profitability.

United Security Bancshares, Inc.
2012 Letter to Shareholders

Focus on the Future

Our outlook for 2013 is optimistic based on the measures taken over the past year to reduce non-performing assets and to strengthen the balance sheet. The economy is strengthening, as evidenced by improving stability in real estate and greater loan demand in the market areas that we serve. We continue to strive to fund high-quality loans with minimal risk in order to enhance the balance sheet. We are attentive to the diversification of the Bank's loan portfolio and are well-positioned to offer various types of loans to qualified customers.

We remain very positive about the future of United Security Bancshares, Inc., First United Security Bank and Acceptance Loan Company. We have a strong employee team that continues to deliver high-quality service to our customers, underscoring our corporate vision of *Delivering Excellence in All We Do*. We continue to refine the Company's strategic plan and are optimistic about improving profitability and growing assets to build long-term shareholder value.

We value your interest and investment in United Security and look forward to reporting on our continued progress in 2013.



Hardie B. Kimbrough
Chairperson, Board of Directors



James F. House
President and CEO

United Security Bancshares, Inc.

TO OUR SHAREHOLDERS:

We will hold the 2013 Annual Meeting of Shareholders of United Security Bancshares, Inc. ("Bancshares") at 2:00 p.m., Central Daylight Time, on Thursday, May 16, 2013, at Alabama Southern Community College, 30755 Highway 43 South, Thomasville, Alabama 36784.

We have enclosed a notice of the meeting, a proxy statement, a proxy card and the Annual Report to Shareholders for 2012 and hope that you will study the enclosed materials carefully and attend the meeting in person.

Whether or not you plan to attend the meeting, please complete, sign and date the enclosed proxy card and return it as promptly as possible. You may return the proxy card by mail in the accompanying envelope, or you may vote your shares via the Internet or by telephone. Please review the instructions on each of these options in the proxy statement and on your proxy card. You may revoke your proxy by voting in person at the meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of Bancshares or by a later vote via the Internet or by telephone at any time before the proxy is voted.

Sincerely,



Hardie B. Kimbrough
Chairperson of the Board



James F. House
President and Chief Executive Officer

April 3, 2013

UNITED SECURITY BANCSHARES, INC.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784
(334) 636-5424

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on
May 16, 2013

TO THE SHAREHOLDERS OF UNITED SECURITY BANCSHARES, INC.:

United Security Bancshares, Inc. ("Bancshares") will hold its 2013 Annual Meeting of Shareholders (the "Annual Meeting") at Alabama Southern Community College, 30755 Highway 43 South, Thomasville, Alabama 36784, on Thursday, May 16, 2013, at 2:00 p.m., Central Daylight Time, for the following purposes:

(1) to elect eleven (11) directors of Bancshares to serve for the ensuing year;

(2) to approve the United Security Bancshares, Inc. 2013 Incentive Plan;

(3) to ratify the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2013;

(4) to approve, on an advisory basis, Bancshares' executive compensation; and

(5) to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements of such meeting.

The Board of Directors has fixed the close of business on March 19, 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting.

A complete list of the shareholders of Bancshares will be available and open for examination by any shareholder of Bancshares during ordinary business hours beginning two business days after the mailing of this notice of the Annual Meeting.

All shareholders are cordially invited to attend the Annual Meeting. Information on how to obtain directions to be able to attend the Annual Meeting and vote in person can be found at the following website: http://www.cfpproxy.com/4328. Whether or not you plan to attend the Annual Meeting in person, you are requested to complete, sign and date the enclosed proxy card and send it promptly by mail in the envelope provided for this purpose, or vote your shares via the Internet or by telephone using the instructions provided in the proxy statement and on your proxy card. The proxy may be revoked by voting in person at the Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of Bancshares or by a later vote via the Internet or by telephone at any time prior to the voting thereof.

By Order of the Board of Directors,



Beverly J. Dozier
Secretary

Thomasville, Alabama
April 3, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 16, 2013: BANCSHARES' PROXY STATEMENT AND 2012 ANNUAL REPORT ARE AVAILABLE AT http://www.cfpproxy.com/4328.

PROXY STATEMENT
TABLE OF CONTENTS

	Page
INTRODUCTION	1
Shareholders Eligible to Vote	2
Information About a Quorum	2
Vote Required to Approve Proposals	2
Abstentions	3
Voting Shares Held in "Street Name"	3
PROPOSAL 1 ELECTION OF DIRECTORS	4
Information About Director-Nominees	5
Director Not Standing for Re-election	8
Information About Executive Officers Who Are Not Also Directors	8
PROPOSAL 2 APPROVAL OF THE UNITED SECURITY BANCSHARES, INC. 2013 INCENTIVE PLAN	10
General	10
Eligibility	10
Administration	10
Shares Available	11
Types of Awards Available	11
Amendment and Termination	12
Federal Income Tax Consequences	12
Vote Required; Board Recommendation	13
Securities Authorized for Issuance Under Equity Compensation Plans	14
CORPORATE GOVERNANCE	15
Director Independence	15
Company Leadership Structure	16
Risk Oversight	16
Board Structure and Committees	16
Consideration of Director-Nominees	18
Shareholder Communications with the Board of Directors	19
TRANSACTIONS WITH RELATED PERSONS	21
Policy and Procedures Regarding Related Person Transactions	21
Certain Transactions with Related Persons	21
COMPENSATION DISCUSSION AND ANALYSIS	22
COMPENSATION COMMITTEE REPORT	26
EXECUTIVE COMPENSATION	27
2012 Summary Compensation Table	27
Potential Payments Upon Termination or Change in Control	29
DIRECTOR COMPENSATION	32
2012 Director Compensation Table	33
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	34
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	35
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	37
AUDIT COMMITTEE REPORT	38

	Page
PROPOSAL 3 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS	39
General	39
Pre-Approval Policies and Procedures	39
Audit and Other Service Fees	39
Vote Required; Board Recommendation	40
PROPOSAL 4 ADVISORY APPROVAL OF EXECUTIVE COMPENSATION	41
SHAREHOLDER PROPOSALS FOR 2014 ANNUAL MEETING	42
OTHER MATTERS	43
APPENDIX A – UNITED SECURITY BANCSHARES, INC. 2013 INCENTIVE PLAN	A-1

UNITED SECURITY BANCSHARES, INC.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784
(334) 636-5424

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 16, 2013

INTRODUCTION

This Proxy Statement is furnished on or about April 3, 2013 by United Security Bancshares, Inc. ("Bancshares") to the holders of common stock of Bancshares in connection with the 2013 Annual Meeting of Shareholders, and any adjournments or postponements thereof, to be held on Thursday, May 16, 2013, at 2:00 p.m., Central Daylight Time, at Alabama Southern Community College, 30755 Highway 43 South, Thomasville, Alabama 36784 (the "Annual Meeting"). The matters to be considered and acted upon are:

(1) the election of eleven (11) directors of Bancshares;

(2) the approval of the United Security Bancshares, Inc. 2013 Incentive Plan;

(3) the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2013;

(4) the advisory approval of Bancshares' executive compensation; and

(5) the transaction of such other business as may properly come before the Annual Meeting.

The Board of Directors of Bancshares is soliciting the proxy, which is revocable at any time before it is voted. You may revoke the proxy by voting in person at the Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of Bancshares or by a later vote via the Internet or by telephone. We must, however, actually receive the written notice, later-dated proxy card or later Internet or telephone vote before the vote of the shareholders. We will vote all properly executed proxies delivered pursuant to this solicitation at the Annual Meeting and in accordance with instructions given, if any. If no instructions are given, we will vote the proxies as recommended by the Board – FOR Proposals 1, 2, 3 and 4 – and in accordance with the instructions of management as to any other matters that may come before the Annual Meeting.

To vote by proxy, you must do one of the following:

- Vote via the Internet. You can vote your shares via the Internet anytime prior to 2:00 a.m., Central Daylight Time, on May 16, 2013 by following the instructions on your proxy card. The website address for Internet voting is indicated on your proxy card. Internet voting is available 24 hours a day.
- Vote by Telephone. You can vote your shares by telephone by calling the toll-free number listed on your proxy card on a touch-tone telephone anytime prior to 2:00 a.m., Central Daylight Time, on May 16, 2013. Easy-to-follow voice prompts enable you to vote your shares and confirm that your instructions have been properly recorded. Telephone voting is available 24 hours a day.

- Vote by Mail. If you choose to vote by mail, please complete, sign, date and return your proxy card in the accompanying envelope. Please promptly mail your proxy card to ensure that it is received prior to the Annual Meeting.

NOTE: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. You must follow the instructions for voting your shares that you receive from your broker, bank or other nominee. Please refer to the section below entitled "Voting Shares Held in 'Street Name'" for more information about how to vote your shares.

Bancshares will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, we may solicit proxies by personal interview, telephone, facsimile and electronic communication. Banks, brokers or other nominees will forward the proxy materials to their principals or beneficial owners and obtain authorization for the execution of proxies. Bancshares will, upon request, reimburse banks, brokers and other nominees for their reasonable expenses in forwarding proxy materials to their principals or beneficial owners.

Shareholders Eligible to Vote

We are sending this Proxy Statement to shareholders of record as of the close of business on March 19, 2013. Only shareholders as of this date are eligible to vote at the Annual Meeting. At the close of business on March 19, 2013, there were 6,041,792 shares of common stock of Bancshares, par value $0.01 per share, outstanding. Each shareholder is entitled to one vote in person or by proxy for each share of common stock held on all matters properly to come before the Annual Meeting.

Information About a Quorum

At the Annual Meeting, the presence of a majority of the outstanding shares of Bancshares' common stock entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business. If a quorum is not present, or if the Chairperson of the Annual Meeting decides that more time is necessary for the solicitation of proxies, the Chairperson may adjourn the Annual Meeting, with or without shareholder vote. Alternatively, if there is a shareholder vote to adjourn the Annual Meeting based on the absence of a quorum, the named proxies will vote all shares of common stock for which they have voting authority in favor of the adjournment.

Vote Required to Approve Proposals

Assuming the presence of a quorum, the directors of Bancshares will be elected by a plurality of the shares cast at the Annual Meeting – in other words, the director nominees receiving the most votes will be elected (Proposal 1). The approval of the United Security Bancshares, Inc. 2013 Incentive Plan (Proposal 2) and the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2013 (Proposal 3) will require the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the matter. Proposal 4 calls for the advisory approval of Bancshares' executive compensation and will require for adoption the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the matter.

Following the Annual Meeting, we will file a Current Report on Form 8-K with the Securities and Exchange Commission to disclose the results of voting on each proposal, as required by applicable rules.

Abstentions

A shareholder may abstain or withhold his or her vote (collectively, "abstentions") with respect to each item submitted for shareholder approval. Abstentions will be counted as present for purposes of determining the existence of a quorum but will be counted as not voting on any proposal brought before the Annual Meeting. Since the election of directors (Proposal 1) is determined by the votes cast at the Annual Meeting, abstentions will not affect the outcome of this matter. An abstention as to the approval of the United Security Bancshares, Inc. 2013 Incentive Plan (Proposal 2), the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2013 (Proposal 3) and the advisory approval of Bancshares' executive compensation (Proposal 4) will have the same effect as voting against these proposals, given that the outcome of each proposal is determined by the shares represented at the Annual Meeting and entitled to vote on the matter.

Voting Shares Held in "Street Name"

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote, and you are also invited to attend the Annual Meeting. Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee regarding how to vote your shares. If you hold your shares in "street name," it is critical that you return the voting instruction card if you want your votes to count in the election of directors (Proposal 1) and with respect to the approval of the United Security Bancshares, Inc. 2013 Incentive Plan (Proposal 2) and the advisory approval of Bancshares' executive compensation (Proposal 4). If you hold your shares in "street name" and want to vote in person at the Annual Meeting, you must obtain a proxy card from your broker, bank or other nominee and bring that proxy card to the Annual Meeting.

In the past, if you held your shares in "street name," and you did not indicate how you wanted your shares to be voted in the election of directors, your broker, bank or other nominee was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Certain regulatory changes have taken away the ability of your broker, bank or other nominee to vote your uninstructed shares in the election of directors on a discretionary basis. Similarly, if you do not direct your broker, bank or other nominee as to how to vote with respect to the approval of the United Security Bancshares, Inc. 2013 Incentive Plan (Proposal 2) and the advisory approval of Bancshares' executive compensation (Proposal 4), your broker, bank or other nominee may not vote on these matters. **Therefore, if you hold your shares in "street name" and do not instruct your bank, broker or other nominee on how to vote in the election of directors or with respect to the incentive plan matter and the executive compensation matter, your shares will not be voted for any director nominee, the incentive plan matter, the executive compensation matter or on any other proposal with respect to which your broker, bank or other nominee does not have discretionary authority (resulting in a "broker non-vote").**

Broker non-votes are counted for general quorum purposes but are not deemed to be present with respect to any matter for which a broker does not have discretionary authority to vote. Broker non-votes will not be counted for purposes of the election of directors (Proposal 1) but will have no effect on the outcome of the election of directors based on the plurality voting standard. Broker non-votes will not be taken into account in determining the outcome of the approval of the United Security Bancshares, Inc. 2013 Incentive Plan (Proposal 2) or the advisory approval of Bancshares' executive compensation (Proposal 4). Your bank, broker or other nominee will continue to have discretion to vote any uninstructed shares on the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ended December 31, 2013 (Proposal 3); there should be no broker non-votes with respect to this item.

PROPOSAL 1
ELECTION OF DIRECTORS

Bancshares' Bylaws provide that the Board of Directors shall consist of not less than three (3) and not more than twenty-five (25) directors, and, if a number is not fixed by the Board of Directors, the Bylaws state that there shall be sixteen (16) directors. On February 28, 2013, the Board of Directors approved an increase in the size of the Board of Directors from eleven (11) to twelve (12) persons and elected A. J. Strickland, III to fill the vacancy created by the increase in the size of the Board of Directors. However, Hardie B. Kimbrough, who currently serves as a member of the Board of Directors and as its Chairperson, has reached the retirement age for Board membership, as set forth in Bancshares' Guidelines on Significant Governance Issues, and, as a result, although he will serve through the conclusion of the Annual Meeting, Mr. Kimbrough is not being nominated for re-election to the Board of Directors. Therefore, at a meeting on February 28, 2013, the Board of Directors approved a reduction in the size of the Board of Directors from twelve (12) to eleven (11) persons, effective as of the conclusion of the Annual Meeting. The Nominating, Executive and Corporate Governance Committee and the current Board of Directors believe that a Board of Directors of eleven (11) persons is practical and efficient at this point in time.

Based on the nominations of the Nominating, Executive and Corporate Governance Committee, the Board of Directors recommends that the shareholders elect the eleven (11) director-nominees named below to hold office until the 2014 Annual Meeting of Shareholders of Bancshares or until their successors are elected and qualified. All of the nominees currently serve as directors. Unless "Withhold" or "For All Except" is noted as to all or some of the nominees, proxies will be voted at the Annual Meeting FOR the election of the eleven (11) nominees to the Board of Directors. Shareholders may not vote for a greater number of persons than the number of nominees named. **THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE ELEVEN (11) NOMINEES.**

While we know of no reason why any nominee would be unable to serve as a director, if, before the voting at the Annual Meeting, any person nominated to be elected as a director is unable to serve, the shares that would otherwise be voted for such person may be voted for the election of such substitute person as the Board of Directors may recommend.

The following provides certain biographical information about the individuals who have been nominated for election as directors of Bancshares. Each of the nominees currently serves as a director of Bancshares. The biographical information for each of the nominees below contains a description of the individual's service as a director, business experience, director positions held currently or at any time during the last five years, if applicable, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes and skills that caused the Board of Directors to determine that the individual should serve as a director. The stock ownership with respect to each nominee is set forth in the table entitled "Security Ownership of Certain Beneficial Owners and Management" that appears in this Proxy Statement on page 35.

Subsequent to the Annual Meeting, Bancshares, as the sole shareholder of First United Security Bank, Bancshares' banking subsidiary ("First United Security"), intends to re-elect all of the newly-elected directors of Bancshares as directors of First United Security.

Information regarding the executive officers of Bancshares who are not directors, as well as information regarding Mr. Kimbrough, who is not standing for re-election to the Board of Directors at the Annual Meeting, is also provided below.

Information About Director-Nominees

Andrew C. Bearden, Jr. Director since 2009 Age 66	Mr. Bearden practices as a Certified Public Accountant at Andrew C. Bearden, Jr. CPA and works as a management consultant through his company, BEACO Consulting LLC, in Thomasville, Alabama. Mr. Bearden served Peoples BancTrust Co., Inc. in Selma, Alabama as Chief Financial Officer, Executive Vice President from January 1997 until January 2007 and as Chief Operating Officer, Executive Vice President from January 2007 until October 2007. Mr. Bearden also served as an officer of BankTrust in Mobile, Alabama in the role of Chief Operating Officer, Executive Vice President from October 2007 until February 2009. Mr. Bearden's extensive prior experience in the banking industry, specifically his experience and leadership roles with two public companies, as well as his accounting background and current accounting practice, give him a wide range of accounting, financial, capital markets, risk assessment and other executive management experience and skills, all of which provide valuable insight and expertise to the Board of Directors.
Linda H. Breedlove Director since 1997 Age 69	Ms. Breedlove serves as a part-time writer for The South Alabamian, Inc., a newspaper publishing company. She also performs certain bookkeeping functions for The Thomasville Times. She served as Publisher/Editor of The South Alabamian, Inc. for 29 years until January 2003. Ms. Breedlove was employed with Breedlove Office Supply and Printing from January 2003 until April 2004. The Board of Directors believes that Ms. Breedlove's business and management experience gained from her long career in newspaper publishing, as well as her local community and civic leadership roles and involvement and knowledge of the local market, all make her a valuable contributor to the Board of Directors.
Gerald P. Corgill Director since 1985 Age 71	Mr. Corgill has served as President of Dozier Hardware Company, Inc., a hardware and building supply company, including a gift shop, in Thomasville, Alabama since 1982. The Board of Directors believes that Mr. Corgill's skills and business experience, as well as the various operational and leadership roles in which he has served his business, all provide him with a wide range of knowledge on topics important to business, which knowledge contributes greatly to the composition of the Board of Directors.

John C. Gordon
Director since 1997
Age 55

Mr. Gordon has been self-employed, performing forestry, timberland and investment services for Forest Services, Inc. (land management) since 1994 and for SS&J Land Co., Inc. since 1998. Mr. Gordon serves as president of both entities.

Mr. Gordon's business management, investment and risk assessment skills obtained from his leadership of these companies and his experience in the forestry business are all valuable to the Board of Directors.

William G. Harrison
Director since 1976
Age 67

Mr. Harrison served as Timber Settlements and Records Manager for Linden Lumber Company (sawmill) from 1999 until his retirement in 2008. For approximately 20 years prior to his position at Linden Lumber Company, Mr. Harrison was the Chief Executive Officer and sole owner of Bedsole Dry Goods, a department store chain consisting of department stores and variety stores.

The Board of Directors believes that Mr. Harrison's extensive business experience, specifically his understanding of accounts management and credit and collection risk, contributes greatly to the composition of the Board of Directors.

James F. House
Director since 2011
Age 60

Mr. House became a director of Bancshares pursuant to an employment agreement among Bancshares, First United Security and Mr. House dated November 7, 2011, and Mr. House has served as President and Chief Executive Officer of Bancshares and First United Security since that date. Mr. House has extensive prior experience in the banking industry. From May 2009 until November 2011, he served as Florida Division President of BankTrust. From 2005 until 2009, Mr. House was a business consultant focusing on management, investments and commercial and consumer lending issues. Prior to that, he held numerous executive and senior management positions with SouthTrust Bank, including Executive Vice President, General Bank Commercial (2003-2004); Chief Executive Officer, Urban West Region (2002-2003); Chief Executive Officer, North Alabama/Tennessee Region (2000-2001); Chief Executive Officer, Birmingham Market Bank (1999-2003); and Chairman and Chief Executive Officer, SouthTrust Bank of Dothan, N.A. (1994-1998).

The Board of Directors believes that, from these years of experience in a number of positions and areas in banking and his senior executive level services to Bancshares and First United Security, Mr. House has gained an intimate knowledge of the banking industry and, more specifically, the business and operations of Bancshares and First United Security, which provides valuable insight to the Board of Directors.

J. Lee McPhearson Director since 2009 Age 59	Mr. McPhearson is an attorney, currently practicing in Butler, Alabama. Mr. McPhearson also serves as County Attorney for Choctaw County, Alabama. From 1995 until 2002, Mr. McPhearson served as Circuit Judge for the First Judicial Circuit of the State of Alabama and previously served from 1981 until 1987 as District Attorney for the First Judicial Circuit. Mr. McPhearson is currently actively involved in timber and real estate enterprises. Mr. McPhearson's legal experience as a practitioner, which involves some representation and advising of business entities, as well as his knowledge and understanding of the communities served by Bancshares and First United Security gained through his time on the bench, all contribute greatly to the Board of Directors. Additionally, Mr. McPhearson's experience in the timber and real estate industries provides valuable insight to the Board of Directors regarding land and timber valuations and market conditions, which are important to the business of Bancshares and First United Security.
Jack W. Meigs Director since 1997 Age 55	Mr. Meigs has served as Circuit Judge for the Fourth Judicial Circuit of the State of Alabama since 1991. The Board of Directors believes that Mr. Meigs' extensive legal experience in the local area, both as a practitioner and as a judge, provides him with a wide range of management skills and knowledge on topics important to business, which contribute greatly to the composition of the Board of Directors.
A. J. Strickland, III Director since February 2013 Age 71	Dr. Strickland is the John R. Miller Professor of Strategic Management in the Graduate School of Business at the University of Alabama, a position he has held since 1969. Dr. Strickland is a director of American Equity Investment Life Holding Company and Twenty Services, Inc. and a former director of Statesman. Dr. Strickland is also the co-author of many strategic management books and texts used at universities worldwide. In addition, he conducts frequent industry and competitive analyses of domestic and international firms. The Board of Directors believes that Dr. Strickland's extensive knowledge of strategic management and the finance industry arising from his academic and practical experience will enable him to provide valuable insight to the Board of Directors.
Howard M. Whitted Director since 1985 Age 68	Mr. Whitted was a forester for Weyerhaeuser Company, a forest products and container board manufacturer, from 1968 until his retirement in 2006. Mr. Whitted is currently a forester and manager for Whitted Family Holdings. The Board of Directors believes that Mr. Whitted's general business experience and, specifically, his experience in the real estate and forestry industry provide valuable insight to the Board of Directors regarding land and timber valuations and market conditions, which are important to the business of Bancshares and First United Security.

Bruce N. Wilson
Director since 1997
Age 58

Mr. Wilson is a senior partner in the law firm of Wilson & Drinkard, where he has worked since 1993.

Through his law practice, Mr. Wilson has represented and continues to represent business and corporate clients throughout all phases of their operations. He counsels clients on various real estate, industrial and economic development, and budgetary and auditing issues. The Board of Directors believes that Mr. Wilson's experience and understanding of these issues enable him to provide valuable insight to the Board of Directors.

Director Not Standing for Re-election

Hardie B. Kimbrough
Director since 1986
Age 75

Mr. Kimbrough is currently Of Counsel with the Gilmore Law Firm. Mr. Kimbrough served as Presiding Circuit Judge for the First Judicial Circuit of the State of Alabama from 1977 until his retirement in 1995.

Information About Executive Officers Who Are Not Also Directors

Robert Steen
Age 64

Mr. Steen has served as Vice President, Treasurer and Assistant Secretary of Bancshares since 2009, previously serving as Assistant Treasurer since 1997 and Assistant Vice President since 2000. Mr. Steen has been designated as the Principal Financial Officer (now Chief Financial Officer) and Principal Accounting Officer of Bancshares since 2003. Mr. Steen has served as Executive Vice President, Chief Financial Officer of First United Security since 1997, upon the merger with FB&T.

J. Daniel Matheson, III
Age 55

Mr. Matheson has served as Investment Officer of Bancshares since May 2001 and as Senior Vice President, Investment Officer, of First United Security since 1996. Mr. Matheson serves as Senior Vice President of Synovus Securities and is the owner and President of R2Metrics, Inc., a provider of investment and asset and liability management software, analytics and consulting services for banks, which was owned by First United Security until January 1, 2009.

Beverly J. Dozier
Age 48

Ms. Dozier currently serves as Vice President, Secretary and Assistant Treasurer of Bancshares and Senior Vice President, Executive Administration, of First United Security. Ms. Dozier has served the bank in numerous capacities since 1984, including working as a loan officer and mortgage originator.

Anthony G. Cashio
Age 63

Mr. Cashio joined First United Security in October 2012 and currently serves as Executive Vice President, Credit Division, and Chief Credit Officer. Prior to his employment with First United Security, Mr. Cashio served as Executive Vice President and Chief Credit Officer of Gulf South Private Bank in Destin, Florida from December 2011 until October 2012; Regional Credit Officer and Senior Vice President of Cadence Bank from December 2006 until November 2011; and Senior Vice President and Risk Manager of Wachovia Bank from January 2005 until December 2006. Prior to 2005, Mr. Cashio held a number of positions with SouthTrust Bank over a twenty-year period.

Eric H. Mabowitz Age 54	Mr. Mabowitz currently serves as Executive Vice President, Retail Division, Branch Administrator and Director of Community Lending of First United Security. Mr. Mabowitz joined First United Security in March 2008 and previously served as Executive Vice President, Senior Lender, and Branch Administrator and as Executive Vice President, Chief Credit Officer. Prior to his employment with First United Security, Mr. Mabowitz served as President and Chief Operating Officer of Premier Bank of the South in Cullman, Alabama from June 2007 until March 2008; as Executive Vice President, Administration for First Community Bank in Chatom, Alabama from September 2006 until June 2007; and as Executive Vice President, Chief Credit Officer for First Community Bank in Chatom, Alabama from July 2001 until September 2006.
D. Phillip Maughan, II Age 48	Mr. Maughan has served as Executive Vice President, Commercial Division, and Senior Lender of First United Security since October 2010. Mr. Maughan has served in various executive level positions in the financial industry, including Executive Vice President and Regional President of Capstone Bank from 2008 until October 2010 and as President and Chief Executive Officer of Security Bank from 2006 until 2008. Prior to 2006, Mr. Maughan held a number of positions with AmSouth Bank and then SouthTrust Bank/Wachovia Bank.
William C. Mitchell Age 47	Mr. Mitchell has served as President and Chief Executive Officer of First United Security's subsidiary, Acceptance Loan Company, Inc., since February 2008 and, prior to that, as Interim President and Chief Executive Officer beginning in November 2007. Mr. Mitchell has worked with Acceptance Loan Company, Inc. since May 1997.
David L. Saylors Age 68	Mr. Saylors joined First United Security in August 2012 and currently serves as Senior Vice President, Director of Human Resources. Prior to his employment with First United Security, Mr. Saylors served as Senior Vice President and Director of Human Resources of Capstone Bank in Tuscaloosa, Alabama from November 2009 until August 2012; Executive Assistant to the President (from April 2009 until November 2009) and Financial Accountant (December 2007 until April 2009) for Marion Military Institute in Marion, Alabama; and Senior Vice President and Director of Human Resources of The Peoples Bank and Trust in Selma, Alabama from August 2000 until December 2007.

PROPOSAL 2
APPROVAL OF THE UNITED SECURITY BANCSHARES, INC. 2013 INCENTIVE PLAN

On March 22, 2013, the Board of Directors of Bancshares approved and recommended that the shareholders adopt the United Security Bancshares, Inc. 2013 Incentive Plan (the "2013 Incentive Plan"). At the Annual Meeting, Bancshares' shareholders will consider and vote upon the approval of the 2013 Incentive Plan.

The Board of Directors believes that it is important for Bancshares to maintain a flexible and comprehensive incentive plan to provide a means of enhancing and encouraging the recruitment and retention of those individuals on whom the success of Bancshares most depends. The purpose of the 2013 Incentive Plan is to promote the interests of Bancshares and our shareholders by providing a means of granting equity and equity-related incentives, as well as cash incentives, to employees, non-employee directors and certain consultants of Bancshares and our affiliates, including First United Security, in order to provide an additional incentive to such individuals to work to increase the value of Bancshares' common stock and to provide such individuals with a stake in the future of Bancshares that corresponds to the stake of each of Bancshares' shareholders. If approved by Bancshares' shareholders, the 2013 Incentive Plan will allow Bancshares and First United Security to attract, motivate and retain the most qualified employees, including officers, as well as directors and consultants, and link the interests of such individuals with the interests of Bancshares' shareholders.

A summary of the principal features of the 2013 Incentive Plan is provided below. The summary is qualified in its entirety by reference to the full text of the 2013 Incentive Plan, which is attached as Appendix A to this Proxy Statement.

General

The 2013 Incentive Plan provides for the grant of incentive and nonqualified stock options, stock appreciation rights, awards of restricted stock and restricted stock units and performance compensation awards, including performance-based cash bonuses, to employees, non-employee directors and certain consultants of Bancshares and our affiliates, including First United Security. No determinations have been made to date with respect to the types or amounts of awards that may be granted to specific individuals pursuant to the 2013 Incentive Plan, and no awards will be granted pursuant to the 2013 Incentive Plan until the plan is approved by the shareholders.

Eligibility

Persons eligible to participate in the 2013 Incentive Plan include all members of the Board of Directors of Bancshares (comprised of eleven persons following the Annual Meeting), all employees, including officers, of Bancshares and our affiliates (currently approximately 290 persons) and any consultants of Bancshares and our affiliates.

Administration

Except as may otherwise be determined by the Board of Directors, the 2013 Incentive Plan will be administered by the Compensation Committee of the Board of Directors, which committee shall have the authority to, among other things, grant awards under the 2013 Incentive Plan and prescribe the terms and conditions of such awards. The Compensation Committee may delegate administration of the 2013 Incentive Plan to a committee or committees of one or more members of the Board of Directors, provided, however, that such committee must consist of two or more non-employee directors, pursuant to Rule 16b-3 of the

Securities Exchange Act of 1934, as amended, who are also "outside directors," pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), unless otherwise determined by the Board of Directors.

Shares Available

A total of 600,000 shares of Bancshares' common stock are reserved for issuance under the 2013 Incentive Plan, all of which may be granted as incentive stock options. Any shares of common stock granted in connection with options and stock appreciation rights will be counted against this limit as one share for every one option or stock appreciation right awarded. Any shares of common stock granted in connection with awards other than options and stock appreciation rights shall be counted against this limit as two shares of common stock for every one share of common stock granted in connection with such award. Shares of common stock available for distribution under the 2013 Incentive Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by Bancshares in any manner. Any shares of common stock subject to an award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the plan in accordance with the terms of the plan. The number of shares reserved for issuance may be adjusted in the event of a stock or extraordinary cash dividend, stock split or reverse stock split, or an extraordinary corporate transaction, such as any recapitalization, reorganization, merger, consolidation, combination or exchange, or any other relevant change in capitalization occurring after the date of grant of an award under the plan.

Types of Awards Available

- ***Options*** – The 2013 Incentive Plan provides for the grant of incentive stock options and nonqualified stock options. In general, the exercise price of an option may not be less than 100% of the fair market value of Bancshares' common stock on the date of the grant, and no options granted under the plan may be exercisable after the expiration of ten years from the date of grant of the award. Options will vest and become exercisable as the Compensation Committee deems appropriate. The exercise price may be paid in various ways, including by payment of cash, a stock-for-stock exchange, a broker-assisted cashless exercise or a net exercise.
- ***Stock Appreciation Rights*** – The 2013 Incentive Plan provides for the grant of stock appreciation rights, either alone, as free standing stock appreciation rights, or in tandem with an option, as related stock appreciation rights. The exercise price of a stock appreciation right may not be less than 100% of the fair market value of the Bancshares' common stock on the date of the grant, and a related stock appreciation right must have the same exercise price as the related option. No stock appreciation rights may be exercisable after the expiration of ten years from the date of grant of the award. Stock appreciation rights will vest and become exercisable as the Compensation Committee deems appropriate. The consideration payable upon exercise of a stock appreciation right shall be paid in cash, shares of Bancshares' common stock or a combination of cash and shares of Bancshares' common stock, as determined in the sole discretion of the Compensation Committee.
- ***Restricted Stock and Restricted Stock Units*** – The 2013 Incentive Plan provides for the grant of restricted stock or restricted stock units. Such awards may not be sold, assigned, transferred or otherwise disposed of or pledged as collateral or security during the restricted period, which restricted period begins on the date of grant of the award and ends at the time or times set forth on a schedule established by the Compensation Committee. A holder of restricted stock generally shall have the rights and privileges of a shareholder as to such restricted stock, including the right to vote such restricted stock and the right to receive dividends. At the discretion of the Compensation Committee, restricted stock units may be credited with cash and stock dividends paid by Bancshares in respect of one share of Bancshares' common stock.

- ***Performance Compensation Awards*** – The 2013 Incentive Plan provides that the Compensation Committee may designate as a performance compensation award any award, other than options and stock appreciation rights, in order to qualify the award as "performance-based compensation" under Section 162(m) of the Code. Performance Compensation Awards under the 2013 Incentive Plan may also consist of performance-based cash bonuses.

Amendment and Termination

The Board of Directors may, at any time, and from time to time, amend or terminate the 2013 Incentive Plan; provided, however, that, except in certain limited circumstances (e.g., amendments relating to adjustments upon changes in the common stock and amendments that the Board deems necessary or advisable to provide eligible participants with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder), no amendment will be effective unless approved by the shareholders as may be required by applicable laws, stock exchange rules or other regulations. The 2013 Incentive Plan will automatically terminate on March 22, 2023.

Federal Income Tax Consequences

The following summarizes only the federal income tax consequences of participation under the 2013 Incentive Plan based upon federal income tax laws in effect on the date of this Proxy Statement. This summary does not purport to be complete and does not discuss any non-U.S., state or local tax consequences. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, a participant's individual circumstances. Each participant in the 2013 Incentive Plan is strongly urged to consult with his or her tax advisor regarding participation in the plan.

With respect to nonqualified stock options, Bancshares is generally entitled to deduct, and the optionee recognizes taxable income in an amount equal to, the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving incentive stock options will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of Bancshares' common stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and Bancshares will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will be treated as one that does not meet the requirements of the Code for incentive stock options, and the tax consequences described for nonqualified stock options will apply.

The current federal income tax consequences of other awards authorized under the 2013 Incentive Plan generally follow certain basic patterns: stock-settled stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, Bancshares will generally have a corresponding deduction at the time the participant recognizes income, subject to Section 162(m) of the Code with respect to covered employees.

Certain types of awards under the 2013 Incentive Plan, including cash-settled stock appreciation rights, restricted stock units and deferred stock, may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, participants may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% income tax (and, potentially, certain interest penalties). To the extent applicable, the plan and awards granted under the plan will be interpreted to comply with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the Compensation Committee, the plan and applicable award agreements may be amended to comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Vote Required; Board Recommendation

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is needed to approve the 2013 Incentive Plan. Unless instructed to the contrary, the shares represented by proxy will be voted FOR this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE 2013 INCENTIVE PLAN.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes, as of December 31, 2012, the securities that have been authorized for issuance under Bancshares' existing equity compensation plan, the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (the "Directors' Plan"). The Directors' Plan permits non-employee directors to defer their directors' fees and receive the adjusted value of the deferred amounts in cash and/or in Bancshares' common stock and was approved by shareholders in 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column (a))[1]
Equity compensation plans approved by shareholders	63,555	$0.00[2]	0
Equity compensation plans not approved by shareholders	0	$0.00	0
Total	63,555	$0.00[2]	0

(1) Does not include shares reserved for future issuance under the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan.

(2) Does not include amounts deferred pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, as there is no exercise price associated with these deferred amounts.

CORPORATE GOVERNANCE

Bancshares is committed to having sound corporate governance principles. Operating in accordance with such principles is essential to running Bancshares' business effectively and to maintaining Bancshares' integrity in the marketplace. Bancshares' Board has adopted a Code of Business Conduct and Ethics that sets forth basic principles to guide Bancshares' and First United Security's employees, including the Chief Executive Officer, the Chief Financial Officer and other senior executive officers, in their conduct and compliance with applicable laws and governance principles. A copy of the United Security Bancshares, Inc. Code of Business Conduct and Ethics is filed as Exhibit 14 to our Annual Report on Form 10-K for the year ended December 31, 2003. Additionally, Bancshares will furnish any person without charge, upon written request, a copy of the United Security Bancshares, Inc. Code of Business Conduct and Ethics.

The following is a summary of Bancshares' Board independence standards, the Board and committee structure, the director nomination process and the procedures for shareholders to follow to communicate with the Board of Directors.

Director Independence

The Nasdaq Stock Market, LLC, the exchange on which Bancshares' common stock is listed ("Nasdaq"), requires that a majority of the Bancshares' Board members be "independent." Accordingly, because the Board of Directors currently has twelve (12) members, at least seven (7) of the directors must be independent; after the Annual Meeting, at least six (6) the eleven (11) directors must be independent. In accordance with Nasdaq's listing rules, a director is not considered to be independent unless the Board determines that the director has no relationship with Bancshares or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Bancshares or any of its subsidiaries) that would interfere with the exercise of the director's independent judgment in carrying out the responsibilities of a director. Members of the Audit Committee, Compensation Committee and Nominating, Executive and Corporate Governance Committee also must meet the independence tests in the applicable Nasdaq listing rules and the federal securities laws.

The Board has determined that none of the directors standing for re-election, with the exception of Mr. House, has any material relationship with Bancshares or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Bancshares or any of its subsidiaries) that would interfere with the exercise of independent judgment in carrying out his or her responsibilities. In making this determination, the Board considered transactions and relationships between each director or his or her immediate family and Bancshares and its subsidiaries. The purpose of this review was to determine whether any such transactions or relationships were material and possibly inconsistent with a determination that the director was independent. Mr. House is not independent because of his employment as the President and Chief Executive Officer of Bancshares and First United Security.

While conducting its review of director independence, the Board of Directors specifically considered the relationships between Bancshares and Wilson & Drinkard, of which Mr. Wilson is a senior partner, and between Bancshares and the Gilmore Law Firm, of which Mr. Kimbrough is Of Counsel. Both Wilson & Drinkard and the Gilmore Law Firm are law firms that historically have provided legal services to Bancshares and its subsidiaries. Bancshares' fee arrangements with Wilson & Drinkard and the Gilmore Law Firm are negotiated on the same basis and are subject to the same terms and conditions as arrangements with other outside legal counsel for similar types of legal work. During 2012, Bancshares paid approximately $340 in legal fees to Wilson & Drinkard and approximately $26,721 in legal fees to the Gilmore Law Firm (although, based on his Of Counsel arrangement with the Gilmore Law Firm, Mr. Kimbrough did not directly receive any income, benefits or compensation from these payments). Based on this review, the Board concluded that Bancshares' relationships with Wilson & Drinkard and the Gilmore Law Firm do not interfere with either Mr. Wilson's or Mr. Kimbrough's exercise of independent judgment in carrying out the responsibilities of a director.

Company Leadership Structure

The business of Bancshares is managed under the direction of the Board of Directors, which is elected by our shareholders. The basic responsibility of the Board is to lead Bancshares by exercising its business judgment to act in what each director reasonably believes to be the best interests of Bancshares and its shareholders. Leadership is important to facilitate the Board in acting effectively as a working group so that Bancshares and its performance may benefit. The role of the Chairperson includes providing continuous feedback on the direction, performance and strategy of Bancshares, presiding over meetings of the Board, setting the Board's agenda with management and leading the Board in anticipating and responding to risks faced by Bancshares.

The roles of Chief Executive Officer and Chairperson of the Board have been separated since Bancshares became a publicly-traded company. While the Board believes that the Chief Executive Officer should be a member of the Board, the Board considers it to be advantageous to independence, oversight and objectivity to have a separate, independent board member to serve as Chairperson. The Board may reconsider this leadership structure from time to time based on then-current considerations.

Risk Oversight

General oversight of Bancshares' risk management process is the responsibility of the Audit Committee of the Board of Directors.

Bancshares is exposed to a number of risks and regularly undertakes a review to identify and evaluate these risks and develop plans to manage them effectively. While the Chief Executive Officer has overall responsibility for risk assessment, management and prioritization, the Board has an active role in the risk oversight process.

The Board regularly reviews information regarding Bancshares' financial, credit, liquidity, operational, legal, regulatory, compliance, reputational and strategic risks based on reports from management, including the Chief Executive Officer and the Chief Financial Officer. Although the full Board is ultimately involved in the risk oversight process, information regarding certain risks is reviewed first by the committees of the Board when a particular risk falls within the purview of a particular committee. For example, the Compensation Committee of the Board oversees the management of risks relating to Bancshares' compensation policies and practices, including executive compensation. The Nominating, Executive and Corporate Governance Committee oversees risks associated with the independence of the members of the Board and potential conflicts of interest. The Audit Committee oversees the management of financial risks (including risks required to be monitored under the Sarbanes-Oxley Act). The conclusions of each Board committee are brought to the attention of all Board members at the regularly scheduled meetings of the Board. This enables the Board and its committees to coordinate the risk oversight role.

Board Structure and Committees

The Board of Directors of Bancshares conducts its business through meetings of the Board and Board committees. During 2012, the Board of Directors of Bancshares met twenty-four times, twelve of which meetings were executive sessions. All of the incumbent directors attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which he or she served, with the exception of Dr. Strickland, who did not become a member of the Board of Directors until February 28, 2013.

Directors are encouraged but not required to attend the annual meetings of shareholders. All of the then-current directors attended Bancshares' 2012 Annual Meeting of Shareholders on May 9, 2012.

Audit Committee

The Audit Committee assists the Board with its oversight responsibilities with respect to the financial reports and other financial information provided by Bancshares to its shareholders and others, Bancshares' financial policies and procedures and disclosure controls and procedures, Bancshares' system of internal controls and Bancshares' auditing, accounting and financial reporting processes. The Audit Committee operates under a written charter, a copy of which is posted on First United Security's website at http://www.firstusbank.com under the tabs "About Us" – "Investor Relations." The Audit Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. Any revisions to the charter are to be made by the full Board. The Audit Committee last reviewed and assessed the adequacy of its charter on May 23, 2012. The Audit Committee met twelve times during 2012. The Audit Committee Report appears in this Proxy Statement on page 38.

Certain Nasdaq listing rules and the federal securities laws require that at least one member of the Audit Committee has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements, or experience actively supervising one or more persons engaged in such activities, an understanding of internal control over financial reporting and an understanding of audit committee functions. The Board has determined that Andrew C. Bearden, Jr. and A. J. Strickland, III both have the requisite attributes of an "audit committee financial expert." Mr. Bearden acquired such attributes through his experience as a certified public accountant and through his supervision as chief financial officer of the financial reporting and compliance of a publicly traded financial institution. Dr. Strickland acquired such attributes through his many years of service as a business school professor and his service on the board of directors of other public companies, including audit committee service.

The members of the Audit Committee are Andrew C. Bearden, Jr., Chairperson, William G. Harrison, Hardie B. Kimbrough (through the conclusion of the Annual Meeting), Jack W. Meigs and A. J. Strickland, III. The Board has carefully evaluated the backgrounds of the members of the Audit Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules and as defined in the committee's charter.

Compensation Committee

The Compensation Committee assists the Board in overseeing and determining executive compensation. Among other responsibilities, the Compensation Committee reviews, recommends and approves salaries and other compensation of Bancshares' and First United Security's executive officers and administers Bancshares' equity compensation plans that may be in place from time to time. The Chief Executive Officer assists the Compensation Committee with determining the amount of compensation to be paid to the other executive officers but does not play a role in the final determination or approval of his own compensation. The Compensation Committee operates under a written charter, a copy of which is posted on First United Security's website at http://www.firstusbank.com under the tabs "About Us" – "Investor Relations." The Compensation Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. Any revisions to the charter are to be made by the full Board. The Compensation Committee last reviewed and assessed the adequacy of its charter on May 23, 2012. The Compensation Committee met seven times in 2012. The Compensation Committee Report appears in this Proxy Statement on page 26.

The scope of the Compensation Committee's authority is limited to the responsibilities that are set forth in its charter. In fulfilling its responsibilities, the Compensation Committee may delegate its authority to subcommittees to the extent permitted by applicable law. The charter further provides the Compensation Committee with the authority to engage independent consultants and legal advisers when determined to be necessary or appropriate in fulfilling its responsibilities. The Compensation Committee has sole authority to retain and terminate any such consultant or legal adviser, including sole authority to approve the fees and other retention terms.

The Compensation Committee has reviewed Bancshares' compensation programs, plans and practices for all of its employees as they relate to risk management and risk-taking initiatives to ascertain if they serve to encourage or incent risks that are "reasonably likely to have a material adverse effect" on Bancshares. As a result of this process, the Compensation Committee concluded and informed the Board that, based on Bancshares' current compensation programs, plans and practices, there are no such risks.

The members of the Compensation Committee are J. Lee McPhearson, Chairperson, Linda H. Breedlove, Gerald P. Corgill, John C. Gordon and Howard M. Whitted. The Board has carefully evaluated the backgrounds of the members of the Compensation Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules and as defined in the committee's charter.

Nominating, Executive and Corporate Governance Committee

Among other responsibilities, the Nominating, Executive and Corporate Governance Committee reviews and recommends the selection of directors and members of committees of the Board and reviews and establishes the governance practices of Bancshares. The Nominating, Executive and Corporate Governance Committee operates under a written charter, a copy of which is posted on First United Security's website at http://www.firstusbank.com under the tabs "About Us" – "Investor Relations." The Nominating, Executive and Corporate Governance Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. Any revisions to the charter are to be made by the full Board. The Nominating, Executive and Corporate Governance Committee last reviewed and assessed the adequacy of its charter on May 23, 2012. The Nominating, Executive and Corporate Governance Committee met five times in 2012.

The members of the Nominating, Executive and Corporate Governance Committee are Hardie B. Kimbrough, Chairperson (through the conclusion of the Annual Meeting), Andrew C. Bearden, Jr., Gerald P. Corgill, John C. Gordon and Bruce N. Wilson. The Board has carefully evaluated the backgrounds of the members of the Nominating, Executive and Corporate Governance Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules and as defined in the committee's charter.

Consideration of Director-Nominees

Criteria and Diversity

Criteria that are used by the Nominating, Executive and Corporate Governance Committee in connection with evaluating and selecting new directors include factors relating to whether the candidate would meet the definition of "independent," as defined by the applicable Nasdaq listing rules, as well as the candidate's skills, occupation and experience in the context of the needs of the Board. The Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The Nominating, Executive and Corporate Governance Committee continually reviews the qualifications and responsibilities of all directors in consideration of the Board's overall responsibility to shareholders. Although neither the Board nor the Nominating, Executive and Corporate Governance Committee has a formal policy with regard to the consideration of diversity in identifying director nominees, the director nomination process is designed to ensure that the Board considers members with diverse backgrounds, including race, ethnicity, gender, education, skills and experience, with a focus on appropriate financial and other expertise relevant to Bancshares' business, and also considers issues of judgment, conflicts of interest, integrity, ethics and commitment to the goal of maximizing shareholder value. The goal of this process is to assemble a group of directors with deep, varied experience, sound judgment and commitment to the success of Bancshares. For a discussion of the individual experience and qualifications of our directors, please refer to the section entitled "Proposal 1 – Election of Directors" in this Proxy Statement beginning on page 4.

Process for Identifying and Evaluating Director-Nominees

The process followed by the Nominating, Executive and Corporate Governance Committee to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating, Executive and Corporate Governance Committee and the Board. Assuming that the appropriate biographical and background material discussed below is provided on behalf of candidates recommended by shareholders, the Nominating, Executive and Corporate Governance Committee will evaluate those candidates by applying substantially the same criteria, following substantially the same process as that used for candidates submitted by Board members.

Director-Nominees Proposed by Shareholders

The Nominating, Executive and Corporate Governance Committee will consider candidates recommended by shareholders for inclusion by the Board of Directors in the slate of nominees that the Board recommends to the shareholders for election. In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director-nominees, including candidates recommended by shareholders, the Nominating, Executive and Corporate Governance Committee applies the selection criteria and follows the process described above.

Shareholders may recommend individuals for the Nominating, Executive and Corporate Governance Committee to consider as potential director candidates by submitting the following information to the Nominating, Executive and Corporate Governance Committee, c/o Corporate Secretary of United Security Bancshares, Inc., 131 West Front Street, P.O. Box 249, Thomasville, Alabama 36784:

- The name of the recommended person;
- All information relating to the recommended person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;
- The written consent of the recommended person to being named in the proxy statement as a nominee and to serve as a director if elected;
- As to the shareholder making the recommendation, the name and address of such shareholder as the name and address appear on Bancshares' books; provided, however, that, if the shareholder is not a registered holder of Bancshares' common stock, the shareholder should submit his or her name and address along with a current written statement from the registered holder; and
- A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

Any such recommendation must be received at the address above not less than 120 calendar days before the first anniversary of the date on which Bancshares' proxy statement was released to shareholders in connection with the previous year's annual meeting.

Shareholder Communications with the Board of Directors

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and will respond as the Board deems appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairperson of the Nominating, Executive and Corporate Governance Committee primarily will be responsible for monitoring communications from shareholders and providing copies or summaries of such communications to the other directors as he or she deems appropriate. Communications will be forwarded to all directors if such communications relate to substantive matters and include suggestions or comments that the Chairperson of the Nominating, Executive and Corporate Governance Committee considers important.

Shareholders and other interested parties who wish to send communications on any topic to the Board should address such communications to:

Chairperson of the Nominating, Executive and Corporate Governance Committee
c/o Corporate Secretary of United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

All written communications to Bancshares' Board of Directors will be relayed to the Nominating, Executive and Corporate Governance Committee without being screened by management.

TRANSACTIONS WITH RELATED PERSONS

Bancshares recognizes that transactions between Bancshares or its subsidiaries and any of its directors or executive officers may present potential or actual conflicts of interest that are not in the best interests of Bancshares and its shareholders. Therefore, as a general matter and in accordance with Bancshares' Code of Business Conduct and Ethics, Bancshares prefers to avoid such transactions. Nevertheless, there are situations where such transactions may be in, or may not be inconsistent with, the best interests of Bancshares and its shareholders. Therefore, Bancshares has adopted a written policy and procedures that require the Audit Committee to review and, if appropriate, to approve or ratify any such transactions.

Policy and Procedures Regarding Related Person Transactions

The Audit Committee's Policy and Procedures With Respect to Related Person Transactions sets forth the process for reviewing, approving and ratifying transactions involving Bancshares and its subsidiaries and "related persons." "Related persons" include directors and executive officers and their immediate family members and shareholders owning 5% or more of Bancshares' outstanding common stock. It is Bancshares' policy to approve and ratify transactions involving related persons only when the Board of Directors, acting through the Audit Committee, determines that the transaction in question is in, or is not inconsistent with, the best interests of Bancshares and its shareholders.

The procedures provide that, prior to entering into a related person transaction, management or the affected director or executive officer must bring the matter to the attention of a designated individual who will assess whether the matter should be considered by the Audit Committee. If a member of the Audit Committee is involved in the proposed transaction, he or she will be recused from all discussions and decisions about the transaction. To the extent that a related person transaction is not identified in advance, the terms of the transaction will be reviewed and evaluated by the Audit Committee. Only transactions that are in, or that are not inconsistent with, the best interests of Bancshares and its shareholders are approved or ratified by the Audit Committee.

Certain Transactions with Related Persons

Certain directors and executive officers of Bancshares and their family members were customers of, and had transactions with, First United Security in the ordinary course of business since the beginning of 2011, and additional transactions likely will take place in the ordinary course of business. All outstanding loans and commitments were made in the ordinary course of business, made on substantially the same terms, including interest rates and collateral, for comparable transactions with unrelated persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

We believe that the compensation of our executive officers should link rewards to business results and shareholders' returns. Specifically, the compensation program should attract, retain and motivate the executive officers necessary for our current and long-term success and should tie executive compensation with the performance of Bancshares.

Oversight of the Compensation Program

Our Compensation Committee oversees our compensation program and approves the compensation paid to all executive officers, including the Chief Executive Officer and the two other most highly compensated executive officers during 2012 (collectively, the "Named Executive Officers") (our Named Executive Officers are identified in the 2012 Summary Compensation Table that appears in this Proxy Statement on page 27). All of the members of the Compensation Committee have been determined by the Board of Directors to qualify as "independent" under the applicable Nasdaq director independence rules. The Compensation Committee operates under a written charter, a copy of which is posted on First United Security's website at http://www.firstusbank.com under the tabs "About Us" – "Investor Relations."

Our Compensation Committee's responsibilities include reviewing and approving the amount, form and terms of compensation to be paid to the Named Executive Officers and assessing and making recommendations to the Board regarding executive compensation and benefit plans and programs. The Chief Executive Officer assists the Compensation Committee with determining the amount of compensation to be paid to the other executive officers but does not play a role in the final determination or approval of his own compensation. Our Human Resources department also assists the Compensation Committee with compensation decisions by providing support and data for the committee.

Compensation Consultant

The charter of the Compensation Committee grants the committee the authority to hire outside consultants to further its objectives and assist with its responsibilities. During 2012, the Compensation Committee engaged a compensation consultant, Matthews, Young – Management Consulting ("Matthews, Young"), to review, assess and provide recommendations with respect to certain aspects of Bancshares' compensation program for executive officers and directors, as well as certain other employees of Bancshares' subsidiaries. In this role, Matthews, Young rendered services specifically requested by the Compensation Committee, which included examining the overall pay mix for our executives, conducting a competitive assessment of our executive compensation program and making recommendations to and advising the Compensation Committee on compensation design and levels. In this regard, Matthews, Young provided advice to the Compensation Committee on structuring annual and long-term incentive arrangements for executives. In addition, Matthews, Young provided advice to the Compensation Committee on the compensation elements and levels for non-employee directors.

Assisted by Matthews, Young, the Compensation Committee reviewed competitive market compensation levels for our Named Executive Officers (and certain other officers) with a particular emphasis on base salary and cash compensation. A number of published compensation surveys and databases dedicated to the community banking industry were utilized in the analysis, including those published by the American Bankers Association, CompData, Crowe Horwath, the Delves Group, Economic Research Institute and Kenexa. Compensation data from these surveys focused on comparably-sized community financial institutions based on total assets. The Compensation Committee matched our Named Executive Officers' positions to survey benchmark positions with comparable areas of responsibility and job scope.

Bancshares does not have a policy that limits the services that an executive compensation consultant can perform. However, Bancshares did not engage Matthews, Young for any projects other than those directed by the Compensation Committee, as described above. Matthews, Young has not performed any other services for Bancshares.

Compensation Objectives

Compensation is based on an individual's job level, responsibilities and experience and company performance. We want to attract and retain, on a long-term basis, high caliber personnel and, to that end, provide a total compensation opportunity that is competitive in the banking industry, taking into account relative company size and performance as well as individual responsibilities and achievements.

Currently, the primary component of the total compensation for our Named Executive Officers is base salary. In some years, we have compensated our executive officers with a combination of base salary and cash incentives designed to be competitive, to align management's incentives with business results of Bancshares and to reward not only company-wide performance but also the achievement of specific goals within areas under the control of the executive officers; however, no such cash incentives have been paid in a number of years. As set forth in the section entitled "Proposal 2 – Approval of the United Security Bancshares, Inc. 2013 Incentive Plan" beginning on page 10 in this Proxy Statement, the Board of Directors has approved and is submitting to the shareholders for approval at the Annual Meeting the 2013 Incentive Plan, which will provide an additional incentive to our Named Executive Officers to work to increase the value of Bancshares' common stock and to provide these officers with a stake in the future of Bancshares that corresponds to the stake of each of Bancshares' shareholders.

Base Salaries

Base salary is currently the main component of the Named Executive Officers' compensation and is reviewed and approved by the Compensation Committee annually to determine whether the salary is appropriate. Each Named Executive Officer's base salary is determined principally by the responsibilities required by the officer's position and length of service in a position at Bancshares, as well as individual competence and comparison to peer institutions. In the case of the Chief Executive Officer, we further consider his overall banking experience (which includes approximately twenty years of service in executive and senior management positions of banks).

At its meeting in December 2012, the Compensation Committee established the base salaries for the Named Executive Officers for 2013 and determined that the following adjustments were appropriate: an increase for Mr. House of $25,000 to $300,000; an increase for Mr. Steen of $12,500 to $177,500; and an increase for Mr. Mitchell of $10,000 to $190,000. The Compensation Committee approved the increases in the base salaries of the Named Executive Officers, in part, based on the information presented in the published compensation surveys and databases provided by Matthews, Young, as discussed above, as well as the Named Executive Officers' performance during 2012.

Salary Continuation Agreements and Director Retirement Agreements

Salary Continuation Agreements. In order to encourage members of our senior management, several years ago, we entered into salary continuation agreements with certain executive officers. The salary continuation agreements are nonqualified deferred compensation arrangements that are designed to motivate the executive officers to remain employed with Bancshares until their retirement. While the benefit amounts vary, the same terms generally apply to all of the agreements. Currently, Mr. Steen is the only Named Executive Officer who is a party to a salary continuation agreement.

Mr. Steen's salary continuation agreement promises him a benefit that will be paid annually for fifteen years generally beginning on the later of when Mr. Steen reaches age 65 or when he terminates employment. The amount of Mr. Steen's benefit was initially set in September 2002 and generally is increased by 4% each year until he attains age 65. The benefit is reduced if Mr. Steen retires before age 65 or terminates employment due to a disability.

Mr. Steen's salary continuation agreement also provides a change in control benefit. We believe that it is important to protect the financial interests of our senior management in the event of a change in control. Further, we believe that the interests of Bancshares' shareholders will be best served if the interests of our senior management are aligned with the shareholders' interests. Providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of our shareholders. Accordingly, Mr. Steen's salary continuation agreement provides him with certain benefits in the event of a change in control of Bancshares or a change in control of First United Security. If Mr. Steen is terminated following a change in control, we will pay Mr. Steen annually for fifteen years, beginning at age 65, an amount equal to the maximum benefit that he would have been entitled to receive had he terminated employment at age 65.

On November 20, 2008, Bancshares and First United Security entered into an amendment to the salary continuation agreement for Mr. Steen, the purpose of which was to ensure that the terms of the salary continuation agreement comply with Internal Revenue Code Section 409A, promulgated under the American Jobs Creation Act of 2004. Internal Revenue Code Section 409A imposes significant taxes on an executive officer if he or she is paid deferred compensation that does not satisfy certain statutory and regulatory requirements. Mr. Steen's salary continuation agreement is subject to Internal Revenue Code Section 409A. Consequently, in order for Mr. Steen to avoid potential negative tax consequences, we amended his salary continuation agreement to comply with the applicable Internal Revenue Code Section 409A requirements. The amendment to the salary continuation agreement does not materially change the scope or amount of benefits to which Mr. Steen is entitled but may affect the time and form of payment of such benefits. The amendment was filed as an exhibit to Bancshares' Form 10-K for the year ended December 31, 2008.

Director Retirement Agreements. In order to encourage the members of the Board of Directors to continue to serve as directors of Bancshares, we have entered into director retirement agreements with each current director, with the exception of Mr. House and Dr. Strickland. The director retirement agreements are nonqualified deferred compensation arrangements that are designed to motivate the directors to serve on the Board until their retirement. The same terms generally apply to all of the agreements.

The director retirement agreements promise each director a benefit that will be paid annually for ten years generally beginning on the later of when the director reaches age 70 or when the director terminates service as a director. The amount of the benefit was initially set at $12,000 in September 2002 and is increased by 3% each year until the director reaches age 70. The benefit is reduced if the director retires before age 70 or terminates service as a director due to a disability.

Similar to Mr. Steen's salary continuation agreement, the director retirement agreements provide a change in control benefit. For the reasons discussed above, we believe that the interests of Bancshares' shareholders will be best served if the interests of our directors are aligned with the shareholders' interests. Therefore, the director retirement agreements provide that, if a director is terminated following a change in control of Bancshares or a change in control of First United Security, we will pay the director annually for ten years, beginning at age 70, an amount equal to the maximum benefit he or she would have been entitled to receive had the director terminated service as a director at age 70.

On November 20, 2008, Bancshares and First United Security entered into amendments to the director retirement agreements for each director at the time, the purpose of which is to ensure that the terms of the director retirement agreements comply with Internal Revenue Code Section 409A. Similar to Mr. Steen's salary continuation agreement, the director retirement agreements are subject to Internal Revenue Code Section 409A. Therefore, in order for the directors to avoid potential negative tax consequences, we amended the director retirement agreements to comply with the applicable Internal Revenue Code Section 409A requirements. The amendments to the director retirement agreements do not materially change the scope or amount of benefits to which the directors are entitled but may affect the time and form of payment of such benefits. The amendments were filed as exhibits to Bancshares' Form 10-K for the year ended December 31, 2008. The director retirement agreements entered into by directors joining the Boards of Bancshares and First United Security subsequent to the November 2008 amendments comply with Section 409A.

Additional details regarding Mr. Steen's salary continuation agreement and the director retirement agreements, as well as the amounts that would be payable in the event of a termination of employment and a change in control, are further discussed below under "Potential Payments Upon Termination or Change in Control," beginning on page 29 in this Proxy Statement.

Termination and Change in Control Benefits Under Mr. House's Employment Agreement

Mr. House, our President and Chief Executive Officer, is the only Named Executive Officer with an employment agreement. On November 7, 2011, when Mr. House was hired as the Chief Executive Officer, Bancshares, First United Security and Mr. House entered into an employment agreement. Details regarding the termination and change in control provisions of Mr. House's employment agreement are further discussed below under "Potential Payments Upon Termination or Change in Control," beginning on page 30 in this Proxy Statement.

Perquisites and Other Benefits

We provide our Named Executive Officers with limited perquisites and other personal benefits that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain qualified senior management. It is our belief that perquisites for executive officers should be limited in scope and value and also should be reflective of similar perquisites provided to executive officers at other regional banks of comparable size.

Perquisites provided include, in some cases, a company-provided automobile. Additionally, Bancshares will pay the annual premiums for a term life insurance policy with a $250,000 death benefit for Mr. House. The Named Executive Officers participate in our employee benefit plans and programs on the same terms and conditions as other employees. The benefits available generally include medical and dental insurance, disability insurance and life insurance. In addition, Bancshares sponsors a 401(k) plan in which all eligible employees, including the Named Executive Officers, may participate.

Consideration of Prior Shareholder Advisory Vote on Executive Compensation

We provide our shareholders with the opportunity annually to vote to approve, on an advisory basis, the compensation of our Named Executive Officers (often referred to as a "say-on-pay" vote). Although the "say-on-pay" vote is advisory and non-binding, the Compensation Committee considers the outcome of the vote as part of its executive compensation planning process. At the 2012 Annual Meeting of Shareholders held on May 9, 2012, over 87.6% of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the "say-on-pay" proposal were voted in favor of the compensation of Bancshares' Named Executives Officers as disclosed in the proxy statement for that meeting. Bancshares' Compensation Committee considered this high level of shareholder support when determining the compensation for 2013 but did not take any compensation actions in 2012 or to date in 2013 specifically in response to the shareholder advisory vote on executive compensation. The Compensation Committee concluded that Bancshares' compensation program should continue to emphasize the objectives described herein.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with Bancshares' management. Based on the review and discussion, the Compensation Committee recommended to Bancshares' Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report furnished by the Compensation Committee:

J. Lee McPhearson, *Chairperson*
Linda H. Breedlove
Gerald P. Corgill
John C. Gordon
Howard M. Whitted

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

The following table sets forth, for the years ended December 31, 2012 and 2011, a summary of the compensation paid to or earned by the Named Executive Officers.

Note that, as a "smaller reporting company" and pursuant to the rules of the Securities and Exchange Commission, Bancshares is providing below 2012 and 2011 compensation information for Mr. House, as the President and Chief Executive Officer of Bancshares and First United Security, and Mr. Steen and Mr. Mitchell, as the two most highly compensated executive officers other than Mr. House who were serving as executive officers at the end of 2012.

Name and Principal Position	Year	Salary	Stock Awards[1]	Nonqualified Deferred Compensation[2]	All Other Compensation[3]	Total
James F. House[4][5] *President and Chief Executive Officer of Bancshares and First United Security*	2012 2011	$275,000 $ 31,731	$25,900 $25,350	— —	$ 43,350 $ 9,024	$344,250 $ 66,105
Robert Steen *Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer of Bancshares and Executive Vice President and Chief Financial Officer of First United Security*	2012 2011	$165,000 $165,000	— —	$54,476 $48,366	$ 11,323 $ 17,858	$230,799 $231,224
William C. Mitchell[6] *President and Chief Executive Officer of Acceptance Loan Company, Inc.*	2012	$180,000	—	—	$ 4,032	$184,032

(1) Stock awards are reported as the grant date fair value of the shares, computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 *Compensation – Stock Compensation.* As an inducement to join Bancshares and First United Security, Mr. House received a one-time grant of 5,000 fully-vested shares of Bancshares' common stock on November 7, 2011, the date of the commencement of his employment with Bancshares and First United Security. Additionally, on August 21, 2012, pursuant to the terms of his employment agreement with Bancshares and First United Security, Mr. House received an additional grant of 5,000 fully-vested shares of Bancshares' common stock, which grant was approved by the Board of Directors based on Mr. House's personal performance and leadership of Bancshares and First United Security since the commencement of his employment on November 7, 2011.

(2) For Mr. Steen, this column represents the change in the present value of the accumulated benefit under his salary continuation agreement.

(3) The following table describes each component in the "All Other Compensation" column.

Name	401(k) Contributions	Life Insurance Premiums	Board and Committee Fees	Automobile	Unused Vacation	Other	Total
James F. House	$10,000	$3,476	—	$1,146	$10,576	$18,152	$43,350
Robert Steen	$ 6,744	—	$3,600	$ 979	—	—	$11,323
William C. Mitchell	$ 1,662	—	—	$2,370	—	—	$ 4,032

For Mr. House, "Other" compensation includes $18,152 paid for housing expenses pursuant to the terms of Mr. House's employment agreement.

(4) Mr. House was appointed President and Chief Executive Officer of Bancshares and First United Security effective November 7, 2011; therefore, Mr. House only received compensation for the portion of 2011 after November 7, 2011.

(5) Mr. House's employment agreement sets forth the terms of his employment, including his minimum compensation. See the discussion under "Potential Payments Upon Termination or Change in Control" beginning on page 30 in this Proxy Statement for additional information about Mr. House's employment agreement.

(6) Mr. Mitchell did not become a Named Executive Officer until 2012. Therefore, no compensation information is provided for 2011 with respect to Mr. Mitchell.

Potential Payments Upon Termination or Change in Control

Salary Continuation Agreement with Mr. Steen

Under the terms of Mr. Steen's salary continuation agreement, if Mr. Steen terminates his employment with Bancshares or First United Security as a result of his resignation, retirement, death or disability or a change in control of Bancshares or First United Security, he is entitled to be paid an annual benefit for a term of fifteen years. Such benefit generally will begin to be paid when Mr. Steen reaches normal retirement age, which is defined in the plan as age 65, or when the executive officer terminates employment, whichever is later. Mr. Steen's potential annual benefit is based on a set amount that is increased by 4% each year until he reaches age 65. The agreement provides for benefits as follows.

Normal Retirement On or After Age 65. Upon termination of employment on or after reaching age 65, Mr. Steen is entitled to an annual benefit that will be paid for fifteen years beginning immediately following his termination. Specifically, Mr. Steen will receive the following annual retirement benefit on termination for a period of fifteen years:

Officer	Annual Benefit in the Event of Normal Retirement On or After Age 65
Steen	$61,501

Early Retirement Prior to Age 65. To the extent that Mr. Steen terminates employment prior to reaching age 65, his annual benefit is reduced based on the number of years until he reaches age 65. The early retirement benefit then is payable once he reaches age 65. For example, if Mr. Steen retired on December 31, 2012, he would receive the following annual early retirement benefit beginning at age 65 for a period of fifteen years:

Officer	Annual Benefit in the Event of Early Retirement Prior to Age 65
Steen	$59,136

Disability. To the extent that Mr. Steen terminates employment due to a disability as determined by the carrier of an insurance policy covering him or by the Social Security Administration, the maximum annual benefit that would be payable is reduced based on the number of years until he reaches age 65. The disability benefit then is payable once Mr. Steen reaches age 65. For example, if Mr. Steen terminated his employment on December 31, 2012 due to a disability, he would receive the following annual disability benefit beginning at age 65 for a period of fifteen years:

Officer	Annual Benefit in the Event of a Disability
Steen	$59,136

Change in Control. If Mr. Steen's employment is terminated for any reason (other than a leave of absence) subsequent to a change in control of Bancshares or First United Security, he is entitled to receive the maximum annual benefit that would have been payable to him at age 65. The change in control benefit then is payable once Mr. Steen reaches age 65. For example, if Mr. Steen was terminated on December 31, 2012 following a change in control, he would receive the following annual change in control benefit beginning at age 65 for a period of fifteen years:

Officer	Annual Benefit Upon Termination Following a Change in Control
Steen	$61,501

Death. If Mr. Steen dies prior to receiving his salary continuation benefit, his beneficiary generally is entitled to receive the maximum annual benefit that would have been payable at age 65 described above under "Normal Retirement On or After Age 65." The death benefit would be payable to Mr. Steen's beneficiary immediately following his death for a period of fifteen years.

James F. House's Employment Agreement

On November 7, 2011, when Mr. House was hired as Chief Executive Officer and President of Bancshares and First United Security, Mr. House entered into an employment agreement with Bancshares and First United Security, which agreement was subsequently amended on November 19, 2012 to provide for certain changes to housing expenses covered under the agreement. A copy of Amendment One to Mr. House's employment agreement was included as an exhibit to Bancshares' Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 28, 2013.

The agreement's initial term is thirty (30) months, with renewal discussions to commence at least twelve (12) months prior to expiration. The agreement provides that Mr. House will be paid and eligible for the following compensation, among other employee benefits: an annual base salary not less than $275,000; term life insurance coverage in the amount of $250,000; and reimbursement of ordinary and reasonable expenses incurred in the performance of his duties as Chief Executive Officer and President of Bancshares and First United Security. Pursuant to the agreement, Mr. House received a one-time grant of 5,000 fully-vested shares of Bancshares' common stock on November 7, 2011 as an inducement to join Bancshares and First United Security and an additional grant of 5,000 fully-vested shares of Bancshares' common stock on August 21, 2012, which grant was approved by the Board of Directors based on Mr. House's personal performance and leadership of Bancshares and First United Security since the commencement of his employment on November 7, 2011. The agreement also contains non-compete and confidentiality restrictions. Specifically, Mr. House is prohibited from competing with Bancshares or First United Security for twelve (12) months following the termination of his employment and from disclosing confidential and proprietary information for a period of three (3) years after the termination of his employment. In the event that Mr. House fails to satisfy these non-compete and non-disclosure obligations, Bancshares is entitled to any appropriate remedy to enforce the obligations.

Under the terms of Mr. House's employment agreement, he is entitled to certain payments and benefits if he terminates employment due to his retirement, death or involuntary termination or if his termination is related to a change in control of Bancshares or First United Security.

In the event that Mr. House's employment terminates due to his death or disability, or Mr. House terminates his employment for any reason other than "good reason," he is entitled to any accrued and unpaid base salary earned through the date of termination and all vested amounts payable and vested benefits accrued under any otherwise applicable plan, policy, program or practice in which Mr. House was a participant.

If Mr. House is involuntarily terminated without "cause" or Mr. House terminates his employment for "good reason," he is entitled to (i) a lump sum cash payment within thirty (30) days following his termination in an amount equal to the greater of *either* one (1) times his base salary then in effect *or* the amount of the base salary that otherwise would have been payable to Mr. House for the remainder of the term and (ii) reimbursement from Bancshares for any premiums paid by Mr. House for COBRA health continuation coverage. For example, if Mr. House was terminated without "cause" or terminated his employment for "good reason" on December 31, 2012, he would have been entitled to a lump sum payment in the amount of $369,932 based on his 2012 base salary of $275,000.

In the event of a change in control, Mr. House is not entitled to any payment unless he is terminated or he terminates employment within six (6) months following the change in control. If Bancshares terminates Mr. House without "cause" or he terminates his employment for "good reason" during the six (6) months following a change in control, he is entitled to (i) a lump sum cash payment within thirty (30) days following his termination an amount equal to the greater of two (2) times the base salary or two (2) times the Annualized Compensation, as defined in the employment agreement, as reported by Bancshares, and (ii) reimbursement from Bancshares for any premiums paid by Mr. House for COBRA health continuation coverage. For example, if Mr. House was terminated or resigned on or after a change in control that occurred on December 31, 2012, he would have been entitled to a lump sum payment in the amount of $550,000 based on his 2012 base salary of $275,000.

Internal Revenue Code Section 409A imposes significant taxes on an executive officer in the event that he receives deferred compensation that does not satisfy certain statutory and regulatory requirements in accordance with Internal Revenue Code Section 409A. However, it is the intent of Bancshares and First United Security that the amounts payable to Mr. House under the employment agreement comply with or are exempt from Section 409A.

DIRECTOR COMPENSATION

In establishing director compensation, Bancshares considers the significant amount of time that directors expend in fulfilling their duties to Bancshares and the skill level required by Bancshares of members of the Board, as well as the importance of attracting and retaining qualified candidates to serve on the Board.

Fees

Compensation for the non-employee directors of Bancshares is $600 per month for service as directors and $500 per board meeting attended. The Chairperson of the Board receives an additional $750 per month. Non-employee committee members receive $250 per committee meeting attended, and the Chairpersons of the Audit Committee, the Compensation Committee and the Nominating, Executive and Corporate Governance Committee each receive an additional $150 per meeting attended. Directors are reimbursed for reasonable travel expenses incurred in the performance of their duties.

All of the non-employee directors of Bancshares also serve as the directors of First United Security, and they receive $400 per month for this service to First United Security. The non-employee directors of First United Security's subsidiary, Acceptance Loan Company, Inc. ("ALC"), each receive $250 per meeting attended, with the exception of the Chairperson, who receives an additional $150 per meeting attended. The non-employee members of the Board of Directors of ALC include Bruce N. Wilson, Chairperson, Linda H. Breedlove and Howard M. Whitted. The non-employee directors of First United Security's subsidiary, FUSB Reinsurance, Inc., receive $250 per meeting attended. The non-employee members of the Board of Directors of FUSB Reinsurance, Inc. are Linda H. Breedlove, Chairperson, William G. Harrison, Jack W. Meigs and Bruce N. Wilson.

Director Retirement Agreements

Bancshares has entered into retirement agreements with all of the non-employee directors of Bancshares, with the exception of Dr. Strickland. Under the terms of each retirement agreement, if a director terminates his or her service as a director with Bancshares or First United Security as a result of his or her resignation, retirement, death or disability or a change in control of Bancshares or First United Security, the director is entitled to an annual benefit for a term of ten years. The amount of the benefit depends on the reason for the director's termination of service and the number of years served as a director. See "Salary Continuation Agreements and Director Retirement Agreements" beginning on page 23 in this Proxy Statement under "Compensation Discussion and Analysis" for additional information regarding these agreements.

Deferral Plan

Non-employee directors may elect to defer payment of all or any portion of their First United Security Bank director fees under the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (the "Plan"), and, as of January 1, 2012, all United Security Bancshares, Inc. director fees are deferred under the Plan. The Plan, which was ratified by shareholders at the annual meeting held on May 11, 2004, permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock. If the deferred amounts are invested in share units, the return is determined as if such funds had been invested in Bancshares' common stock, and, if the deferred amounts are invested in cash, the return is calculated at an interest rate equal to the 30-Day London Interbank Offered Rate (LIBOR) plus 75 basis points. Deferred amounts generally are distributed to a director at the termination of such individual's service as a director of Bancshares, either in a lump sum payment or in annual installment payments.

2012 Director Compensation Table

The following table provides information regarding compensation earned by or paid to Bancshares' non-employee directors in 2012.

Name[1]	Fees Earned or Paid in Cash[2]	Nonqualified Deferred Compensation[3]	All Other Compensation[4]	Total
Dan R. Barlow[5]	$ 8,000	—	$45,133	$53,133
Andrew C. Bearden, Jr.	$24,900	$16,567	—	$41,467
Linda H. Breedlove	$19,250	$16,723	—	$35,973
Gerald P. Corgill	$25,000	$ 3,965	—	$28,965
John C. Gordon	$25,750	$ 3,102	—	$28,852
William G. Harrison	$22,250	$11,490	—	$33,740
Hardie B. Kimbrough	$32,500	$ 3,248	—	$35,748
J. Lee McPhearson	$24,650	$ 5,528	$ 1,097	$31,275
Jack W. Meigs	$20,000	$ 3,039	$ 1,125	$24,164
Howard M. Whitted	$23,500	$13,805	$ 2,960	$40,265
Bruce N. Wilson	$19,250	$ 4,301	—	$23,551

(1) Because Dr. Strickland was elected to the Board of Directors in February 2013, he received no director compensation in 2012. Although Mr. House serves on the Board of Directors in addition to his service as President and Chief Executive Officer of Bancshares and First United Security, he currently receives no additional fees for his service on the Board.

(2) As of January 1, 2012, all directors defer their Bancshares director fees pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan.

(3) This column represents the change in the present value of a director's accumulated benefit under his or her director retirement agreement.

(4) This column reflects reimbursements for mileage and related expenses paid to certain directors. Directors who must travel outside their county of residence to attend any meeting are reimbursed for mileage. For Mr. Barlow, this column includes amounts paid to him under his salary continuation agreement and his director retirement agreement. While serving as an executive officer of Bancshares and First United Security, Mr. Barlow entered into a salary continuation agreement under which he is entitled to receive an annual benefit in the amount of $36,000 that will be paid for fifteen years. The payments began in 2007 after Mr. Barlow reached age 65 and terminated employment with Bancshares and First United Security. Also, pursuant to his director retirement agreement, beginning in June 2012 following his retirement from the Board of Directors, Mr. Barlow is entitled to receive an annual benefit in the amount of approximately $15,657 that will be paid for ten years.

(5) Mr. Barlow served on the Board of Directors until the conclusion of the 2012 Annual Meeting of Shareholders but did not stand for re-election to the Board at that meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of J. Lee McPhearson, Chairperson, Linda H. Breedlove, Gerald P. Corgill, John C. Gordon and Howard M. Whitted. Pursuant to the Compensation Committee's charter, Mr. House, Chief Executive Officer and President of Bancshares, is permitted to be present at meetings during which executive compensation other than for himself is under review and consideration. No member of the Compensation Committee during 2012 was an executive officer of another company with a board of directors that has a comparable committee on which one of our executive officers serves.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 19, 2013, no person was known to management to be the beneficial owner of more than 5% of Bancshares' outstanding common stock. The following table sets forth the number and percentage of outstanding shares of Bancshares' common stock beneficially owned as of March 19, 2013, by (i) the Named Executive Officers; (ii) each director and director-nominee of Bancshares; and (iii) all current executive officers and directors of Bancshares as a group.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP[1]	PERCENT OF CLASS
Andrew C. Bearden, Jr.[2]	9,301	*
Linda H. Breedlove[3]	8,312	*
Gerald P. Corgill[4]	154,339	2.55%
John C. Gordon[5]	161,012	2.66%
William G. Harrison[6]	56,567	*
James F. House	20,000	*
Hardie B. Kimbrough[7]	65,779	1.09%
J. Lee McPhearson[8]	7,503	*
Jack W. Meigs[9]	2,709	*
William C. Mitchell[10]	4,193	*
Robert Steen[11]	14,151	*
A. J. Strickland	500	
Howard M. Whitted[12]	14,798	*
Bruce N. Wilson[13]	11,792	*
All current directors and executive officers as a group (20 persons)	578,825	9.58%

* Represents less than 1% of the outstanding shares.

(1) Unless otherwise indicated, the named person has sole voting and sole investment power for the shares indicated. "Percent of class" is based on 6,041,792 shares of Bancshares' common stock outstanding as of March 19, 2013 and 29,835 shares of common stock equivalents held in the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan that may be acquired by certain directors within 60 days of March 19, 2013. For each individual included in the table above, "Percent of Class" is calculated by dividing the number of shares beneficially owned by such person by the sum of (i) 6,041,792 shares of common stock outstanding as of March 19, 2013 and (ii) the number of additional shares of common stock that such person has the right to acquire within 60 days of March 19, 2013, if any. For "All current directors and executive officers as a group," "Percent of Class" is calculated by dividing the total number of shares beneficially owned by all 20 persons by the sum of (i) the total number of shares outstanding as of March 19, 2013 and (ii) the total number of shares that the members of the group have the right to acquire within 60 days of March 19, 2013. The percentages in this table have been rounded to the nearest hundredth. Bancshares currently has 10,000,000 shares of common stock, par value $0.01 per share, authorized for issuance.

(2) Includes 528 shares owned by Mr. Bearden's spouse, with respect to which Mr. Bearden disclaims beneficial ownership. Also includes 873 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Bearden may acquire beneficial ownership within 60 days.

(3) Includes 1,314 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Ms. Breedlove may acquire beneficial ownership within 60 days.

(4) Includes 103,572 shares owned by Mr. Corgill's spouse, with respect to which Mr. Corgill disclaims beneficial ownership. Also includes 4,124 shares owned by Dozier Hardware Company, Inc., of which

Mr. Corgill is President, 4,240 shares owned by the Dozier Hardware Company, Inc. Profit Sharing Plan & Trust and 2,403 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Corgill may acquire beneficial ownership within 60 days.

(5) Includes 10,560 shares held jointly with Mr. Gordon's spouse. Also includes 5,399 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Gordon may acquire beneficial ownership within 60 days.

(6) Includes 264 shares held jointly with Mr. Harrison's spouse. Also includes 481 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Harrison may acquire beneficial ownership within 60 days.

(7) Includes 280 shares held jointly with Mr. Kimbrough's spouse. Also includes 29,994 shares owned by Mr. Kimbrough's spouse, with respect to which Mr. Kimbrough disclaims beneficial ownership. Also includes 4,219 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Kimbrough may acquire beneficial ownership within 60 days.

(8) Includes 2,403 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. McPhearson may acquire beneficial ownership within 60 days.

(9) Includes 1,814 shares held jointly with Mr. Meigs' wife. Also includes 250 shares owned by Mr. Meigs' two sons, with Mr. Meigs as custodian under the Uniform Gifts to Minors Act of Alabama, and 445 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Meigs may acquire beneficial ownership within 60 days.

(10) Shares are held in the 401(k) Plan.

(11) Includes 9,966 shares held in the 401(k) Plan. Also includes 4,185 shares held jointly with Mr. Steen's spouse.

(12) Includes 11,198 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Whitted may acquire beneficial ownership within 60 days.

(13) Includes 544 shares held jointly with Mr. Wilson's spouse. Also includes 200 shares owned by Mr. Wilson's two children, with Mr. Wilson as custodian under the Uniform Gifts to Minors Act of Alabama. Also includes 1,100 shares of common stock equivalents held pursuant to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, with respect to which Mr. Wilson may acquire beneficial ownership within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the directors and executive officers of Bancshares and persons who own more than 10% of a registered class of Bancshares' equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock of Bancshares. Directors, executive officers and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish Bancshares with copies of all Section 16(a) reports they file.

To our knowledge, based solely on a review of the copies of such reports furnished to Bancshares and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all Section 16(a) reports applicable to Bancshares' directors, executive officers and greater than 10% beneficial owners were timely filed.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of five directors who are independent directors as defined under the applicable Nasdaq listing rules and the Securities and Exchange Commission rules currently in effect.

The Audit Committee hereby submits the following report:

- We have reviewed and discussed with management Bancshares' audited financial statements as of, and for, the year ended December 31, 2012.
- We have discussed with the independent auditors, Carr, Riggs & Ingram, LLC, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.
- We have received the written disclosures and the letter from the independent auditors, Carr, Riggs & Ingram, LLC, required by applicable requirements of the Public Company Accounting Oversight Board regarding Carr, Riggs & Ingram, LLC's communications with the audit committee concerning independence and have discussed with Carr, Riggs & Ingram, LLC its independence. We concluded that the provision of non-financial audit services was compatible with Carr, Riggs & Ingram, LLC's independence in performing financial audit services.

Based on the review and discussions referred to above, we recommended to the Board of Directors that the audited financial statements be included in Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

It should be noted that management is responsible for Bancshares' financial reporting process, including its system of internal controls, and the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Bancshares' independent auditors are responsible for auditing those financial statements. Our responsibility is to monitor and review this process. It is not our duty or our responsibility to conduct auditing or accounting reviews or procedures.

This report furnished by the Audit Committee:

Andrew C. Bearden, Jr., *Chairperson*
William G. Harrison
Hardie B. Kimbrough
Jack W. Meigs
A. J. Strickland, III

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

At the direction of the Audit Committee, the ratification of the appointment of Carr, Riggs & Ingram, LLC ("Carr, Riggs") as Bancshares' independent registered public accountants for the year ending December 31, 2013 is being presented to the shareholders for approval at the Annual Meeting. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Carr, Riggs to our shareholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Bancshares and our shareholders.

General

The Audit Committee has approved the engagement of Carr, Riggs as Bancshares' independent registered public accountants for the year ending December 31, 2013. Carr, Riggs has served as Bancshares' principal accountants since August 13, 2008.

A representative from Carr, Riggs is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors has adopted policies and procedures for the pre-approval of audit and permissible non-audit services performed by the independent auditor. Pursuant to these policies and procedures, the Audit Committee generally is required to pre-approve the audit and permissible non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, the service will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. On an annual basis, the Audit Committee may pre-approve specific services that are expected to be provided to Bancshares by the independent auditor during the following twelve months.

Audit and Other Service Fees

The following table sets forth the aggregate fees billed to Bancshares for the audit and other services provided by Carr, Riggs for 2012 and 2011.

	2012	2011
Audit Fees	$253,072	$ 246,822
Audit-Related Fees	$ 24,700	$ 23,600
Tax Fees	$ 33,000	$ 22,000
All Other Fees	$ 8,345	—

Audit Fees

Audit fees were for professional services rendered relating to the audit of Bancshares' annual financial statements and the review of financial statements included in Bancshares' Forms 10-Q.

Audit-Related Fees

Audit-related fees were for professional services rendered that are reasonably related to the performance of the audit or review of Bancshares' financial statements and are not reported under "Audit Fees." These fees represent the aggregate fees billed for services relating to employee benefit plan audits. All of these services were pre-approved by the Audit Committee.

Tax Fees

Tax fees represent the fees billed for services relating to tax compliance, tax advice and tax planning. All of these services were pre-approved by the Audit Committee.

All Other Fees

All Other Fees represents fees billed for services in 2012 related to Bancshares' response to a comment letter received from the Securities and Exchange Commission. All of these services were pre-approved by the Audit Committee.

Vote Required; Board Recommendation

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is needed to ratify the appointment of Carr, Riggs as Bancshares' independent registered public accountants for the year ending December 31, 2013. Unless instructed to the contrary, the shares represented by proxy will be voted FOR this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF CARR, RIGGS AS BANCSHARES' INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2013.

PROPOSAL 4
ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that companies provide shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of their named executives officers in accordance with the compensation disclosure rules of the Securities and Exchange Commission. We intend to hold such an advisory vote on the compensation of our Named Executive Officers, commonly known as a "say-on-pay" vote, each year in connection with our annual meeting of shareholders until the next vote on the frequency of the "say-on-pay" vote or until our Board of Directors otherwise determines that a different frequency for this advisory vote is in the best interests of our shareholders. The next advisory vote on the frequency of "say-on-pay" votes will occur no later than 2017.

As described in detail under the heading "Compensation Discussion and Analysis," we believe that the compensation of our executive officers should link rewards to business results and shareholders' returns. We believe that our compensation program should attract, retain and motivate the executive officers necessary for our current and long-term success and should provide the executive officers with a stake in the future of Bancshares that corresponds to the stake of each of our shareholders.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. The vote is advisory, which means that the vote is not binding on Bancshares, our Board of Directors or the Compensation Committee of the Board of Directors. To the extent that there is any significant vote against our Named Executive Officer compensation as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of shareholders.

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is required for the adoption of this Proposal, the results of which will be non-binding and advisory in nature.

Accordingly, pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we ask our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that Bancshares' shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in Bancshares' Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and disclosure."

THE BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

SHAREHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

If any shareholder wishes to present a proposal to be included in the proxy materials for Bancshares' 2014 Annual Meeting of Shareholders, the shareholder must comply with applicable securities regulations, including providing adequate notice to Bancshares. Such proposals must be received at Bancshares' executive offices on or before December 4, 2013 in order to be considered for inclusion in Bancshares' proxy materials relating to such meeting.

A shareholder must notify Bancshares before February 17, 2014 of a proposal for the 2014 Annual Meeting of Shareholders that the shareholder intends to present other than by inclusion in Bancshares' proxy materials. If Bancshares does not receive such notice prior to February 17, 2014, proxies solicited by the Board of Directors of Bancshares will be deemed to have conferred discretionary authority to vote upon any such matter.

Any proposal must be submitted in writing, by certified mail-return receipt requested, to the following address:

Beverly J. Dozier, Secretary
United Security Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784

OTHER MATTERS

We do not know of any matters to be presented for action at the Annual Meeting other than those set forth in the notice of the Annual Meeting and discussed in this Proxy Statement.

Bancshares will furnish to shareholders without charge, upon written request, a copy of Bancshares' Annual Report on Form 10-K, including the accompanying financial statements and schedules, required to be filed with the Securities and Exchange Commission for the year ended December 31, 2012. Copies of the exhibits to the Form 10-K also will be available upon request. Requests should be made to:

Beverly J. Dozier, Secretary
United Security Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784

Please complete, sign and date the enclosed proxy card and send it promptly by mail in the envelope provided for this purpose, or vote your shares via the Internet or by telephone using the instructions provided in this Proxy Statement and on your proxy card. The proxy may be revoked by voting in person at the Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of Bancshares or by a later vote via the Internet or by telephone at any time prior to the voting thereof.

APPENDIX A

UNITED SECURITY BANCSHARES, INC.
2013 INCENTIVE PLAN

Effective March 22, 2013

UNITED SECURITY BANCSHARES, INC.
2013 INCENTIVE PLAN

1. Purpose; Eligibility.

1.1 General Purpose. The name of the Plan is the United Security Bancshares, Inc. 2013 Incentive Plan. The purposes of the Plan are to (a) enable the Company and any Affiliate to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company's long range success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company's business.

1.2 Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards.

1.3 Available Awards. Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Nonqualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards and (e) Performance Compensation Awards.

2. Definitions.

"Affiliate" means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company; provided, that the entity is one with respect to which Common Stock will qualify as "service recipient stock" under Section 409A of the Code.

"Applicable Laws" means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state banking and securities laws, the Code, the rules of any stock exchange or quotation system on which the shares of Common Stock are listed or quoted, and the applicable laws of any other jurisdiction where Awards are granted under the Plan.

"Award" means any right granted under the Plan, including an Incentive Stock Option, a Nonqualified Stock Option, a Stock Appreciation Right, a Restricted Award or a Performance Compensation Award.

"Award Agreement" means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board" means the Board of Directors of the Company, as constituted from time to time.

"Cause" means:

With respect to any Employee or Consultant: (a) if the employee is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its Affiliates; (iii) gross negligence or willful misconduct with respect to the

Company or an Affiliate; (iv) material violation of state or federal banking or securities laws; or (v) conduct that results in the suspension or removal of the employee from his position as an officer, director or employee of the Company or any Affiliate pursuant to an order or requirement by any regulatory agency with authority or jurisdiction over the Company or any such Affiliate.

With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (a) malfeasance in office; (b) gross conduct or neglect; (c) false or fraudulent misrepresentation inducing the director's appointment; (d) wilful conversion of corporate funds; or (e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

"Change in Control" means: (a) one person (or more than one person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; provided, however, that a Change in Control shall not occur if any person (or more than one person acting as a group) owns more than fifty percent (50%) of the total fair market value or total voting power of the Company's stock and acquires additional stock; (b) one person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company's stock possessing thirty percent (30%) or more of the total voting power of the stock of such corporation; (c) a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or (d) one person (or more than one person acting as a group), acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) assets from the Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of the Company before such acquisition.

"Code" means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

"Committee" means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with **Section 3**.

"Common Stock" means the common stock, $0.01 par value per share, of the Company, or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

"Company" means United Security Bancshares, Inc., a Delaware corporation, and any successor thereto.

"Consultant" means any individual who is engaged by the Company or any Affiliate to render consulting or advisory services.

"Continuous Service" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service; provided, however, that there is no interruption or termination of the Participant's Continuous Service; provided further, that, if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with a "separation from service," as defined under Section 409A of the Code. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

"Covered Employee" has the same meaning as set forth in Section 162(m)(3) of the Code, as interpreted by Internal Revenue Service Notice 2007-49.

"Director" means a member of the Board or the board of directors of any Affiliate.

"Disability" means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, that for purposes of determining the term of an Incentive Stock Option pursuant to **Section 6.10** hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to **Section 6.10** hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates; provided, however, that, if any Award is subject to Section 409A of the Code, Disability shall only be given effect to the extent consistent with a "disability," as defined under Section 409A of the Code.

"Disqualifying Disposition" has the meaning set forth in **Section 14.11**.

"Dividend Equivalents" has the meaning set forth in **Section 7.2(b)(ii)**.

"Effective Date" shall mean the date as of which the Plan is adopted by the Board, subject to approval by the Company's shareholders at the 2013 Annual Meeting of Shareholders.

"Employee" means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, however, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means, as of any date, the value of the Common Stock as determined below. If the Common Stock is listed on any established stock exchange or a national market system, including, without limitation, the NASDAQ Stock Market, the Fair Market Value shall be the closing price of a share of Common Stock (or if no sales were reported the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in the Wall Street Journal or such other source as the Committee deems reliable. In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee in accordance with Section 409A of the Code, and such determination shall be conclusive and binding on all persons.

"Free Standing Rights" has the meaning set forth in **Section 7.1(a)**.

"Grant Date" means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

"Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

"Negative Discretion" means the discretion authorized by the Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award in accordance with **Section 7.3(d)(iv)** of the Plan; provided, that the exercise of such discretion would not cause the Performance Compensation Award to fail to qualify as "performance-based compensation" under Section 162(m) of the Code.

"Non-Employee Director" means a Director who is a "non-employee director" within the meaning of Rule 16b-3.

"Nonqualified Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

"Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

"Option" means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to the Plan.

"Optionholder" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

"Option Exercise Price" means the price at which a share of Common Stock may be purchased upon the exercise of an Option.

"Outside Director" means a Director who is an "outside director" within the meaning of Section 162(m) of the Code and Treasury Regulations Section 1.162-27(e)(3) or any successor to such statute and regulation.

"Participant" means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

"Performance Compensation Award" means any Award designated by the Committee as a Performance Compensation Award pursuant to **Section 7.3** of the Plan.

"Performance Criteria" means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (or Affiliate, division, business unit or operational unit of the Company). With respect to the establishment of the Performance Goal(s) for Covered Employees, the Performance Criteria shall be limited to the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total shareholder return); (p) expense targets; (q) margins; (r) operating efficiency; (s) working capital targets; (t) enterprise value; and (u) completion of acquisitions or business expansion. For all other Participants, the Performance Criteria shall include such other or different criteria as the Committee may deem appropriate.

Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or an Affiliate as a whole or any division, business unit or operational unit of the Company and/or an Affiliate or any combination thereof, as the Committee may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Committee may select Performance Criterion (o) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first ninety (90) days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria that it selects to use for such Performance Period. In the event that applicable tax and/or securities laws change to permit the Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval.

"Performance Formula" means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

"Performance Goals" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. The Committee is authorized at any time during the first ninety (90) days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), or at any time thereafter (but only to the extent the exercise of such authority after such period would not cause the Performance Compensation Awards granted to any Participant for the Performance Period to fail to qualify as "performance-based compensation" under Section 162(m) of the Code), in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period to the extent permitted under Section 162(m) of the Code in order to prevent the dilution or enlargement of the rights of Participants based on the following events: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; and (h) a change in the Company's fiscal year.

"Performance Period" means the one or more periods of time, not less than one fiscal quarter, in duration, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Compensation Award.

"Permitted Transferee" means, unless otherwise authorized by the Committee (or the Board, as the case may be) in an Award Agreement, a member of the Optionholder's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships), any person sharing the Optionholder's household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than fifty percent (50%) of the voting interests.

"Plan" means this United Security Bancshares, Inc. 2013 Incentive Plan, as amended and/or amended and restated from time to time.

"Related Rights" has the meaning set forth in **Section 7.1(a)**.

"Restricted Award" means any Award granted pursuant to **Section 7.2**.

"Restricted Period" has the meaning set forth in **Section 7.2(a)**.

"Restricted Stock" has the meaning set forth in Section 7.2(a).

"Restricted Stock Unit" has the meaning set forth in Section 7.2(a).

"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

"Securities Act" means the Securities Act of 1933, as amended.

"Stock Appreciation Right" means the right pursuant to an Award granted under **Section 7.1** to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a share of Common Stock on the date the Award is exercised over (b) the exercise price specified in the Stock Appreciation Right Award Agreement.

"Stock for Stock Exchange" has the meaning set forth in **Section 6.4**.

"Ten Percent Shareholder" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

"Vested Unit" has the meaning set forth in **Section 7.2(e)**.

3. Administration.

3.1 Authority of the Committee. The Plan shall be administered by the Committee or, in the Board's sole discretion, by the Board. Subject to the terms of the Plan, the Committee's charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee (or the Board, as the case may be) shall have the authority:

(a) to construe and interpret the Plan and apply its provisions;

(b) to promulgate, amend and rescind rules and regulations relating to the administration of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve Covered Employees or "insiders" within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f) to select, subject to the limitations set forth in the Plan, those Participants to whom Awards shall be granted;

(g) to determine the number of shares of Common Stock, if any, to be made subject to each Award;

(h) to determine whether each Option is to be an Incentive Stock Option or a Nonqualified Stock Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to designate an Award (including a cash bonus) as a Performance Compensation Award and to select the Performance Criteria that will be used to establish the Performance Goals;

(k) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that, if any such amendment impairs a Participant's rights or increases a Participant's obligations under his or her Award or creates or increases a Participant's federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant's consent;

(l) to determine the duration and purpose of leaves of absences that may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company's employment policies;

(m) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(n) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(o) to exercise discretion to make any and all other determinations that it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, including cash buyouts, cancellations, substitutions and exchanges; provided, however, that, if the modification effects a repricing, shareholder approval shall be required before the repricing is effective.

3.2 Committee Decisions Final. All decisions made by the Committee (or the Board, as the case may be) pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3 Delegation. The Committee, or if no committee has been appointed, the Board, may delegate administration of the Plan to a committee or committees of one or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. The Committee shall have the power to delegate to a subcommittee any of the administrative powers that the Committee is authorized to exercise (and references in the Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members, and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.4 Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors who are also Outside Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3 and/or Section 162(m) of the Code. However, (i) if the Board intends to satisfy the exemption requirements of Rule 16b-3 with respect to Awards to any insider subject to Section 16 of the Exchange Act that are to be approved by the Committee rather than the Board, then the Committee shall be composed solely of a compensation committee of the Board that consists solely of two or more Non-Employee Directors, and (ii) if the Board intends to satisfy the exemption requirements of Section 162(m) of the Code with respect to Awards to any Covered Employee, then the Committee shall be a compensation committee of the Board that consists solely of two or more Outside Directors. Within the scope of such authority, the Board or the Committee may (a) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Awards to eligible persons who are either (i) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award or (ii) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code; or (b) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to

Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors who are also Outside Directors.

3.5 Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that, within sixty (60) days after institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

4.1 Subject to adjustment in accordance with **Section 11**, a total of 600,000 shares of Common Stock shall be available for the grant of Awards under the Plan, all of which may, in the Committee's discretion, be granted as Incentive Stock Options. Any shares of Common Stock granted in connection with Options and Stock Appreciation Rights shall be counted against this limit as one share for every one Option or Stock Appreciation Right awarded. Any shares of Common Stock granted in connection with Awards other than Options and Stock Appreciation Rights shall be counted against this limit as two (2) shares of Common Stock for every one share of Common Stock granted in connection with such Award. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

4.2 Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.3 Subject to adjustment in accordance with **Section 11**, no Participant shall be granted, during any one (1) year period, Options to purchase Common Stock and Stock Appreciation Rights with respect to more than 30,000 shares of Common Stock in the aggregate or any other Awards with respect to more than 30,000 shares of Common Stock in the aggregate. If an Award is to be settled in cash, the number of shares of Common Stock on which the Award is based shall not count toward the individual share limit set forth in this **Section 4.3**.

4.4 Any shares of Common Stock subject to an Award that is cancelled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Any shares of Common Stock that again become available for future grants pursuant to this **Section 4.4** shall be added back as one share if such shares were subject to Options or Stock Appreciation Rights and as two (2) shares if such shares were subject to other Awards. Notwithstanding anything to the contrary contained herein, shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option; (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation; or (c) shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award.

4.5 If required by the Sarbanes-Oxley Act of 2002 and/or by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, each Participant's Award shall be conditioned on repayment or forfeiture in accordance with law. In addition, the Committee may establish such conditions for repayment or forfeiture of Awards as the Committee or the Board may adopt by policy for the Company or any Affiliate and in accordance with any requirements of state or federal banking and securities laws and regulatory agencies.

5. Eligibility.

5.1 Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors following the Grant Date.

5.2 Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock at the Grant Date and the Option is not exercisable after the expiration of five (5) years from the Grant Date.

6. Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this **Section 6**, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Stock Options or Nonqualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time, or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1 Term. Subject to the provisions of **Section 5.2** regarding Ten Percent Shareholders, no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the Grant Date. The term of a Nonqualified Stock Option granted under the Plan shall be determined by the Committee; provided, however, that no Nonqualified Stock Option shall be exercisable after the expiration of ten (10) years from the Grant Date.

6.2 Exercise Price of an Incentive Stock Option. Subject to the provisions of **Section 5.2** regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3 Exercise Price of a Nonqualified Stock Option. The Option Exercise Price of each Nonqualified Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, a Nonqualified Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

6.4 Consideration. The Option Exercise Price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a "Stock for Stock Exchange"); (ii) through a "cashless" exercise program established with a broker; (iii) by a reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Award Agreement, the exercise price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system), an exercise by an Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under the Plan.

6.5 Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6 Transferability of a Nonqualified Stock Option. A Nonqualified Stock Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee, to the extent provided in the Award Agreement. If the Nonqualified Stock Option does not provide for transferability, then the Nonqualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7 Vesting of Options. Each Option may, but need not, vest and, therefore, become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions at the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

6.8 Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement, the terms of which have been approved by the Committee, in the event that an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three (3) months following the termination of the Optionholder's Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided, however, that, if the termination of Continuous Service is for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.9 Extension of Termination Date. An Optionholder's Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service for any reason would be prohibited at any time because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with **Section 6.1** or (b) the expiration of a period after termination of the Participant's Continuous Service that is three (3) months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10 Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date twelve (12) months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11 Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder's Continuous Service terminates as a result of the Optionholder's death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (a) the date twelve (12) months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.12 Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonqualified Stock Options.

6.13 Forfeiture by Order of Regulatory Agency. If the Company's or any of its financial institution subsidiaries' capital falls below the minimum requirements contained in 12 C.F.R. 3 (Minimum Capital Ratios; Issuances of Directives) or below a higher requirement as determined by the Company's or such subsidiary's primary bank regulatory agency, such agency may direct the Company to require Participants to exercise or forfeit some or all of their Options. All Options granted under the Plan are subject to the terms of any such directive.

7. Provisions of Awards Other Than Options.

7.1 Stock Appreciation Rights.

(a) General. Each Stock Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Stock Appreciation Right so granted shall be subject to the conditions set forth in this **Section 7.1**, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Stock Appreciation Rights may be granted alone ("Free Standing Rights") or in tandem with an Option granted under the Plan ("Related Rights").

(b) Grant Requirements. Any Related Right that relates to a Nonqualified Stock Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted.

(c) Term of Stock Appreciation Rights. The term of a Stock Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, that no Stock Appreciation Right shall be exercisable later than the tenth (10th) anniversary of the Grant Date.

(d) Vesting of Stock Appreciation Rights. Each Stock Appreciation Right may, but need not, vest and, therefore, become exercisable in periodic installments that may, but need not, be equal. The Stock Appreciation Right may be subject to such other terms and conditions at the time or times when it may be exercised as the Committee may deem appropriate. The vesting provisions of individual Stock Appreciation Rights may vary. No Stock Appreciation Right may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

(e) Exercise and Payment. Upon exercise of a Stock Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of shares of Common Stock subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of a share of Common Stock on the date the Award is exercised, over (ii) the exercise price specified in the Stock Appreciation Right or related Option. Payment with respect to the exercise of a Stock Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

(f) Exercise Price. The exercise price of a Free Standing Right shall be determined by the Committee, but shall not be less than one hundred percent (100%) of the Fair Market Value of one share of Common Stock on the Grant Date of such Stock Appreciation Right. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as the related Option, and shall be exercisable only to the same extent as the related Option; provided, however, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Common Stock subject to the Stock Appreciation Right and related Option exceeds the exercise price per share thereof, and no Stock Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of **Section 7.1(b)** are satisfied.

(g) Reduction in the Underlying Option Shares. Upon any exercise of a Related Right, the number of shares of Common Stock for which any related Option shall be exercisable shall be reduced by the number of shares for which the Stock Appreciation Right has been exercised. The number of shares of Common Stock for which a Related Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of shares of Common Stock for which such Option has been exercised.

7.2 Restricted Awards.

(a) General. A Restricted Award is an Award of actual shares of Common Stock ("Restricted Stock") or hypothetical Common Stock units ("Restricted Stock Units") having a value equal to the Fair Market Value of an identical number of shares of Common Stock, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the "Restricted Period") as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this **Section 7.2**, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Restricted Stock and Restricted Stock Units.

(i) Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable, and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends.

(ii) The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside a fund for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. At the discretion of the Committee, each Restricted Stock Unit (representing one share of Common Stock) may be credited with cash and stock dividends paid by the Company in respect of one share of Common Stock ("Dividend Equivalents"). Dividend Equivalents shall be withheld by the Company for the Participant's account, and interest may be credited on the amount of cash Dividend Equivalents withheld at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant's account and attributable to any particular Restricted Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit (in any event, no later than sixty (60) days following the date on which such settlement occurs) and, if such Restricted Stock Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

(c) Restrictions.

(i) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(ii) Restricted Stock Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(iii) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock or Restricted Stock Units are granted, such action is appropriate.

(d) Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement.

(e) Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in **Section 7.2(c)** and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share). Upon the expiration of the Restricted Period (in any event, no later than sixty (60) days following the expiration of the Restricted Period) with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock for each such outstanding Restricted Stock Unit ("Vested Unit") and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with **Section 7.2(b)(ii)** hereof and the interest thereon or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to each Vested Unit.

(f) Stock Restrictions. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

7.3 Performance Compensation Awards.

(a) General.

(i) The Committee shall have the authority, at the time of grant of any Award described in the Plan (other than Options and Stock Appreciation Rights granted with an exercise price equal to or greater than the Fair Market Value per share of Common Stock on the Grant Date), to designate such Award as a Performance Compensation Award in order to qualify such Award as "performance-based compensation" under Section 162(m) of the Code.

(ii) In addition, the Committee shall have the authority to make an Award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award in order to qualify such Award as "performance-based compensation" under Section 162(m) of the Code.

(b) Eligibility. The Committee will, in its sole discretion, designate within the first ninety (90) days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code) which Participants will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this **Section 7.3**. Moreover, designation of a Participant eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive an Award hereunder in any subsequent Performance Period, and designation of one person as a Participant eligible to receive an Award hereunder shall not require designation of any other person as a Participant eligible to receive an Award hereunder in such period or in any other period.

(c) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period (provided any such Performance Period shall be not less than one fiscal quarter in duration), the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply to the Company and the Performance Formula. Within the first ninety (90) days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), the Committee shall, with regard to the Performance Compensation Awards to be issued for such

Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this **Section 7.3(c)** and record the same in writing.

(d) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant's Performance Compensation Award has been earned for the Performance Period. A Participant shall not be entitled to receive dividends on any unearned Performance Compensation Award.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant's Performance Compensation Award for the Performance Period and, in so doing, may apply Negative Discretion in accordance with **Section 7.3(d)(iv)** hereof, if and when it deems appropriate.

(iv) Use of Discretion. In determining the actual size of an individual Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained or (B) increase a Performance Compensation Award above the maximum amount payable under **Section 7.3(d)(vi)** of the Plan.

(v) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants within sixty (60) days following the end of the Performance Period unless otherwise provided in an Award Agreement.

(vi) Maximum Award Payable. Notwithstanding any provision contained in the Plan to the contrary, the maximum Performance Compensation Award payable to any one Participant under the Plan for a Performance Period (excluding any Options and Stock Appreciation Rights) is 30,000 shares of Common Stock or, in the event such Performance Compensation Award is paid in cash, the equivalent cash value thereof on the first or last day of the Performance Period to which such Award relates, as determined by the Committee. The maximum amount that can be paid in any calendar year to any Participant pursuant to a cash bonus Award described in the last sentence of **Section 7.3(a)** shall be $500,000.

8. Compliance With Applicable Laws. Each Award Agreement shall provide that no shares of Common Stock shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal banking and securities laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable

pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards unless and until such authority is obtained.

9. Use of Proceeds from Common Stock. Proceeds from the sale of Common Stock pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

10. Miscellaneous.

10.1 Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

10.2 Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock certificate is issued, except as provided in **Section 11** hereof.

10.3 No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate the employment of an Employee with or without notice and with or without Cause pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.4 Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee's right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted, or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

10.5 Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award (provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law); or (c) delivering to the Company previously owned and unencumbered shares of Common Stock of the Company.

11. Adjustments Upon Changes in Stock. In the event of changes in the outstanding Common Stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction (such as any recapitalization, reorganization, merger, consolidation, combination or exchange) or other relevant change in capitalization occurring after the Grant Date of any Award,

Awards granted under the Plan and any Award Agreements, the exercise price of Options and Stock Appreciation Rights, the maximum number of shares of Common Stock subject to all Awards stated in **Section 4** and the maximum number of shares of Common Stock with respect to which any one person may be granted Awards during any period stated in **Section 4** and **Section 7.3(d)(vi)** will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock or other consideration subject to such Awards, to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this **Section 11**, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Stock Options, ensure that any adjustments under this **Section 11** will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code, and, in the case of Nonqualified Stock Options, ensure that any adjustments under this **Section 11** will not constitute a modification of such Nonqualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under this **Section 11** shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3. Further, with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, any adjustments or substitutions will not cause the Company to be denied a tax deduction on account of Section 162(m) of the Code. The Company shall give each Participant notice of an adjustment hereunder, and, upon notice, such adjustment shall be conclusive and binding for all purposes.

12. Effect of Change in Control.

12.1 Unless otherwise provided in an Award Agreement, notwithstanding any provision of the Plan to the contrary:

(a) In the event of a Change in Control, all Options and Stock Appreciation Rights shall become immediately exercisable with respect to one hundred percent (100%) of the shares subject to such Options or Stock Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to one hundred percent (100%) of the shares of Restricted Stock or Restricted Stock Units.

(b) With respect to Performance Compensation Awards, in the event of a Change in Control, all incomplete Performance Periods in respect of such Award in effect on the date on which the Change in Control occurs shall end on the date of such change, and the Committee shall (i) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable Participant partial or full Awards with respect to Performance Goals for each such Performance Period based upon the Committee's determination of the degree of attainment of Performance Goals or, if not determinable, assuming that the applicable "target" levels of performance have been attained, or on such other basis determined by the Committee. The payment of such partial or full Award shall take place no later than sixty (60) days following the date on which such Change in Control occurs.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) and (b) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control with respect to the shares of Common Stock subject to their Awards.

12.2 In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other shareholders of the Company in the event. In the case of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the price paid for a share of Common Stock in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

12.3 The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

13. Amendment of the Plan and Awards.

13.1 Amendment of the Plan. The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in **Section 11** relating to adjustments upon changes in Common Stock and **Section 13.3**, no amendment shall be effective unless approved by the shareholders of the Company to the extent that shareholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on shareholder approval.

13.2 Shareholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for shareholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

13.3 Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

13.4 No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13.5 Amendment of Awards. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

14. General Provisions.

14.1 Forfeiture Events. The Committee may specify in an Award Agreement that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant's Continuous Service for Cause or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

14.2 Clawback. Notwithstanding any other provisions in the Plan, any Award that is subject to recovery under any law, government regulation or stock exchange listing requirement will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

14.3 Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

14.4 Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

14.5 Deferral of Awards. Subject to the requirements of Section 409A of the Code, the Committee may establish one or more programs to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria or other event that, absent the election, would entitle he Participant to payment or receipt of shares of Common Stock or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

14.6 Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of **Section 11**.

14.7 Delivery. Upon exercise of a right granted under the Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of the Plan, thirty (30) days shall be considered a reasonable period of time.

14.8 No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

14.9 Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with the Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Committee may deem advisable.

14.10 Section 409A of the Code. The Plan is intended for Awards to be exempt from or comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period," as defined in Section 409A of the Code, shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant's termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant's separation from service (or the Participant's death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code, and neither the Company nor the Committee shall have any liability to any Participant for such excise tax or penalty.

14.11 Disqualifying Dispositions. Any Participant who shall make a "disposition" (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two (2) years from the Grant Date of such Incentive Stock Option or within one (1) year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option (a "Disqualifying Disposition") shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

14.12 Section 16 of the Exchange Act. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this **Section 14.12**, such provision, to the extent possible, shall be interpreted and/or deemed amended so as to avoid such conflict.

14.13 Section 162(m) of the Code. To the extent the Committee issues any Award that is intended to be exempt from the deduction limitation of Section 162(m) of the Code, the Committee may, without shareholder or grantee approval, amend the Plan or the relevant Award Agreement retroactively or prospectively to the extent that it determines necessary in order to comply with any subsequent clarification of Section 162(m) of the Code required to preserve the Company's federal income tax deduction for compensation paid pursuant to any such Award.

14.14 Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant's death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If no valid beneficiary designation form is on file with the Company at the time of a Participant's death, the default beneficiary of such Participant shall be the Participant's spouse, if any, then to any children equally, per stirpes.

14.15 Expenses. The costs of administering the Plan shall be paid by the Company.

14.16 Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and the remaining provisions shall not be affected thereby.

14.17 Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

14.18 Non-Uniform Treatment. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

14.19 Effective Date of the Plan. The Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a stock Award, shall be granted) unless and until the Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

14.20 Termination or Suspension of the Plan. The Plan shall terminate automatically on March 22, 2023. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to **Section 13.1** hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Unless the Company determines to submit **Section 7.3** of the Plan and the definition of "Performance Goal" and "Performance Criteria" to the Company's shareholders at the first shareholder meeting that occurs in the fifth (5th) year following the year in which the Plan was last approved by shareholders (or any earlier meeting designated by the Board), in accordance with the requirements of Section 162(m) of the Code, and such shareholder approval is obtained, then no further Performance Compensation Awards shall be made to Covered Employees under **Section 7.3** after the date of such annual meeting, but the Plan may continue in effect for Awards to Participants not in accordance with Section 162(m) of the Code.

14.21 Choice of Law. The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state's conflict of law rules.

* * * * *

As adopted by the Board of Directors of United Security Bancshares, Inc. on March 22, 2013.

As approved by the shareholders of United Security Bancshares, Inc. on _____________.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO .**

COMMISSION FILE NUMBER: 0-14549

UNITED SECURITY BANCSHARES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**63-0843362**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

131 West Front Street, Post Office Box 249 Thomasville, Alabama	**36784**
(Address of Principal Executive Offices)	(Zip Code)

334-636-5424
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 29, 2012, was $30,102,297.60.

As of March 19, 2013, the registrant had outstanding 6,041,792 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2013 Annual Meeting of Shareholders to be held on May 16, 2013 are incorporated by reference into Part III of this Form 10-K.

United Security Bancshares, Inc.
Annual Report on Form 10-K
for the fiscal year ended
December 31, 2012

Table of Contents

Part	Item	Caption	Page No.
Forward-Looking Statements			1
PART I			2
	1	Business	2
	1A	Risk Factors	8
	1B	Unresolved Staff Comments	15
	2	Properties	15
	3	Legal Proceedings	15
	4	Mine Safety Disclosures	16
PART II			17
	5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	17
	6	Selected Financial Data	18
	7	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
	7A	Quantitative and Qualitative Disclosures About Market Risk	45
	8	Financial Statements and Supplementary Data	46
	9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	98
	9A	Controls and Procedures	98
	9B	Other Information	98
PART III			99
	10	Directors, Executive Officers and Corporate Governance	99
	11	Executive Compensation	99
	12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	99
	13	Certain Relationships and Related Transactions, and Director Independence	99
	14	Principal Accountant Fees and Services	99
PART IV			100
	15	Exhibits and Financial Statement Schedules	100
Signatures			101
Exhibit Index			103

* Portions of the definitive proxy statement for the registrant's 2013 Annual Meeting of Shareholders to be held on May 16, 2013 are incorporated by reference into Part III of this Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). In addition, United Security Bancshares, Inc. ("Bancshares" or the "Company"), through its senior management, from time to time makes forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) concerning its expected future operations and performance and other developments. The words "estimate," "project," "intend," "anticipate," "expect," "believe" and similar expressions are indicative of forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and various factors could cause results to differ materially from those contemplated by such forward-looking statements. Such factors could include those identified from time to time in the Company's Securities and Exchange Commission filings and other public announcements, including the factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2012. Specifically, with respect to statements relating to loan demand, as well as the adequacy of the allowance for loan losses for Bancshares, these factors include, but are not limited to, the rate of growth (or lack thereof) in the economy, the relative strength and weakness in the consumer and commercial credit sectors and in the real estate markets and collateral values. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to revise forward-looking statements to reflect circumstances or events that occur after the dates the forward-looking statements are made, except as required by law.

In addition, the Company's business is subject to a number of general and market risks that would affect any forward-looking statements, including the risks discussed under Item 1A herein entitled "Risk Factors."

PART I

Item 1. Business.

United Security Bancshares, Inc. ("Bancshares" or the "Company") is a Delaware corporation organized in 1999 as a successor by merger with United Security Bancshares, Inc., an Alabama corporation. Bancshares is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and it operates one banking subsidiary, First United Security Bank (the "Bank").

The Bank conducts a general commercial banking business and offers banking services such as the receipt of demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank operates and serves its customers through nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama. The Bank has two wholly-owned subsidiaries: Acceptance Loan Company, Inc. ("ALC") and FUSB Reinsurance, Inc. ("FUSB Reinsurance").

ALC is an Alabama corporation with approximately 20,000 consumer and real estate loans outstanding. ALC operates and serves its customers through twenty-four offices in Alabama and Southeast Mississippi, including the ALC headquarters located in Jackson, Alabama. ALC's business is generated through referrals from retail businesses and customer mailings. ALC serves customers with a broad range of consumer loan needs. ALC's lending guidelines are based on an established company policy that is reviewed regularly by its Loan Committee. The lending guidelines include the consideration of collateral (age, type and loan-to-value), loan term, the borrower's budget (debt-to-income ratio), employment and residence history, credit score and credit history and prior experience with ALC. ALC's average loan size is approximately $3,700, with an average term of 24 to 36 months. ALC currently has loans of approximately $75 million, which carry an average yield of 24%. Interest rates charged vary depending on the consideration of certain factors, such as credit score and collateral. Approximately 42% of ALC's current loan portfolio is secured by real estate and single family residence loans, with the remaining portion of the portfolio secured by various other types of collateral, depending on the type of loan being secured. As a result of the continued weakness in the real estate market, ALC suspended making new real estate loans in May 2012.

FUSB Reinsurance is an Arizona corporation that underwrites credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on these policies up to a specified maximum amount, and a primary third-party insurer retains the remaining risk. The third-party insurer and/or a third-party administrator is responsible for performing most of the administrative functions of FUSB Reinsurance on a contract basis.

Employees

Bancshares has no employees, other than the executive officers discussed in the information incorporated by reference in Part III, Item 10 of this report. As of December 31, 2012, the Bank had 184.67 full-time equivalent employees, and ALC had 106 full-time equivalent employees. FUSB Reinsurance has no employees.

Competition

Bancshares and its subsidiaries encounter strong competition in making loans, acquiring deposits and attracting customers for investment services. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. The Bank competes with numerous other financial services providers (in excess of thirty in its service area), including commercial banks, online banks, credit unions, finance companies, mutual funds, insurance companies, investment banking companies, brokerage firms and other financial intermediaries operating in Alabama and elsewhere. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks.

The financial services industry is likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries.

Supervision and Regulation

The Company and the Bank are subject to state and federal banking laws and regulations that impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company and the Bank.

As a bank holding company, Bancshares is subject to regulation under the BHC Act and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Generally, the BHC Act provides for "umbrella" regulation of financial holding companies by the Federal Reserve and functional regulation of holding company subsidiaries by applicable regulatory agencies. The BHC Act, however, requires the Federal Reserve to examine any subsidiary of a bank holding company, other than a depository institution, engaged in activities permissible for a depository institution. The Federal Reserve is also granted the authority, in certain circumstances, to require reports of, examine and adopt rules applicable to any holding company subsidiary.

The Bank is subject to supervision, examination and regulation by applicable state and federal banking agencies, including the Alabama State Banking Department and the Federal Deposit Insurance Corporation (the "FDIC"). The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") made numerous changes to the supervision and regulation of financial institutions, many of which are still not fully implemented.

The Bank is a member of the FDIC, and, as such, its deposits are insured by the FDIC to the extent provided by law. The Bank is an Alabama state chartered bank. It is generally subject to supervision and examination by both the FDIC and the Alabama State Banking Department. The FDIC and the Alabama State Banking Department regularly examine the operations of the Bank and are given authority to approve or disapprove mergers, acquisitions, consolidations, the establishment of branches and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of banking practices that they consider to be unsafe or unsound and other violations of law. The Bank is also subject to various requirements and restrictions under federal and state laws that affect its business activities and operations, including requirements to maintain allowances against deposits, restrictions on the types and amounts of loans that may be granted, the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered, and various other consumer protection laws and regulations. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") permits adequately capitalized and adequately managed bank holding companies, as determined by the Federal Reserve, to acquire banks in any state subject to concentration limits and other conditions. The IBBEA also generally authorizes the interstate merger of banks. As of June 1, 1997, federal banking regulators may approve merger transactions involving banks located in different states without regard to the laws of any state prohibiting such transactions; except that mergers may not be approved with respect to banks located in states that, before June 1, 1997, enacted legislation prohibiting mergers by banks located in such state with out-of-state institutions. Under the IBBEA, banks are permitted to establish new branches on an interstate basis ("de novo branching"), provided that the law of the host state specifically authorizes such action. Alabama law allows de novo branching.

The Federal Reserve has authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve has indicated generally that it may be an unsafe or unsound practice for a bank holding company to pay dividends unless the bank holding company's net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the holding company's capital needs, asset quality and overall financial condition.

In addition to the limitations placed on the payment of dividends at the holding company level, there are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to Bancshares. Under Alabama law, a bank may not pay a dividend in excess of 90 percent of its net earnings until the bank's surplus is equal to at least 20 percent of capital. Also, under Alabama law, a bank is required to obtain approval of the Superintendent of Banks prior to the payment of dividends if the total of all dividends declared by the bank in any calendar year will exceed the total of the bank's net earnings (as defined by statute) for the year, and its retained net earnings for the preceding two years, less any required transfers to surplus. Also, no dividends may be paid from a bank's surplus without the prior written approval of the Superintendent of Banks. The inability of the Bank to pay dividends may have an adverse effect on the Company.

The Company and the Bank also are subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders and their related interests. Such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

The Gramm-Leach-Bliley Act of 1999 (the "GLB Act") permits bank holding companies that meet certain management, capital and community reinvestment standards to engage in a substantially broader range of financial activities than were previously permitted for banks and bank holding companies, including insurance underwriting and merchant banking activities. Under the GLB Act, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve, in consultation with the Secretary of the Department of the Treasury, determines by regulation or order is financial in nature, incidental to such financial activity or complementary to such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. Currently, Bancshares has not elected financial holding company status.

The GLB Act preserves the role of the Federal Reserve as the umbrella supervisor for holding companies, while at the same time incorporating a system of functional regulation designed to take advantage of the strengths of the various federal and state regulators. In particular, the GLB Act replaces the broad exemption from Securities and Exchange Commission regulation that banks previously enjoyed with more limited exemptions, and it reaffirms that states are the regulators for the insurance activities of all persons, including federally-chartered banks.

The GLB Act and the implementing regulations issued by the various federal regulatory agencies require financial institutions (including banks, insurance agencies and broker/dealers) to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers with non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information, and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. Specifically, the GLB Act established certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Subsidiary banks of a bank holding company are subject to certain restrictions on extensions of credit to the bank holding company, to any of its non-bank subsidiaries or to other companies considered to be "affiliates" of the Bank for purposes of these restrictions; investments in the stock or other securities thereof; and the acceptance of such stocks or securities as collateral for loans to any borrower. Among other requirements, transactions between a bank and its affiliates must be on an arms-length basis and are subject to a quantitative limit of 10% of the bank's capital stock and surplus for transactions with a single affiliate, and, in the case of transactions with all affiliates, the aggregate amount may not exceed 20% of the bank's capital stock and surplus.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event a depository institution becomes in danger of default or is in default. For example, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. As an FDIC insured depository institution, any capital loans by a bank holding company to its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well-capitalized," "adequately-capitalized," "undercapitalized," "significantly-undercapitalized" or "critically-undercapitalized," as such terms are defined under regulations issued by each of the federal banking agencies. In general, the agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banking companies. The guidelines define capital as either Tier 1 (primarily common shareholders' equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). The Company and the Bank are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, a total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8% and a Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 4%. To be considered a "well-capitalized" institution under the regulations, the Tier 1 capital ratio, the total capital ratio and the Tier 1 leverage ratio must equal or exceed 6%, 10% and 5%, respectively.

The Community Reinvestment Act (the "CRA") requires that, in connection with examinations of a financial institution such as the Bank, the Federal Reserve or the FDIC must evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for a financial institution nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA requires all institutions to publicly disclose their CRA ratings.

The Bank Secrecy Act is the centerpiece of the federal government's efforts to prevent banks and other financial institutions from being used to facilitate the transfer or deposit of money derived from criminal activity. Under the Bank Secrecy Act, a financial institution is obligated to file Suspicious Activity Reports, or SARs, on suspicious activities involving the institution, including certain attempted or actual violations of law as well as certain transactions that do not appear to have a lawful purpose or are not the sort of transaction in which a customer would normally be expected to engage.

The Bank Secrecy Act was amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), expanding the important role the government expects banks to play in detecting and reporting suspicious activity. The USA Patriot Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations.

Failure of a financial institution to comply with the Bank Secrecy Act, as amended by the USA Patriot Act, could have serious legal and reputational consequences for the institution. The Bank has adopted policies, procedures and controls to address compliance with these laws and their regulations, and the Bank will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and applicable implementing regulations.

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") was enacted to address systemic and structural weaknesses of the capital markets in the United States that were perceived to have contributed to recent corporate scandals. Sarbanes-Oxley created the Public Company Accounting Oversight Board to oversee the conduct of audits of public companies by, among other things, establishing auditing, quality control, ethics, independence and other standards for the preparation of audit reports and otherwise promoting high professional standards among and improving the quality of audit services offered by auditors of public companies. Additionally, Sarbanes-Oxley attempts to enhance the responsibility of corporate management by, among other things, requiring the chief executive officer and chief financial officer of public companies to provide certain certifications in their periodic reports regarding the accuracy of the periodic reports filed with the Securities and Exchange Commission and imposing certain other standards of conduct on each person.

The Dodd-Frank Act changed the method of calculation for FDIC insurance assessments. Under the previous system, the assessment base was domestic deposits minus a few allowable exclusions, such as pass-through reserve balances. Under the Dodd-Frank Act, assessments are calculated based on the depository institution's average consolidated total assets, less its average amount of tangible equity capital during the assessment period.

Recent Developments

The enactment of the Dodd-Frank Act in 2010 has resulted in increased regulation of the financial services industry. Provisions likely to affect the activities of the Company and the Bank include, without limitation, the following:

- *Asset-based deposit insurance assessments.* FDIC deposit insurance premium assessments are based on bank assets rather than domestic deposits.
- *Deposit insurance limit increase.* The deposit insurance coverage limit has been permanently increased from $100,000 to $250,000.
- *Establishment of the Consumer Financial Protection Bureau (the "CFPB").* The CFPB is housed within the Federal Reserve and, in consultation with the federal banking agencies, promulgates rules

relating to consumer protection. The CFPB has the authority, should it wish to do so, to rewrite virtually all of the consumer protection regulations governing banks, including those implementing the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, the Home Mortgage Disclosure Act, the S.A.F.E. Mortgage Licensing Act, the Fair Credit Reporting Act (except Sections 615(e) and 628), the Fair Debt Collection Practices Act and the GLB Act (sections 502 through 509 relating to privacy), among others.

- *Risk-retention rule.* Banks originating loans for sale on the secondary market or securitization must retain 5% of any loan they sell or securitize, except for mortgages that meet low-risk standards to be developed by regulators.
- *Changes to regulation of bank holding companies.* Under the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed to engage in interstate transactions. In the past, only the subsidiary banks were required to meet those standards. The Federal Reserve's "source of strength doctrine" has now been codified, mandating that bank holding companies such as the Company serve as a source of strength for their subsidiary banks, meaning that the bank holding company must be able to provide financial assistance in the event that the subsidiary bank experiences financial distress.

The Dodd-Frank Act contains 16 different titles, is over 800 pages long and calls for the completion of dozens of studies and reports and hundreds of new regulations. The information provided herein regarding the effect of the Dodd-Frank Act is intended merely for illustration and is not exhaustive, as the full impact of the legislation on banks and bank holding companies is still being studied and cannot be fully known until the completion and implementation of hundreds of new federal agency rulemakings over the next few years.

The Dodd-Frank Act is one of a number of legislative initiatives that have been proposed in response to the ongoing national and global financial crisis. It is not possible to predict whether any other similar legislation may be adopted that would significantly affect the operations and performance of the Company and the Bank.

On August 30, 2012, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency issued notices of three proposed rules implementing the "Basel III" capital provisions (the "Basel III Proposed Rules"). The Basel III Proposed Rules, among other things, establish new risk-based and leverage capital ratios (described below) and narrow the definition of what constitutes capital for purposes of calculating those ratios. Also included in the Basel III Proposed Rules is a proposed rule that revises and, in effect, replaces the general risk-based capital requirements currently in effect with a much more risk-sensitive standardized approach.

In particular, the Basel III Proposed Rules (1) introduce as a new capital measure "Common Equity Tier 1," or "CET1," specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, define CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and expand the scope of the adjustments as compared to existing regulations and (2) require banks to maintain once the Basel III provisions are fully phased in:

- as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%);
- a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6%, plus the capital conservation buffer (which is added to the 6% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation);
- a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8%, plus the capital conservation buffer (which is added to the 8% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation); and

- a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to total on-balance sheet exposures net of deductions from Tier 1 capital, for institutions with less than $250 billion in consolidated assets and on-balance sheet foreign exposures of less than $10 billion.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

Citing the large number of comments received in response to the Basel III Proposed Rules, on November 9, 2012, the Federal Reserve issued a press release indefinitely delaying the effective date of the proposed rules and the Basel III capital requirements. As of March 2013, no additional guidance has been provided regarding the effective dates for the Basel III Proposed Rules and the Basel III capital framework.

Summary

The foregoing is a brief summary of certain statutes, rules and regulations affecting the Company and the Bank. It is not intended to be an exhaustive discussion of all the statutes and regulations having an impact on the operations of such entities.

Available Information

The Bank's website address is http://www.firstusbank.com. Bancshares does not maintain a separate website. Bancshares makes available free of charge on the Bank's website, under the tabs "About Us" – "Investor Relations," its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. These reports are also available on the Securities and Exchange Commission's website, http://www.sec.gov. You may read and copy any reports that we file with the Securities and Exchange Commission at its Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Bancshares will provide paper copies of these reports to shareholders free of charge upon written request. Bancshares is not including the information contained on or available through the Bank's website as a part of, or incorporating such information into, this Annual Report on Form 10-K or any other report filed with the Securities and Exchange Commission.

Item 1A. Risk Factors.

Making or continuing an investment in common stock issued by Bancshares involves certain risks that you should carefully consider. The risks and uncertainties described below are not the only risks that may have a material adverse effect on Bancshares. Additional risks and uncertainties also could adversely affect our business and our results. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected, the market price of your common stock could decline and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause Bancshares' actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of Bancshares.

Difficult market conditions have adversely affected the industry in which we operate.

The capital and credit markets continue to experience volatility and disruption. Continuing distressed conditions in the housing market, with depressed home prices and increased foreclosures, unemployment and under-employment, have negatively impacted the performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institution industry. In particular, we face the following risks related to these conditions:

- There is increased regulation of our industry, including as a result of the Dodd-Frank Act. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.
- Market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause decreases in the demand for loans and other products and services offered by us and increases in delinquencies and default rates, which, among other effects, could affect our charge-offs and provision for loan losses.
- Competition in the industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.
- The current market disruptions make valuation even more difficult and subjective, and our ability to measure the fair value of our assets could be adversely affected. If we determine that a significant portion of our assets have values that are significantly below their recorded carrying value, we could recognize a material charge to earnings in the quarter during which such determination was made, and our capital ratios would be adversely affected.

Any litigation, regulatory investigations, proceedings, inquiries or changes could have a significant impact on Bancshares and the Bank.

The financial services industry has experienced unprecedented market value declines caused primarily by the continuing difficult economic conditions and real estate market deterioration. As a result of the economic conditions, litigation, proceedings, inquiries or regulatory changes are all distinct possibilities for financial institutions. Such actions or changes could result in significant costs.

The banking industry is highly competitive, which could result in loss of market share and adversely affect our business.

We encounter strong competition in making loans, acquiring deposits and attracting customers for investment services. We compete with other commercial banks, online banks, credit unions, finance companies, mutual funds, insurance companies, investment banking companies, brokerage firms and other financial intermediaries operating in Alabama and elsewhere. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks.

We are subject to extensive governmental regulation, which could have an adverse impact on our operations.

The banking industry is extensively supervised and regulated. We are subject to the supervision and regulation of the Federal Reserve, the FDIC and the Alabama State Banking Department, as well as the Securities and Exchange Commission. New regulations issued by these agencies may adversely affect our ability to carry on our business activities. We are subject to various federal and state laws, and certain changes in these laws and regulations may adversely affect our operations. Noncompliance with certain of these regulations may impact our business plans or planned business strategies.

For example, the Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis, such as that occurring in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the legislation are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations.

Additionally, on August 30, 2012, the federal banking regulatory agencies issued proposed rules that would implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. If adopted as proposed, Basel III and regulations proposed by the federal banking regulatory agencies will require bank holding companies and banks to undertake significant activities to demonstrate compliance with the new and higher capital standards. Compliance with these rules, if and when they become effective, will impose additional costs on banking entities and their holding companies. For additional information regarding the Dodd-Frank Act and Basel III, see "Supervision and Regulation."

We are also subject to the accounting rules and regulations of the Securities and Exchange Commission and the Financial Accounting Standards Board. Changes in accounting rules could adversely affect the reported financial statements or our results of operations and may also require extraordinary efforts or additional costs to implement. Any of these laws or regulations may be modified or changed from time to time, and we cannot be assured that such modifications or changes will not adversely affect us.

Many banking regulations are intended primarily to protect depositors, the public and the FDIC insurance funds and are not intended to protect shareholders.

Governmental responses to recent market disruptions may be inadequate and may have unintended consequences.

In response to recent market disruptions, legislators and financial regulators have taken a number of steps to stabilize the financial markets. These steps include the enactment and partial implementation of the Emergency Economic Stabilization Act of 2008, the provision of other direct and indirect assistance to financial institutions, assistance by the banking authorities in arranging acquisitions of weakened banks and broker-dealers, implementation of programs by the Federal Reserve to provide liquidity to the commercial paper markets and expansion of deposit insurance coverage. The administration and Congress have pursued additional initiatives in an effort to stimulate the economy and stabilize the financial markets, including the enactment of the American Recovery and Reinvestment Act of 2009, and have altered the terms of some previously announced policies.

The overall effects of these and other legislative and regulatory efforts on the financial markets are uncertain. Should these or other legislative or regulatory initiatives fail to stabilize the financial markets, the Company's business, financial condition, results of operations and prospects could be materially and adversely affected. Moreover, the implementation of the Dodd-Frank Act will likely result in significant changes to the banking industry as a whole, which, depending on how its provisions are implemented by the agencies, could adversely affect the Company's business.

In addition, the Company competes with a number of financial services companies that are not subject to the same degree of regulatory oversight to which the Company is subject. The impact of the existing regulatory framework and any future changes to it could negatively affect the Company's ability to compete with these institutions, which could have a material and adverse effect on the Company's results of operations and prospects.

The ultimate effect of the Consumer Financial Protection Bureau established by the Dodd-Frank Act is not yet known.

The Consumer Financial Protection Bureau established by the Dodd-Frank Act has extensive powers that could affect many areas of the Bank's business and, depending on what changes are implemented by the bureau, could adversely affect the Company's business.

Rapid and significant changes in market interest rates may adversely affect our performance.

Most of our assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Our profitability depends to a large extent on our net interest income, and changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Our results of operations are affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates and changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. These differences could result in an increase in interest expense relative to interest income or a decrease in our interest rate spread. For a more detailed discussion of these risks and our management strategies for these risks, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Our net interest margin depends on many factors that are partly or completely out of our control, including competition, federal economic monetary and fiscal policies and general economic conditions. Despite our strategies to manage interest rate risks, changes in interest rates may have a material adverse impact on our profitability.

The performance of our investment portfolio is subject to fluctuations due to changes in interest rates and market conditions.

Changes in interest rates can negatively affect the performance of most of our investments. Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, our investment securities. The fair market value of the securities in our portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. The potential effect of these factors is heightened due to the current conditions in the financial markets and economic conditions generally.

Changes in the policies of monetary authorities and other government action could adversely affect our profitability.

The results of operations of Bancshares are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and the current military operations in the Middle East and the current conditions in the financial markets and economic conditions generally, we cannot predict possible future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the U.S. government and other governments in responding to such conditions may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Changes in accounting policies or in accounting standards could materially affect how we report our financial condition and results of operations.

Our accounting policies are fundamental to the understanding of our financial condition and results of operations. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the financial statements by affecting the value of our assets or liabilities and results of operations. Some of our accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain, and because materially different amounts may be reported if different estimates or assumptions were used. If such estimates or assumptions underlying the financial statements are incorrect, we could experience material losses. From time to time, the Financial Accounting Standards Board and the Securities and Exchange Commission change the financial accounting and reporting standards or the interpretation of such standards that govern the preparation of our external financial statements. These changes are beyond our control, can be difficult to predict and could materially impact how we report our financial condition and results of operations. Additionally, it is possible that we could be required to apply a new or revised standard retrospectively, resulting in the restatement of prior period financial statements in material amounts.

If we experience greater loan losses than anticipated, our earnings may be adversely affected.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio will relate principally to the creditworthiness of individuals and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio will relate principally to the general creditworthiness of businesses and individuals within our local markets. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for potential loan losses based on a number of factors. We believe that the allowance for loan losses is adequate. However, if our assumptions or judgments are wrong, the allowance for loan losses may not be sufficient to cover actual loan losses. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions.

Our profitability and liquidity may be affected by changes in economic conditions in the areas where our operations or loans are concentrated.

Our success depends to a certain extent on the general economic conditions of the geographic markets served by the Bank and its subsidiaries in the states of Alabama and Mississippi. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the southeastern United States in general or any one or more of these local markets could negatively impact the financial results of our banking operations and have a negative effect on its profitability.

We cannot guarantee that we will pay dividends to shareholders in the future.

Dividends from the Bank are Bancshares' primary source of funds for the payment of dividends to our shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to Bancshares. The ability of the Bank to pay dividends, as well as our ability to pay dividends to our shareholders, will continue to be subject to and limited by the results of operations of the Bank and by certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than the legal and regulatory requirements with respect to our payment of dividends to shareholders. There can be no assurance of whether or when we may pay dividends to our shareholders.

Extreme weather could cause a disruption in our operations which could have an adverse impact on the results of operations.

Some of our operations are located in areas in close proximity to the Gulf of Mexico, a region that is susceptible to hurricanes. Such weather events could cause disruption to our operations and could have a material adverse effect on our overall results of operations. Further, a hurricane in any of our market areas could adversely impact the ability of borrowers to timely repay their loans and may adversely impact the value of any collateral held by us.

We need to stay current on technological changes in order to compete and meet customer demands.

The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and may enable financial institutions to reduce costs. Our future success may depend, in part, on our ability to use technology to provide products and services that provide convenience to customers and create additional efficiencies in our operations.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our ability to adequately conduct and grow our business is dependent on our ability to create and maintain an appropriate operational and organizational control infrastructure. Operational risk can arise in numerous ways including employee fraud, customer fraud and control lapses in bank operations and information technology. Our dependence on our employees and automated systems, including the automated systems used by acquired entities and third parties, to record and process transactions may further increase the risk that technical failures or tampering of those systems will result in losses that are difficult to detect. We are also subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control. Failure to maintain an appropriate operational infrastructure can lead to loss of service to customers, legal actions and noncompliance with various laws and regulations.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe that it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or by new third party providers of such platforms into their existing businesses.

An interruption or breach in our information systems or infrastructure, or those of third parties, could disrupt our business, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our business is dependent on our ability to process and monitor a large number of transactions on a daily basis and to securely process, store and transmit confidential and other information on our computer systems and networks. We rely heavily on our information and communications systems and those of third parties who provide critical components of our information and communications infrastructure. These systems are critical to the operation of our business and essential to our ability to perform day-to-day operations. Our financial, accounting, data processing or other information systems and facilities, or those of third parties on whom we rely, may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a spike in transaction volume, cyber-attack or other unforeseen catastrophic events, which may adversely affect our ability to process transactions or provide services.

Although we make continuous efforts to maintain the security and integrity of our information systems and have not experienced a cyber-attack, threats to information systems continue to evolve, and there can be no assurance that our security efforts and measures will continue to be effective. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Threats to our information systems may originate externally from third parties, such as foreign governments, organized crime and other hackers, outsource or infrastructure-support providers and application developers, or may originate internally. As a financial institution, we face a heightened risk of a security breach or disruption from attempts to gain unauthorized access to our and our customers' data and financial information, whether through cyber-attack, cyber intrusion over the internet, malware, computer viruses, attachments to e-mails, spoofing, phishing or spyware.

As a result, our information, communications and related systems, software and networks may be vulnerable to breaches or other significant disruptions that could: (1) disrupt the proper functioning of our networks and systems, which could disrupt our operations and those of certain of our customers; (2) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers, including account numbers and other financial information; (3) result in a violation of applicable privacy and other laws, subjecting the Bank to additional regulatory scrutiny and exposing the Bank to civil litigation and possible financial liability; (4) require significant management attention and resources to remedy the damages that result; and (5) harm our reputation or impair our customer relationships. The occurrence of such failures, disruptions or security breaches could have a negative impact on our results of operations, financial condition and cash flows. To date we have not experienced an attack that has impacted the results of our operations, financial condition and cash flows.

Securities issued by Bancshares, including our common stock, are not insured.

Securities issued by Bancshares, including our common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

Future issuances and sales of additional shares of our common stock could result in dilution of your ownership and depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. In addition, future issuances of equity securities could dilute the interests of our existing shareholders, including you, and could cause the market price of our common stock to decline. We may issue such additional equity securities to raise additional capital to support growth or to fund acquisitions. The issuance of any additional shares of common stock could be dilutive to the holders of our common stock. Moreover, to the extent that we grant stock options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards under the Company's incentive plans in effect from time to time, and such grants vest or are exercised, our shareholders may experience further dilution. We cannot predict the effect that future issuances and sales of our common stock could have on the market price of our common stock.

Our common stock price is volatile, which could result in substantial losses for individual shareholders.

The market price of our common stock has been volatile, and we expect that it will continue to be volatile. In particular, our common stock may be subject to significant fluctuations in response to a variety of factors, including, but not limited to:

- general economic and business conditions;
- changing market conditions in the financial services industry;
- monetary and fiscal policies, laws and regulations and other activities of the government, agencies and similar organizations;

- actual or anticipated variations in quarterly operating results;
- failure to meet analyst predictions and projections;
- collectibility of loans;
- cost and other effects of legal and administrative cases and proceedings, claims, settlements and judgments;
- additions or departures of key personnel;
- announcements of innovations or new services by us or our competitors;
- our issuances and sales of common stock or other securities in the future; and
- other events or factors, many of which are beyond our control.

Due to these factors, you may not be able to sell your stock at or above the price you paid for it, which could result in substantial losses.

Our results of operations depend upon the results of operations of our subsidiaries.

There are various regulatory restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us. In addition, our right to participate in any distribution of assets of any of our subsidiaries upon a subsidiary's liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Bancshares, through the Bank, owns all of its offices, including its executive offices, without encumbrances, with the exception of the banking office in Columbiana and parking lot in Brent, which are leased. ALC purchased a commercial building in Jackson, Alabama during 2009 to house its Jackson branch office and leases additional office space throughout Alabama and Southeast Mississippi.

Item 3. Legal Proceedings.

On September 27, 2007, Malcomb Graves Automotive, LLC ("Graves Automotive"), Malcomb Graves and Tina Graves filed a lawsuit in the Circuit Court of Shelby County, Alabama against the Company, the Bank, ALC and their respective directors and officers seeking an unspecified amount of compensatory and punitive damages. A former employee of ALC, Corey Mitchell, was named as a co-defendant, and ALC and the Bank filed a crossclaim against him seeking, among other relief, defense and indemnification for any damages suffered in the underlying lawsuit. The underlying complaint alleged that the defendants committed fraud in misrepresenting to Graves Automotive the amounts that Graves Automotive owed on certain loans and failing to credit Graves Automotive properly for certain loans. The defendants moved to compel arbitration, and the trial court denied the defendants' motion. The defendants appealed this decision, and, on September 29, 2010, the Alabama Supreme Court affirmed the trial court's denial of defendants' motion. Following the return of the case to the active docket, on November 30, 2010, ALC and the Bank moved to dismiss the lawsuit. In response to this motion to dismiss, on June 15, 2011, the Circuit Court dismissed all claims against the Company, the Bank and their respective directors and officers and all claims that were brought by Malcomb Graves and Tina Graves in their individual capacities. The Circuit Court also dismissed Graves Automotive's claims for conversion and negligent supervision against ALC and ordered Graves Automotive to re-plead its fraud allegations against ALC with more particularity. On September 15, 2011, Graves Automotive filed a third amended complaint in response to the Circuit Court's June 15, 2011 order. In its third amended complaint, Graves Automotive asserted claims against ALC for breach of contract, fraud, unjust enrichment and conversion. ALC moved to dismiss the third amended complaint on many of the same grounds as set forth in its previous motion to dismiss. On October 13, 2011, the Circuit Court dismissed Graves Automotive's conversion claim and again ordered Graves Automotive to re-plead its fraud claims with more particularity, this time within 60 days. On December 12, 2011, Graves Automotive filed its fourth amended complaint, this time asserting only two counts, breach of contract and unjust enrichment. Despite removing the fraud claims, the fourth amended complaint still requested punitive damages. On January 11, 2012, ALC filed a motion to dismiss the fourth amended complaint and to strike Graves Automotive's request for punitive damages. This motion was heard on November 27, 2012, and the Circuit Court struck the punitive damages claim but allowed the breach of contract and unjust enrichment claims to go forward. ALC continues to deny the allegations against it in the underlying lawsuit with respect to the remaining claims and intends to vigorously defend itself in this matter. Given the lack of discovery conducted, it is too early to assess the likelihood of a resolution of the remaining claims in this matter or the possibility of an unfavorable outcome.

On February 17, 2011, Wayne Allen Russell, Jr. filed a lawsuit in the Circuit Court of Tuscaloosa County, Alabama against the Bank and Bill Morgan, who currently serves as the Bank's Business Development Officer. The allegations in the lawsuit relate to a mortgage on a parcel of real estate, executed by Mr. Russell in favor of the Bank as security for a loan, and certain related transactions, including foreclosure proceedings executed by the Bank. Additionally, on June 17, 2011, Mr. Russell's wife, Rebecca Russell, in response to a lawsuit filed against Mrs. Russell by the Bank, filed a counterclaim against the Bank seeking compensatory and punitive damages, asserting that she was induced to mortgage a rental dwelling owned by her, the proceeds of which were paid upon certain obligations owed to the Bank by her husband, and that the Bank had orally agreed to refinance her loan as a part of an alleged refinancing promise by the Bank with respect to the obligations of Mr. Russell. On October 29, 2012, the Court granted summary judgment in favor of the Bank and Mr. Morgan with respect to all claims asserted in the consolidated lawsuits, and a subsequent motion to alter, amend or vacate filed by Mr. and Mrs. Russell was denied by operation of law. On March 25, 2013, Mr. and Mrs. Russell filed a Notice of Appeal to the Supreme Court of Alabama. Although the ultimate outcome of this matter remains unknown, the Bank believes that it should prevail on appeal, that the granting of summary judgment by the lower court will be upheld and that any contrary result would not have a material adverse effect on Bancshares' consolidated financial statements or results of operations.

On or about June 1, 2012, a former employee filed a complaint against the Bank with the Occupational Safety and Health Administration ("OSHA") alleging violations of Section 806 of the Corporate and Criminal Fraud Accountability Act, 18 U.S.C. § 1514A, and Section 1057 of the Consumer Financial Protection Act, 12 U.S.C. § 5567, in connection with his separation from the Bank in April 2012. Based on its investigation, OSHA concluded it had no reasonable cause to believe the statutes were violated. As is his right, however, the former employee has timely requested a hearing before an Administrative Law Judge and filed an amended complaint in that forum. Going forward, the case will be litigated in much the same way as a lawsuit filed in state or federal court would be. The Bank believes that the complaint is wholly without merit and that it will be able to demonstrate several meritorious defenses. However, it is too early to assess the likelihood of a resolution of this matter or the possibility of an unfavorable outcome.

Bancshares and its subsidiaries also are parties to other litigation, and Bancshares intends to vigorously defend itself in all such litigation. In the opinion of Bancshares, based on review and consultation with legal counsel, the outcome of such other litigation should not have a material adverse effect on Bancshares' consolidated financial statements or results of operations.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Bancshares' common stock is listed on the Nasdaq Capital Market under the symbol "USBI." As of March 19, 2013, Bancshares had approximately 838 shareholders of record.

The following table sets forth, for the calendar quarter indicated, the high and low sales prices per share for Bancshares' common stock as reported on the Nasdaq Capital Market, and the cash dividends declared per share in each such quarter.

	High	Low	Dividends Declared Per Share
2011			
First Quarter	$13.03	$7.37	$0.04
Second Quarter	8.65	4.66	0.00
Third Quarter	7.21	3.02	0.00
Fourth Quarter	6.00	3.80	0.00
2012			
First Quarter	$ 7.92	$3.95	$0.00
Second Quarter	6.15	4.63	0.00
Third Quarter	6.49	4.81	0.00
Fourth Quarter	6.22	5.00	0.00

The last reported sales price of Bancshares' common stock as reported on the Nasdaq Capital Market on March 19, 2013 was $8.19.

Dividends are paid at the discretion of Bancshares' Board of Directors, based on Bancshares' operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are Bancshares' primary source of funds for the payment of dividends to its shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to Bancshares. In addition, federal and state regulatory agencies have the authority to prevent Bancshares from paying a dividend to its shareholders. Bancshares can make no assurances that it will be able to or be permitted to pay dividends in the future. See Note 15, "Shareholders' Equity," in the "Notes to Consolidated Financial Statements" included in this Annual Report on Form 10-K.

The following table sets forth purchases made by or on behalf of Bancshares or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) of the Exchange Act, of shares of Bancshares' common stock during the fourth quarter of 2012.

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs[1]	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Programs[1]
October 1-31, 2012	0	—	0	242,303
November 1-30, 2012	0	—	0	242,303
December 1-31, 2012	0	—	0	242,303
Total	0	—	0	242,303

(1) On December 20, 2012, the Board of Directors extended the share repurchase program previously approved by the Board on January 19, 2006. Under the repurchase program, Bancshares is authorized to repurchase up to 642,785 shares of common stock before December 31, 2013, the expiration date of the extended repurchase program.

Item 6. Selected Financial Data.

As a smaller reporting company, Bancshares is not required to provide this information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Introduction and Overview

United Security Bancshares, Inc., a Delaware corporation ("Bancshares," "USBI" or the "Company"), is a bank holding company with its principal offices in Thomasville, Alabama. Bancshares operates one commercial banking subsidiary, First United Security Bank (the "Bank" or "FUSB"). At December 31, 2012, the Bank operated and served its customers through nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company organized for the purpose of making and purchasing consumer loans. ALC operates twenty-four finance company offices located in Alabama and Southeast Mississippi. The headquarters of ALC is located in Jackson, Alabama. The Bank is the funding source for ALC.

The Bank provides a wide range of commercial banking services to small and medium-sized businesses, property managers, business executives, professionals and other individuals, while ALC's business is consumer oriented.

FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona corporation and a wholly-owned subsidiary of the Bank, reinsures or "underwrites" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on these policies up to a specified maximum amount, and a primary third-party insurer retains the remaining risk. The third-party insurer is also responsible for performing most of the administrative functions of FUSB Reinsurance on a contract basis.

At December 31, 2012, Bancshares had consolidated assets of $567.1 million, deposits of $489.0 million and shareholders' equity of $68.6 million. Total assets decreased by $54.7 million, or 8.8%, in 2012. Net income attributable to USBI increased from a loss of $(9.1) million in 2011 to income of $2.2 million in 2012. Net income attributable to USBI per share increased from a loss of $(1.51) in 2011 to income of $0.36 in 2012. These results are explained in more detail throughout this section.

Delivery of the best possible banking services to customers remains an overall operational focus of the Company. We recognize that attention to details and responsiveness to customers' desires are critical to customer satisfaction. The Company continues to employ current technology, both in its financial services and in the training of its 290.67 full-time equivalent employees, to ensure customer satisfaction and convenience.

The following discussion and financial information are presented to aid in an understanding of the current consolidated financial position, changes in financial position and results of operations of Bancshares and should be read in conjunction with the Audited Consolidated Financial Statements and Notes thereto included herein. The emphasis of this discussion is on the years 2012 and 2011. All yields presented and discussed herein are based on the accrual basis and not on the tax-equivalent basis, unless otherwise indicated.

Forward-Looking Statements

This Annual Report on Form 10-K for the year ended December 31, 2012 (this "Annual Report"), other annual and periodic reports filed by Bancshares and its subsidiaries under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of Bancshares may include "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect Bancshares' current views with respect to future events and financial performance. Such forward-looking statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to:

1. Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, the amount of growth, stagnation or recession in the global, U.S., Alabama and Mississippi economies, the value of investments, the collectibility of loans and the ability to retain and grow deposits;
2. Possible changes in monetary and fiscal policies, laws and regulations and other activities of governments, agencies and similar organizations;
3. Possible changes in regulation and laws affecting the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, and attendant changes in patterns and effects of competition in the financial services industry;
4. The ability of Bancshares to achieve its expected operating results in the markets in which Bancshares operates and Bancshares' ability to expand into new markets and to maintain profit margins; and
5. Since 2008, the residential and commercial mortgage market in the United States has experienced a variety of difficult economic conditions that have adversely affected and may continue to adversely affect the performance and market value of our residential and commercial mortgage loans. Across the United States, delinquencies, foreclosures and losses with respect to residential and commercial mortgage loans generally increased from 2008 through 2012. In addition, from 2008 through 2012, prices and appraisal values declined. It is possible that values may remain stagnant or decline in the near term. An extended period of flat or declining values may result in increased delinquencies, losses on residential and commercial mortgage loans and reduced value of collateral that secure real estate loans. Bad economic conditions have also impacted consumer loan customers. High unemployment and a stagnant economy may continue to adversely effect the performance of our consumer loans.

In addition, Bancshares' business is subject to a number of general and market risks that would affect any forward-looking statements, including the risks discussed in Part I, Item 1A of this Annual Report.

The words "believe," "expect," "anticipate," "project" and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Bancshares. Any such statements speak only as of the date such statements were made, and Bancshares undertakes no obligation to update or revise any forward-looking statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make subjective judgments associated with estimates. These estimates are necessary to comply with accounting principles generally accepted in the United States of America and general banking practices. These areas include accounting for the allowance for loan losses, other real estate owned and deferred income taxes.

Allowance for Loan Losses

The Company maintains the allowance for loan losses at a level deemed adequate by management to absorb probable losses from loans in the portfolio. In determining the adequacy of the allowance for loan losses, management considers numerous factors, including, but not limited to, management's estimate of: (a) future economic conditions, (b) the financial condition and liquidity of certain loan customers and (c) collateral values of property securing certain loans. Because these factors and others involve the use of management's estimation and judgment, the allowance for loan losses is inherently subject to adjustment at future dates. Unfavorable changes in the factors used by management to determine the adequacy of the allowance, including increased loan delinquencies and subsequent charge-offs, or the availability of new information, could require additional provisions, in excess of normal provisions, to the allowance for loan losses in future periods. There can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additions to the allowances will not be required.

Other Real Estate Owned

Other real estate owned ("OREO") that consists of properties obtained through foreclosure or in satisfaction of loans is reported at the lower of cost or fair value, less estimated costs to sell at the date acquired, with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation adjustments are determined on a specific property basis and are included as a component of other non-interest expense along with holding costs. Any gains or losses on disposal realized at the time of disposal are reflected in non-interest expense. Significant judgments and complex estimates are required in estimating the fair value of OREO, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced during 2011 and 2012. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of OREO.

Deferred Income Taxes

Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax asset. Management believes that the Company's subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. As management periodically evaluates its ability to realize the deferred tax asset, subjective judgments are made that may impact the resulting provision for income tax.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurable uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to revenue recognition, investment securities, fair value measurements and long-lived assets require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under re-examination by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2, "Summary of Significant Accounting Policies," in the "Notes to Consolidated Financial Statements" included in this Annual Report, as it discusses accounting policies that we have selected from acceptable alternatives.

Overview of 2012

The following discussion should be read in conjunction with our consolidated financial statements, accompanying notes and other schedules presented herein.

For the year ended December 31, 2012, net income attributable to USBI was $2.2 million, compared with net loss attributable to USBI of $(9.1) million for the year ended December 31, 2011. Basic and diluted net income attributable to USBI per common share was $0.36 for the year ended December 31, 2012, compared with net loss attributable to USBI per common share of $(1.51) for 2011.

Other results for the year ended December 31, 2012 were as follows:

- Total assets decreased 8.8% to $567.1 million since year-end 2011.
- Deposits decreased 7.2% to $489.0 million, compared with $527.1 million at December 31, 2011.
- Loans net of unearned interest and fees decreased 11.6% to $356.7 million, compared with $403.4 million at December 31, 2011.
- At year-end 2012, our total risk-based capital was 17.05%, significantly above a number of financial institutions in our peer group and well above the minimum requirements of 10%, to achieve the highest regulatory rating of "well-capitalized."

- Our net interest income decreased 3.2% to $34.2 million in 2012, compared with $35.3 million in 2011. The decrease in net interest income was due primarily to a decline in interest-earning assets along with a decrease in the yield on earning assets. These decreases were somewhat offset by a decline in the cost of interest-bearing liabilities.
- Provision for loan losses decreased to $4.3 million for the year ended December 31, 2012, or 1.2% annualized of average loans, compared with $18.8 million, or 4.6% annualized of average loans, for the year ended December 31, 2011.
- Non-interest income decreased 36.2% to $5.6 million in 2012, compared with $8.7 million in 2011. Non-interest income in 2011 benefited from net gains on investment securities of $2.6 million, which declined to $1,000 in 2012.
- Non-interest expense decreased 19.4% to $32.5 million in 2012, compared with $40.3 million in 2011. Impairment of goodwill was $4.1 million in 2011, with no impairment charged in 2012. Impairment of OREO decreased $2.8 million in 2012 compared to 2011.
- Shareholders' equity totaled $68.6 million, with a corresponding book value of $11.40 per share, at December 31, 2012. Return on average assets in 2012 was 0.37%, and return on average shareholders' equity was 3.27%.

These items are discussed in further detail throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Summary of Consolidated Operating Results

	Year Ended December 31,	
	2012	2011
	(In Thousands of Dollars)	
Interest Income	$38,753	$ 42,346
Interest Expense	4,556	7,018
Net Interest Income	34,197	35,328
Provision for Loan Losses	4,338	18,802
Net Interest Income After Provision for Loan Losses	29,859	16,526
Non-Interest Income	5,565	8,728
Non-Interest Expense	32,484	40,288
Income (Loss) Before Income Taxes	2,940	(15,034)
Benefit From (Provision for) Income Taxes	745	(5,958)
Net Income (Loss)	$ 2,195	$ (9,076)
Less: Net Loss Attributable to Noncontrolling Interest	—	(1)
Net Income (Loss) Attributable to USBI	$ 2,195	$ (9,075)

Net Interest Income

Net interest income is an effective measurement of how well management has matched interest-earning assets and interest-bearing liabilities and is the Company's principal source of income. Fluctuations in interest rates materially affect net interest income. Although market rates were stable during 2012, the yield on earning assets declined by 35 basis points, while the cost of interest-earning liabilities declined by 46 basis points, as longer-term time deposits repriced at lower rates, improving the net interest margin by 4 basis points, from 6.17% in 2011 to 6.21% in 2012.

Net interest income decreased 3.2% to $34.2 million in 2012, compared to an increase of 1.6% in 2011. The decrease in net interest income in 2012 was primarily due to a decline in interest-earning assets along with a decrease in the yield on earning assets. These decreases were somewhat offset by a decline in the cost of interest-bearing liabilities.

Interest income declined $3.6 million in 2012: $2.6 million was the result of decreased interest-earning assets, and $1.0 million was due to a 35 basis point decline in the yield on interest-earning assets. Interest expense declined $2.5 million in 2012: $0.8 million resulted from decreased interest-bearing liabilities, and $1.6 million was due to a 46 basis point decline in the cost of interest-bearing liabilities.

Overall, volume, rate and yield changes in interest-earning assets and interest-bearing liabilities contributed to the decrease in net interest income during 2012. As to volume, the Company's average earning assets decreased $22.6 million during 2012, or 3.9%, while average interest-bearing liabilities decreased $23.9 million, or 4.9%. The Company's average loans declined by $29.8 million, or 7.3%, during 2012, and average investment securities increased by $5.7 million, or 3.4%, for a net decrease in interest-earning assets of $22.6 million, or 3.9%. Average interest-bearing liabilities declined $23.9 million, or 4.9%. Average borrowings declined $18.7 million, average time deposits declined $19.4 million, average savings deposits increased $12.8 million and average interest-bearing demand deposits increased $1.3 million.

One of the major challenges that we face at the Bank and ALC is investing in quality interest earning assets. Average loans have declined over the last two years at the Bank and ALC. Difficult economic conditions and fierce competition among lenders for quality loans will continue to affect our ability to grow loans. Reducing non-performing assets and attracting and retaining quality loan customers at the bank and ALC remain the primary focus of management.

The Company's ability to produce net interest income is measured by a ratio called the interest margin. The interest margin is net interest income as a percentage of average earning assets. The interest margin improved slightly from 6.17% in 2011 to 6.21% in 2012.

Interest margins are affected by several factors, one of which is the relationship of rate-sensitive earning assets to rate-sensitive interest-bearing liabilities. This factor determines the effect that fluctuating interest rates will have on net interest income. Rate-sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a relatively short time. The Company's objective in managing interest rate sensitivity is to achieve reasonable stability in the interest margin throughout interest rate cycles by maintaining the proper balance of rate-sensitive assets and interest-bearing liabilities. For further analysis and discussion of interest rate sensitivity, refer to the section entitled "Liquidity and Interest Rate Sensitivity Management."

An additional factor that affects the interest margin is the interest rate spread. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. This measurement is a more accurate reflection of the effect that market interest rate movements have on interest rate-sensitive assets and liabilities. The interest rate spread improved from 5.95% in 2011 to 6.06% in 2012. The average amount of interest-bearing liabilities, as noted in the table "Yields Earned on Average Interest-Earning Assets and Rates Paid on Average Interest-Bearing Liabilities," decreased 4.9% in 2012, while the average rate of interest paid decreased from 1.4% in 2011 to 0.98% in 2012. Average interest-earning assets decreased 3.9% in 2012, while the average yield on earning assets decreased from 7.4% in 2011 to 7.0% in 2012.

The percentage of earning assets funded by interest-bearing liabilities also affects the Company's interest margin. The Company's earning assets are funded by interest-bearing liabilities, non-interest-bearing demand deposits and shareholders' equity. The net return on earning assets funded by non-interest-bearing demand deposits and shareholders' equity exceeds the net return on earning assets funded by interest-bearing liabilities. The Company's percentage of earning assets funded by interest-bearing liabilities has decreased slightly since

2011. In 2012, 84.2% of the Company's average earning assets were funded by interest-bearing liabilities, compared with 85.1% in 2011.

Yields Earned on Average Interest-Earning Assets and Rates Paid on Average Interest-Bearing Liabilities

	December 31,					
	2012			2011		
	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %
	(In Thousands of Dollars, Except Percentages)					
ASSETS						
Interest-Earning Assets:						
Loans (Note A)	$376,644	$35,373	9.39%	$406,436	$37,064	9.12%
Taxable Investments	157,457	2,801	1.78%	143,127	4,346	3.04%
Non-Taxable Investments	14,716	575	3.91%	23,394	936	4.00%
Federal Funds Sold	1,585	4	0.25%	—	—	0.00%
Total Interest-Earning Assets	550,402	38,753	7.04%	572,957	42,346	7.39%
Non-Interest-Earning Assets:						
Other Assets	48,595			52,816		
Total	$598,997			$625,773		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-Bearing Liabilities:						
Demand Deposits	$121,498	$ 707	0.58%	$120,166	$ 1,014	0.84%
Savings Deposits	67,803	223	0.33%	54,988	351	0.64%
Time Deposits	268,496	3,503	1.30%	287,907	4,895	1.70%
Borrowings	5,573	123	2.21%	24,255	758	3.13%
Total Interest-Bearing Liabilities	463,370	4,556	0.98%	487,316	7,018	1.44%
Non-Interest-Bearing Liabilities:						
Demand Deposits	59,443			59,142		
Other Liabilities	9,127			2,147		
Shareholders' Equity	67,057			77,168		
Total	$598,997			$625,773		
Net Interest Income (Note B)		$34,197			$35,328	
Net Yield on Interest-Earning Assets			6.21%			6.17%

Note A —For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding. These loans amounted to $22,667,706 and $21,728,886 for 2012 and 2011, respectively.

Note B —Loan fees of $3,711,430 and $3,430,230 for 2012 and 2011, respectively, are included in interest income amounts above.

Changes in Interest Earned and Interest Expense Resulting from Changes in Volume and Changes in Rates

The following table sets forth the effect that varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates had on changes in net interest income for 2012 versus 2011 and 2011 versus 2010.

	2012 Compared to 2011 Increase (Decrease) Due to Change In:			2011 Compared to 2010 Increase (Decrease) Due to Change In:		
	Volume	Average Rate	Net	Volume	Average Rate	Net
	(In Thousands of Dollars)					
Interest Earned On:						
Loans	$(2,717)	$ 1,026	$(1,691)	$ (506)	$ (516)	$(1,022)
Taxable Investments	435	(1,980)	(1,545)	(376)	(1,137)	(1,513)
Non-Taxable Investments	(347)	(14)	(361)	82	(29)	53
Federal Funds	—	4	4	—	—	—
Total Interest-Earning Assets	(2,629)	(964)	(3,593)	(800)	(1,682)	(2,482)
Interest Expense On:						
Demand Deposits	11	(318)	(307)	42	(207)	(165)
Savings Deposits	82	(210)	(128)	30	(27)	3
Time Deposits	(330)	(1,062)	(1,392)	(90)	(1,088)	(1,178)
Other Borrowings	(584)	(51)	(635)	(1,393)	(322)	(1,715)
Total Interest-Bearing Liabilities	(821)	(1,641)	(2,462)	(1,411)	(1,644)	(3,055)
Increase (Decrease) in Net Interest Income	$(1,808)	$ 677	$(1,131)	$ 611	$ (38)	$ 573

Provision for Loan Losses

The provision for loan losses is an expense used to establish the allowance for loan losses. Actual loan losses, net of recoveries, are charged directly to the allowance. The expense recorded each year is a reflection of actual net losses experienced during the year and management's judgment as to the adequacy of the allowance to absorb losses inherent to the portfolio. Charge-offs exceeded recoveries by $7.3 million in 2012, and a provision of $4.3 million was expensed for loan losses in 2012, compared to $18.8 million in 2011. The provision for 2012 and 2011 was 1.2% and 4.6% of average loans, respectively. The provisions in 2011 and 2012 were high due to charge-offs and impairments in the real estate development loan portfolio at the Bank. Net charge-offs at the Bank were $4.2 million for the year ending December 31, 2012, compared to $14.2 million for the year ending December 31, 2011. At the Bank, net charge-offs of commercial real estate decreased from $12.9 million in 2011 to $2.8 million in 2012. The severely depressed real estate market in the Bank's market area continues to adversely impact real estate values and the ability of borrowers to perform, particularly when performance is based on real estate sales. These conditions are the primary cause for the large amount of net charge-offs in 2011 compared to 2012. ALC had net charge-offs of $3.1 million for the year ending December 31, 2012, compared to $3.2 million for the year ending December 31, 2011. For the Company, net charge-offs as a percentage of average loans were 2.0% and 4.3% for the years ended December 31, 2012 and 2011, respectively.

We believe that growing the loan portfolio at the Bank and ALC with quality customers, along with working through and reducing non-performing loans, should result in both lower provisions for loan losses and a reduced allowance for loans losses.

The ratio of the allowance to loans, net of unearned income, at December 31, 2012 and 2011 was 5.40% and 5.52%, respectively. For additional information regarding the Company's allowance for loan losses, see "Loans and Allowance for Loan Losses."

Non-Interest Income

The following table presents the major components of non-interest income for the years indicated.

	2012	2011
	(In Thousands of Dollars)	
Service Charges and Other Fees on Deposit Accounts	$2,522	$2,888
Credit Life Insurance Commissions and Fees	955	924
Bank-Owned Life Insurance	461	482
Investment Securities Gains, Net	1	2,550
Other Income	1,626	1,884
Total Non-Interest Income	$5,565	$8,728

Total non-interest income decreased by $3.2 million, or 36.2%, in 2012 compared to 2011. Service charges and fees on deposit accounts decreased by $366,000, or 12.7%, in 2012, compared to 2011. In 2012, fees generated from customer overdrafts and non-sufficient funds decreased by $354,000, and regular account service charges decreased by $12,000. The decrease in overdraft and non-sufficient funds charges can be attributed to a change in the regulations that prohibits the Bank from assessing these charges for certain non-recurring electronic transactions. Regular account service charges continued to decline as customers switched from accounts with a monthly service charge to a no-service charge account. This no-service charge account, introduced in the fourth quarter of 2007, has allowed the Bank to attract new customers and has otherwise been profitable by requiring electronic statements and encouraging ATM and debit card use, which generates additional fees.

Service charges and other fees on deposit accounts is the largest component of non-interest income. Revenues from this source have declined in recent years, which appears to be a trend that will continue. Management constantly searches for new sources of fee income from new financial services and products, however, income from these non-interest sources will continue to decline as a percentage of total revenue.

Net gains on security sales were $1,000 and $2.6 million in 2012 and 2011, respectively. Income generated in the area of securities gains and losses is dependent on factors that include investment portfolio strategies, interest rate changes and asset liability management strategies.

Other income includes fee income generated from other banking services, such as letters of credit, ATMs, debit and credit cards, check cashing and wire transfers. Other income decreased by $258,000, or 13.7%, in 2012, compared to an increase of 65.1% in 2011, due to a non-recurring $4.2 million insurance settlement received in 2010.

Non-Interest Expense

The following table presents the major components of non-interest expense for the years indicated.

	Year Ended December 31,	
	2012	2011
	(In Thousands of Dollars)	
Salaries and Employee Benefits	$14,590	$14,491
Occupancy	1,899	1,922
Furniture and Equipment	1,293	1,283
Impairment on Limited Partnerships	70	76
Legal, Accounting and Other Professional Fees	1,361	1,429
Stationery and Supplies	510	538
Telephone/Communication	631	686
Advertising	307	389
Collection and Recovery	499	516
Impairment on Other Real Estate	3,583	6,390
Impairment of Goodwill	—	4,098
Realized Loss on Sale of OREO	1,283	1,607
FDIC Insurance Assessments	787	835
Other	5,671	6,027
Total Non-Interest Expense	$32,484	$40,287
Efficiency Ratio	81.7%	91.5%
Total Non-Interest Expense to Average Assets	5.4%	6.4%

Non-interest expense decreased by $7.8 million, or 19.4%, to $32.5 million in 2012, from $40.3 million in 2011. Impairment of goodwill was $4.1 million in 2011, with no impairment charged in 2012. Impairment of OREO decreased by $2.8 million in 2012 compared to 2011. Impairment on OREO at the Bank was $3.0 million and $0.6 million at ALC for 2012, compared to $5.0 million at the Bank and $1.4 million at ALC in 2011. The severely depressed real estate market, along with the continued decline in real estate values, have had a negative effect on these expenses. If the economy remains weak and real estate values decline, further impairment and losses could result.

Premiums paid to the FDIC in the form of deposit assessments decreased slightly in 2012 compared to 2011. These assessments were $787,000 in 2012, compared to $835,000 in 2011. Estimated assessments for 2013 are $0.8 million.

Salaries and employee benefits expense increased by $99,000, or 0.7%, in 2012, compared to an increase of 5.3% in 2011. In 2012, salary expense increased by $16,000, or 0.1%, health insurance expense decreased by $132,000, or 8.3%, and all other compensation and benefit costs increased by $215,000, or 14.2%, when compared with 2011. All other compensation and benefits includes the accrual for the long-term incentive compensation plan in the amount of $408,500 for 2012 and $38,200 for 2011. The 2011 accrual was reduced due to an adjustment as a result of the severance agreement with an executive officer. In 2011, the Company made discretionary contributions on behalf of participants in the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan") in the form of a match that was equal to 2% of each participant's elective deferrals. No discretionary match was made in 2012. The Company's matching contributions to the Plan totaled $297,728 and $427,291 in 2012 and 2011, respectively.

The Bank invests in limited partnerships that operate qualified affordable housing projects. These partnerships receive tax benefits in the form of tax deductions from operating losses and tax credits. Although the Bank accounts for certain of these investments utilizing the cost method, management analyzes the Bank's investments in limited partnerships for potential impairment on an annual basis. The investment balances in these partnerships were $836,000 at December 31, 2012 and $1.5 million at December 31, 2011. Losses in these investments amounted to $70,000 and $76,000 for 2012 and 2011, respectively.

Provision for Income Taxes

A net operating income before tax generated a tax expense of $0.7 million for 2012, compared to a tax benefit of $6.0 million in 2011. The calculation of the income tax provision requires the use of estimates and judgments of management. As part of the Company's overall business strategy, management must take into account tax laws and regulations that apply to specific tax issues faced by the Company in each year. This analysis includes an evaluation of the amount and timing of the realization of income tax assets or liabilities.

Management's determination of the realization of the net deferred tax asset is based upon an evaluation of the four possible sources of taxable income: 1) the future reversals of taxable temporary differences; 2) future taxable income, exclusive of reversing temporary differences and carryforwards; 3) taxable income in prior carryback years; and 4) tax-planning strategies. In making a conclusion, management has evaluated the available positive and negative evidence impacting these sources of taxable income. The primary sources of positive and negative evidence impacting taxable income are summarized below:

Positive Evidence

- History of earnings – The Company has a strong history of generating earnings and has demonstrated positive earnings in 18 of the last 20 years. After carryback of the 2011 loss, the Company still has approximately $3.5 million in taxable income to carryback if necessary. In addition to the remaining taxable income available in a carryback year, the Company has a full 19-year carryforward period for federal tax purposes and seven years for the State of Alabama to absorb and use any operating losses triggered as a result of reversing deductible differences, such as loan charge-offs or sales of other real estate.
- Creation of future taxable income – The Company has projected future taxable income that will be sufficient to absorb the remaining deferred tax assets after the reversal of future taxable temporary differences. The taxable income forecasting process utilizes the forecasted pre-tax earnings and adjusts for book-tax differences that will be exempt from taxation, primarily tax-exempt interest income and bank-owned life insurance, as well as temporary book-tax differences, including the allowance for loan losses. The projections relied upon for this process are consistent with those used from the Company's financial forecasting process. Management believes that the projections resulting from the taxable income forecasting process are sound, however, there can be no assurance that such taxable income will be realized due to unanticipated changes in economic and competitive factors.
- Strong capital position – At December 31, 2012, the Company had a Tier 1 capital ratio of 10.51% calculated as a percent of 2012 average assets, substantially above the 5.00% minimum standard to be considered well capitalized per regulatory guidelines. Also, the total risk-based capital ratio of 17.05% substantially exceeds the 10.00% minimum standard to be considered well capitalized.
- Ability to implement tax-planning strategies – The Company has the ability to implement tax planning strategies to maximize the realization of deferred tax assets, such as the sale of assets. As an example, during the year ended December 31, 2012, the Company's portfolio of securities available for sale had $5.0 million of gross unrealized pre-tax gains that could accelerate the recognition of the associated taxable temporary differences, which management would consider to be a tax planning strategy to maximize the realization of the deferred tax assets that may expire unutilized.

The largest losses experienced were in one type of loan – real estate development. Of the loan loss provision expensed in 2011, 44.1%, or $8.3 million, was in the loan category of real estate loans on undeveloped land or residential lots. Of the loan loss provision expensed in 2012, 25.0%, or $1.1

million, was in the category of real estate development loans, raw land or residential lots. Impairment of OREO originated from these loans amounted to $2.1 million and $1.6 million for 2011 and 2012, respectively. Except in unusual circumstances, the Company no longer invests in these types of loans and is focused on managing this segment of the loan portfolio aggressively.

Negative Evidence

- Cumulative loss position – The Company is currently in a three-year cumulative loss position. Excluding the goodwill impairment in 2011, as this item is nondeductible for income tax purposes, the cumulative continuing operations pre-tax loss position for 2010 through 2012 is $9.6 million. The cumulative loss primarily has resulted from the unprecedented provision for loan losses of $42.3 million during these periods, which management believes will continue to be reduced in future periods. During 2012, the provision for loan losses decreased $14.5 million to $4.3 million, as compared to the provision for loan losses of $18.8 million in 2011.

The Company believes that the positive evidence, when considered in its entirety, outweighs the negative evidence of recent pre-tax losses. See Note 2, "Summary of Significant Accounting Policies," and Note 12, "Income Taxes," in the "Notes to Consolidated Financial Statements" included in this Annual Report for additional information about income taxes.

Loans and Allowance for Loan Losses

Total loans outstanding net of unearned interest decreased by $46.7 million in 2012, with a loan portfolio totaling $356.7 million as of December 31, 2012. Total loans at the Bank declined 12.5% to $281.6 million in 2012, representing 77.9% of the Company's loans. Loans at ALC declined 8.1% to $75.1 million in 2012. For 2012, on an average basis, loans represented 68.4% of the Company's earning assets and provided 91.3% of the Company's interest income. More stringent underwriting standards at the Bank and ALC, and difficult economic conditions, have led to decreased lending activity. Although quarterly loan growth is a major focus for management in the coming years, quality loan growth will remain a major challenge.

Real estate loans decreased 14.4% to $256.4 million in 2012. The Bank's real estate loan portfolio is comprised of construction loans to both businesses and individuals for commercial and residential development, commercial buildings, both rental property and owner occupied, with most of this activity being commercial. Real estate loans also consist of other loans secured by real estate, such as one-to-four family dwellings, including mobile homes, loans on land only, multi-family dwellings, non-farm, non-residential real estate and home equity loans. Real estate loans at the Bank declined by $35.8 million, or 13.8%, in 2012 to a balance of $223.3 million at December 31, 2012. Real estate loans at ALC are primarily secured by residential properties, mobile homes and land. These loans declined 18.5% to $33.0 million as of year-end 2012. Real estate loans remain the largest component of the Company's loan portfolio, comprising 70.9% of total loans outstanding, down from 73.4% at year-end 2011. Real estate lending will likely be the largest segment of the Bank's portfolio. Management will focus on growing owner occupied commercial loans with decreased reliance on development lending in 2013.

Consumer loans represent the second largest component of the Company's loan portfolio. These loans include loans to individuals for household, family and other personal expenditures, including credit cards and other related credit plans. Consumer loans increased by $1.3 million at ALC and declined by $4.3 million at the Bank during 2012. ALC's consumer loans represent 75.2% of the total consumer loans, with a balance at year-end 2012 of $62.5 million. These loans at the Bank amounted to $15.5 million at December 31, 2012. The increase at ALC was the result of a shift of emphasis away from real estate loans to consumer loans. The decline in consumer loans at the Bank resulted from decreased demand due to bad economic conditions and an overall tightening of underwriting standards.

Commercial, financial and agricultural loans decreased by 3.6% during 2012 to $42.9 million at December 31, 2012. Loans to tax exempt entities, such as municipalities and counties, increased by $9.2 million in 2012 and decreased by $2.8 million in 2011. All other commercial loans declined by $9.8 million in 2012. All of the commercial loans originated at the Bank. The increase in 2012 resulted from one loan to a municipal water authority in the amount of $10.5 million that was funded in 2012.

The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio and changes in its risk profile, credit concentrations, historical trends and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually-identified impaired loans may be measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision and added to the allowance for loan losses. Large pools of smaller balance, homogeneous loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical charge-off trends, trends in the economy and other factors. Though management believes the allowance for loan losses to be adequate, taking into consideration the views of regulators, the current economic environment and the amount of subjective judgment involved in the calculation, there can be no assurance that the allowance for loan losses is sufficient, and ultimate losses may vary from their estimates. Estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings during the periods in which they become known.

The Bank's loan policy requires immediate recognition of a loss if significant doubt exists as to the repayment of the principal balance of a loan. Consumer installment loans at the Bank and ALC are generally recognized as losses if they become 120 days delinquent. Exceptions are made specifically for loans that are secured by real estate and if the borrower is in a repayment plan under the bankruptcy statutes. At the time of the plan approval, any amount above the cash flow value of the plan is charged-off, and as long as the loans are paying in accordance with the bankruptcy plan, they are not charged-off.

A credit review of the Bank's individual loans is conducted periodically. A risk rating is assigned to each loan and is reviewed at least annually. In assigning risk, management takes into consideration the capacity of the borrower to repay, collateral values, current economic conditions and other factors. Management also monitors the credit quality of the loan portfolio through the use of an annual outside comprehensive loan review. Based on the underwriting standards in the loan policy, the Bank does not actively market mortgages to subprime borrowers. However, over time, some of the Bank's customers could migrate into categories that might demonstrate some of the same characteristics as subprime borrowers. With current underwriting standards and ongoing monitoring of credit quality within the portfolio, the volume of such customers is inconsequential.

The Bank utilizes a written loan policy, which guides lending personnel in applying consistent underwriting standards. This policy is intended to aid loan officers and lending personnel in making sound credit decisions and to assure compliance with state and federal regulations. The policy is comprehensive in scope and includes guidance on both desirable and undesirable loans. Individual loan officer lending limits are reviewed and approved annually by the Board of Directors. Documentation requirements for various loan types are also included in the policy. The lending function is managed by utilizing various committees, consisting of management and board members. The Executive Loan Committee, made up of senior management, has lending authority up to $2.0 million. Loan requests exceeding $2.0 million require approval of the Directors' Loan Committee, made up of four outside directors and the Chief Executive Officer ("CEO"). Loans in excess of $10.0 million require the approval of the Board of Directors. The Problem Asset Review Committee, composed of the CEO, the Chief Credit Officer ("CCO"), the Executive Vice President ("EVP"), Commercial Division, and the EVP, Retail Division, with attendance of the Special Assets Manager, meets monthly to review problem assets. Impaired loans in excess of $500,000 are reviewed monthly to assist the CCO in calculating and evaluating the adequacy of the allowance for loan losses. OREO with balances of $500,000 and over are also reviewed at the monthly meetings, along with non-performing loans of $250,000 and greater. This same committee reviews non-performing loans of $50,000 and over on a quarterly basis.

The Credit Policy Committee, chaired by the CCO, consisting of the CEO, the EVP, Commercial Division, the EVP, Retail Division, and one senior lender, meets weekly to review loan downgrades, upgrades, charge-offs, and any loan policy changes.

The Credit Quality Control Committee, chaired by the CCO, meets quarterly to assess the adequacy of the allowance for loan losses. This committee, consisting of senior management, as well as various lending and credit administration personnel, reviews valuations for non-performing loans and OREO prior to the release of financial statements and the filing of quarterly results.

ALC's management oversees its loan portfolio by establishing credit criteria and underwriting standards through a loan committee comprised of members of ALC's Board of Directors and ALC's district and office managers. This Committee is aided by a formal loan policy, which is reviewed at least annually with revisions made as directed by ALC's Board of Directors and management. ALC's individual branches are supervised by three district managers who report to the ALC COO. Because of the very nature of ALC's business, many of the borrowers served by ALC could be deemed to demonstrate some of the same characteristics as subprime borrowers. Although the Company and ALC believe that serving the communities in which ALC is located includes service to these customers, ALC's management and loan officers remain diligent in making careful loan decisions based on the credit criteria and underwriting standards established by the loan committee.

The following table shows the Company's loan distribution as of December 31, 2012 and 2011.

	Year Ended December 31,	
	2012	2011
	(In Thousands of Dollars)	
Real Estate	$256,354	$299,594
Installment (Consumer)	62,521	65,483
Commercial, Financial and Agricultural	42,903	43,060
Less: Unearned Interest, Commissions and Fees	(5,100)	(4,786)
Total	$356,678	$403,351

The amounts of total loans (excluding installment loans) outstanding at December 31, 2012, which, based on the remaining scheduled repayments of principal, are due in (1) one year or less, (2) more than one year but within five years and (3) more than five years, are shown in the following table.

	Maturing			
	Within One Year	After One but Within Five Years	After Five Years	Total
	(In Thousands of Dollars)			
Commercial, Financial and Agricultural	$ 31,383	$ 11,298	$ 222	$ 42,903
Real Estate-Mortgage	104,855	121,791	29,708	256,354
Total	$136,238	$133,089	$29,930	$299,257

Variable rate loans totaled approximately $57.3 million and are included in the one-year category.

Non-Performing Assets

Accruing loans past due 90 days or more at December 31, 2012 declined to $1.6 million, a decrease of $761,000 compared to year-end 2011. Accruing loans past due 90 days or more at the Bank declined by $224,000 to $0 at December 31, 2012. These loans at ALC declined by $537,000 million to $1.6 million over the same period. These loans are closely monitored, and, if any deterioration in the borrowers ability to pay occurs, they are placed on non-accrual status.

Impaired loans totaled $54.3 million and $61.9 million as of December 31, 2012 and 2011, respectively. The decrease in impaired loans at December 31, 2012 resulted from paydowns of $6.9 million, charge-offs of $3.4 million, transfers to other real estate or repossessions of $6.7 million, and upgrades of $3.4 million, offset somewhat by the addition of $12.8 million in newly impaired loans. The decline in real estate values and the severely depressed real estate market have affected the value of the underlying collateral and the borrowers' ability to service the debt on these loans. There was approximately $11.1 million in the allowance for loan losses specifically allocated to these impaired loans at each of December 31, 2012 and 2011. Loans totaling $28.1 million and $34.6 million for 2012 and 2011, respectively, although considered impaired under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 310, have no measurable impairment, and no allowance for loan losses is specifically allocated to these loans. The average recorded investment in impaired loans for 2012 and 2011 was approximately $54.2 million and $49.5 million, respectively. Income recognized on impaired loans amounted to approximately $2.5 million in 2012 and $2.2 million in 2011.

Non-performing assets as a percentage of loans net of unearned interest and other real estate was 10.4% at December 31, 2012, compared to 8.5% at December 31, 2011. Non-performing assets increased by $2.9 million in 2012 compared to 2011, loans on non-accrual increased by $7.1 million and loans past due 90 days or more declined by $761,000. Other real estate acquired in settlement of loans consisted of 4 residential properties and 38 commercial properties totaling $11.1 million at the Bank and 71 residential properties and 12 commercial properties totaling $2.2 million at ALC. Management is making every effort to dispose of these properties in a timely manner, but the national economic downturn and the severely depressed real estate market in the market areas of the Bank and ALC are negatively impacting this process. Management reviews these loans and reports to the Bank's Board of Directors monthly.

Loans are considered restructured loans if concessions have been granted to borrowers that are experiencing financial difficulty. The concessions granted generally involve the modification of terms of the loan, such as changes in payment schedule or interest rate, which generally would not otherwise be considered. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with all other nonaccrual loans. In addition, all accruing restructured loans are being reported as troubled debt restructurings. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on nonaccrual status. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual. Based on the above, the Company had $12,397,049 and $1,821,696 of non-accruing loans that were restructured and remained on nonaccrual status at December 31, 2012 and 2011, respectively. In addition, the Company had $119,020 of restructured loans that were restored to accrual status based on a sustained period of repayment performance at December 31, 2012, compared to $2.5 million at December 31, 2011.

The following table presents information on non-performing loans and real estate acquired in settlement of loans.

	Consolidated	
	December 31, 2012	December 31, 2011
	(In Thousands of Dollars)	
Non-Performing Assets:		
Loans Accounted for on a Non-Accrual Basis	$23,618	$16,502
Accruing Loans Past Due 90 Days or More	1,571	2,332
Real Estate Acquired in Settlement of Loans	13,286	16,774
Total	$38,475	$35,608
Non-Performing Assets as a Percent of Net Loans and Other Real Estate	10.40%	8.48%

	FUSB	
	December 31, 2012	December 31, 2011
	(In Thousands of Dollars)	
Non-Performing Assets:		
Loans Accounted for on a Non-Accrual Basis	$23,351	$14,616
Accruing Loans Past Due 90 Days or More	—	224
Real Estate Acquired in Settlement of Loans	11,089	12,606
Total	$34,440	$27,446
Non-Performing Assets as a Percent of Net Loans and Other Real Estate	11.77%	8.21%

	ALC	
	December 31, 2012	December 31, 2011
	(In Thousands of Dollars)	
Non-Performing Assets:		
Loans Accounted for on a Non-Accrual Basis	$ 267	$1,886
Accruing Loans Past Due 90 Days or More	1,571	2,108
Real Estate Acquired in Settlement of Loans	2,197	4,168
Total	$4,035	$8,162
Non-Performing Assets as a Percent of Net Loans and Other Real Estate	5.22%	9.50%

Summarized below is information concerning income on those loans with deferred interest or principal payments resulting from deterioration in the financial condition of the borrower.

	December 31,	
	2012	2011
	(In Thousands of Dollars)	
Total Loans Accounted for on a Non-Accrual Basis	$23,618	$16,502
Interest Income That Would Have Been Recorded Under Original Terms	1,058	1,460
Interest Income Reported and Recorded During the Year	158	36

Allocation of Allowance for Loan Losses

The following table shows an allocation of the allowance for loan losses for the two years indicated.

	December 31,			
	2012		2011	
	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans In Each Category To Total Loans
	(In Thousands of Dollars, Except Percentages)			
Commerical, Financial and Agricultural	$ 977	12%	$ 1,145	11%
Real Estate	15,334	71	18,163	73
Installment (Consumer)	2,967	17	2,959	16
Total	$19,278	100%	$22,267	100%

In establishing the allowance for loan losses, management created the following risk groups for evaluating the loan portfolio:

- Large classified loans and impaired loans are evaluated individually, with specific reserves allocated based on management's review, consistent with ASC Topic 310.
- The allowance for large pools of smaller-balance, homogeneous loans is based on such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of the underlying collateral value, loan concentrations, historical charge-off trends and economic conditions that may affect the borrowers' ability to pay, consistent with ASC Topic 450.

Net charge-offs as shown in the "Summary of Loan Loss Experience" table below indicate the trend for the last two years.

Summary of Loan Loss Experience

This table summarizes the Bank's loan loss experience for each of the two years indicated.

	December 31,	
	2012	2011
	(In Thousands of Dollars)	
Balance of Allowance for Loan Loss at Beginning of Period	$22,267	$ 20,936
Charge-Offs:		
Commercial, Financial and Agricultural	(1,277)	(407)
Real Estate-Mortgage	(4,307)	(14,938)
Installment (Consumer)	(3,449)	(3,413)
Credit Cards	(17)	(3)
	(9,050)	(18,761)
Recoveries:		
Commercial, Financial and Agricultural	156	152
Real Estate-Mortgage	671	310
Installment (Consumer)	894	828
Credit Cards	2	—
	1,723	1,290
Net Charge-Offs	(7,327)	(17,471)
Provision for Loan Losses	4,338	18,802
Balance of Allowance for Loan Loss at End of Period	$19,278	$ 22,267
Ratio of Net Charge-Offs During Period to Average Loans Outstanding	1.95%	4.30%

Investment Securities Available-for-Sale and Derivative Instruments

Investment securities, which are classified as available-for-sale, are carried at fair value. They include mortgage-backed securities, obligations of states, counties and political subdivisions, U.S. treasury and government sponsored agency securities and other securities. Investment securities held-to-maturity consists of obligations of states, counties and political subdivisions and U.S. government sponsored agency securities, which are carried at cost. Investment securities declined from $123.3 million at December 31, 2011 to $113.7 million at December 31, 2012.

Because of their liquidity, credit quality and yield characteristics, the majority of the purchases of taxable securities have been purchases of agency-guaranteed mortgage-backed obligations and collateralized mortgage obligations ("CMOs"). The mortgage-backed obligations in which the Bank invests represent an undivided interest in a pool of residential mortgages or may be collateralized by a pool of residential mortgages ("mortgage-backed securities"). The Company does not invest in mortgage-backed securities that contain Alt-A type mortgages or subprime mortgages.

Mortgage-backed securities and CMOs present some degree of additional risk in that mortgages collateralizing these securities can be refinanced, thereby affecting the future yield and market value of the portfolio. Management expects the annual repayment of the underlying mortgages to vary as a result of monthly repayment of principal and/or interest required under terms of the underlying promissory notes. Further, the actual rate of repayment is subject to changes depending upon the terms of the underlying mortgages, the relative level of mortgage interest rates and the structure of the securities. When relative interest rates decline to levels below that of the underlying mortgages, acceleration of principal repayment is expected as some borrowers on the underlying mortgages refinance to lower rates. When the underlying rates on mortgage loans are comparable to market rates, repayment more closely conforms to scheduled amortization in accordance with terms of the promissory note with additional repayment as a result of sales of homes collateralizing the mortgage loans constituting the security. Although maturities of the underlying mortgage loans may range up to 30 years, scheduled principal and normal prepayments substantially shorten the average maturities.

Interest rate risk contained in the overall securities portfolio is formally monitored on a monthly basis. Management assesses each month how risk levels in the investment portfolio affect overall company-wide interest rate risk. Expected changes in forecasted yield, earnings and market value of the bond portfolio are generally attributable to fluctuations in interest rates, as well as volatility caused by general uncertainty over the economy, inflation and future interest rate trends.

The composition of the Bank's investment portfolio reflects the Bank's investment strategy of maximizing portfolio yields commensurate with risk and liquidity considerations. The primary objectives of the Bank's investment strategy are to maintain an appropriate level of liquidity and to provide a tool to assist in controlling the Bank's interest rate position, while at the same time producing adequate levels of interest income. As of December 31, 2012, the investment portfolio had an estimated average maturity of 2.8 years.

Fair market values of securities can vary significantly as interest rates change. The gross unrealized gains and losses in the securities portfolio are not expected to have a material impact on liquidity or other funding needs. There were net unrealized gains of $3.1 million in the securities portfolio on December 31, 2012, versus $3.0 million net unrealized gains at year-end 2011.

Investment Securities

The following table sets forth the amortized costs of investment securities, as well as their fair value and related unrealized gains or losses on the dates indicated.

	Available-for-Sale	
	December 31,	
	2012	2011
	(In Thousands of Dollars)	
Mortgage-Backed Securities	$74,117	$ 96,104
Obligations of States, Counties and Political Subdivisions	13,395	14,684
U.S. Treasury and Government Sponsored Agency Securities	80	6,565
Other Securities	—	9
Total Book Value	87,592	117,362
Net Unrealized Gains	5,022	4,808
Total Market Value	$92,614	$122,170

	Held-to-Maturity	
	December 31,	
	2012	2011
	(In Thousands of Dollars)	
Obligations of States, Counties and Political Subdivisions	$ —	$1,170
U.S. Treasury and Government Sponsored Agency Securities	$21,136	$ —
Total Book Value	$21,136	$1,170

Investment Securities Maturity Schedule

	Stated Maturity as of December 31, 2012							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In Thousands of Dollars, Except Yields)							
Investment Securities Available-for-Sale:								
U.S. Treasury and Government Sponsored Agency Securities	$—	0.00%	$ 80	0.25%	$ —	0.00%	$ —	0.00%
State, County and Municipal Obligations	403	5.81	2,341	5.62	1,760	5.61	10,477	5.74
Mortgage-Backed Securities	77	3.49	2,491	3.03	24,728	2.92	50,257	2.25
Total	$480	5.44%	$4,912	4.22%	$26,488	3.10%	$60,734	2.85%
Total Securities With Stated Maturity							$92,614	3.01%

Available-for-sale securities are stated at fair value and tax equivalent market yields.

Condensed Portfolio Maturity Schedule

Maturity Summary as of December 31, 2012	Dollar Amount	Portfolio Percentage
	(In Thousands of Dollars)	
Maturing in 3 months or less	$ 1	0.00%
Maturing in greater than 3 months to 1 year	479	0.42
Maturing in greater than 1 to 3 years	580	0.51
Maturing in greater than 3 to 5 years	4,332	3.81
Maturing in greater than 5 to 15 years	73,711	64.80
Maturing in over 15 years	34,647	30.46
Total	$113,750	100.00%

Condensed Portfolio Repricing Schedule

Repricing Summary as of December 31, 2012	Dollar Amount	Portfolio Percentage
	(In Thousands of Dollars)	
Repricing in 30 days or less	$ 5,332	4.69%
Repricing in 31 days to 1 year	1,173	1.03
Repricing in greater than 1 to 3 years	1,339	1.18
Repricing in greater than 3 to 5 years	6,892	6.06
Repricing in greater than 5 to 15 years	71,566	62.91
Repricing in over 15 years	27,448	24.13
Total	$113,750	100.00%

The tables above reflect all securities at market value on December 31, 2012.

Security Gains

Non-interest income from securities transactions was a gain for the years ended December 31, 2012 and 2011. Transactions affecting the Bank's investment portfolio are directed by the Bank's asset and liability management activities and strategies. Although short-term losses may occur from time to time, the "pruning" of the portfolio is designed to maintain the strength of the investment portfolio.

The table below shows the associated net gains for the years ended December 31, 2012 and 2011.

	December 31,	
	2012	2011
Investment Securities	$764	$2,549,963

Volumes of sales, as well as other information regarding investment securities, are discussed further in Note 3, "Investment Securities," in the "Notes to Consolidated Financial Statements" included in this Annual Report.

Long-Lived Assets

The Company's long-lived assets consist of the excess of cost over the fair value of net assets of acquired businesses ("goodwill"). Goodwill is tested for impairment on an annual basis or more often if events and circumstances indicate that impairment may exist.

A test of goodwill for impairment consists of two steps in which the need for recognition is determined in Step One. In Step Two, the measurement of the actual impairment to be recognized, if deemed required by Step One, is calculated. The Company tested its goodwill as of October 31, 2011, which indicated impairment of all of the $4.1 million of goodwill reported by the Company. Refer to the discussion of intangible assets in Note 2, "Summary of Significant Accounting Policies," in the "Notes to Consolidated Financial Statements" included in this Annual Report for a discussion of these approaches and Note 7, "Goodwill and Intangible Assets," in the "Notes to Consolidated Financial Statements" included in this Annual Report for a discussion of the assumptions.

Deposits

Core deposits, which exclude time deposits of $100,000 or more, provide for a relatively stable funding source that supports earning assets. The Company's core deposits totaled $380.1 million, or 77.7% of total deposits, at December 31, 2012, and totaled $391.4 million, or 74.3% of total deposits, at December 31, 2011.

Deposits, in particular core deposits, have historically been the Company's primary source of funding and have enabled the Company to successfully meet both short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future, although economic and competitive factors could affect this funding source. The Company's loan-to-deposit ratio was 69.0% at December 31, 2012 and 72.3% at the end of 2011. Loans declined in 2012 by $46.7 million, and deposits declined by $38.1 million.

Time deposits in excess of $100,000 and brokered deposits decreased 19.7% to $108.9 million as of December 31, 2012. Included in these large deposits are $21.9 million in brokered certificates of deposit at year-end 2012, compared with $35.3 million at year-end 2011. Management has used brokered deposits as a funding source when rates and terms are more attractive than other funding sources.

The sensitivity of the Bank's deposit rates to changes in market interest rates is reflected in its average interest rate paid on interest-bearing deposits. During 2012, although market interest rates remained unchanged, the Bank's average rate on interest bearing deposits declined from 1.35% in 2011 to 0.97% in 2012, as longer-term certificates of deposit matured and repriced at lower rates.

Management, as part of an overall program to emphasize the growth of transaction deposit accounts, continues to promote online banking and an online bill paying program, as well as enhance the telephone-banking product. In addition, continued effort is being placed on deposit promotions, direct-mail campaigns and cross-selling efforts.

Average Daily Amount of Deposits and Rates

The average daily amount of deposits and rates paid on such deposits are summarized for the periods in the following table.

	December 31,			
	2012		2011	
	Amount	Rate	Amount	Rate
	(In Thousands of Dollars, Except Percentages)			
Non-Interest Bearing Demand Deposit Accounts	$ 59,443		$ 59,142	
Interest-Bearing Demand Deposit Accounts	121,498	0.58%	120,166	0.84%
Savings Deposits	67,803	0.33	54,988	0.64
Time Deposits	268,496	1.30	287,907	1.70
Total	$517,240	0.97%	$522,203	1.35%

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2012 are summarized as follows:

Maturities	Time Certificates of Deposit
3 Months or Less	$ 23,270,592
Over 3 Through 6 Months	22,103,613
Over 6 Through 12 Months	16,724,667
Over 12 Months	46,828,279
Total	$108,927,151

Other Borrowings

Other interest-bearing liabilities consist of federal funds purchased, securities sold under agreements to repurchase and Federal Home Loan Bank ("FHLB") advances. This category continues to be utilized as an alternative source of funds. During 2012, the average other interest-bearing liabilities represented 1.2% of the average total interest-bearing liabilities, compared to 5.0% in 2011. The advances from the FHLB are an alternative to funding sources with similar maturities, such as certificates of deposit. These advances generally offer more attractive rates when compared to other mid-term financing options. Securities sold under agreements to repurchase averaged $449,215 in 2011 and $651,752 in 2012. For additional information and discussion of these borrowings, refer to Notes 10 and 11, "Short-Term Borrowings" and "Long-Term Debt," respectively, in the "Notes to Consolidated Financial Statements" included in this Annual Report.

The following table shows information for the last two years regarding the Bank's short- and long-term borrowings consisting of treasury, tax and loan deposits, federal funds purchased, securities sold under agreements to repurchase and other borrowings from the FHLB.

	Short-Term Borrowings Maturity Less Than One Year	Long-Term Borrowings Maturity One Year or Greater
	(Dollars in Thousands, Except Percentages)	
Year-Ended December 31:		
2012	$ 638	$ —
2011	356	20,000
Weighted Average Interest Rate at Year-End:		
2012	1.50%	0.00%
2011	2.00	2.17
Maximum Amount Outstanding at Any Month's End:		
2012	$1,332	$20,000
2011	1,595	30,000
Average Amount Outstanding During the Year:		
2012	$ 654	$ 4,918
2011	884	23,370
Weighted Average Interest Rate During the Year:		
2012	1.50%	2.30%
2011	0.77	3.12

Shareholders' Equity

The Company has always placed great emphasis on maintaining its strong capital base. At December 31, 2012, shareholders' equity totaled $68.6 million, or 12.1% of total assets, compared to 10.6% for year-end 2011.

This level of equity should indicate to the Company's shareholders, customers and regulators that Bancshares is financially sound and offers the ability to sustain an appropriate degree of leverage to provide a desirable level of profitability and growth.

Although shareholders' equity is well above minimum regulatory capital levels, it was eroded by operating losses during 2010 and 2011. Refer to the Consolidated Statements of Shareholders' Equity in the financial statements for a complete description of the changes to the components of shareholders' equity for 2012 and 2011.

In connection with the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, no shares were purchased in 2012, and 275 shares were purchased in 2011. The plan permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock. For more information related to this plan, see Note 14, "Long-Term Incentive Compensation Plan," in the "Notes to Consolidated Financial Statements" included in this Annual Report.

Bancshares initiated a share repurchase program in January 2006, under which the Company was authorized to repurchase up to 642,785 shares of common stock before December 31, 2007. In December 2007, 2008, 2009, 2010, 2011 and 2012, the Board of Directors extended the expiration date of the share repurchase program for an additional year. Currently, the share repurchase program is set to expire on December 31, 2013. There are 242,303 shares available for repurchase under this plan, at management's discretion.

The Company's Board of Directors evaluates dividend payments based on the Company's level of earnings and our desire to maintain a strong capital base, as well as regulatory requirements relating to the payment of dividends. There were no cash dividends declared during 2012.

Bancshares is required to comply with capital adequacy standards established by the Federal Reserve and the FDIC. Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specified risk weight factor. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The banking regulatory agencies also have adopted regulations that supplement the risk-based guidelines to include a minimum leverage ratio of 3% of Tier 1 Capital (as defined below) to total assets, less goodwill (the "leverage ratio"). Depending upon the risk profile of the institution and other factors, the regulatory agencies may require a leverage ratio of 1% or 2% higher than the minimum 3% level.

The minimum standard for the ratio of total capital to risk-weighted assets is 8%. At least 50% of that capital level must consist of common equity, undivided profits and non-cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier 1 Capital"). The remainder ("Tier II Capital") may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt and a limited amount of the allowance for loan losses. The sum of Tier 1 Capital and Tier II Capital is "total risk-based capital."

Risk-Based Capital Requirements

	Minimum Regulatory Requirements	Well-Capitalized Regulatory Requirements	Bancshares' Ratio at December 31, 2012
Total Capital to Risk-Weighted Assets	8.00%	10.00%	17.05%
Tier I Capital to Risk-Weighted Assets	4.00%	6.00%	15.76%
Tier I Leverage Ratio	3.00%	5.00%	10.51%

The Bank exceeded the ratios required for well-capitalized banks, as defined by federal banking regulators, in addition to meeting the minimum regulatory ratios.

Ratio Analysis

The following table presents operating and equity performance ratios for each of the last two years.

	December 31,	
	2012	2011
Return on Average Assets	0.37%	(1.45)%
Return on Average Equity	3.27%	(11.76)%
Cash Dividend Payout Ratio	N/A	N/A
Average Equity to Average Assets Ratio	11.19%	12.33%

Liquidity and Interest Rate Sensitivity Management

The primary functions of asset and liability management are to (1) assure adequate liquidity, (2) maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities, (3) maximize the profit of the Bank and (4) reduce risks to the Bank's capital. Liquidity management involves the ability to meet day-to-day cash flow requirements of the Bank's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Bank would not be able to perform a primary function under its role as a financial intermediary and would not be able to meet the needs of the communities that it serves. Interest rate risk management focuses on the maturity structure and repricing characteristics of its assets and liabilities when changes occur in market interest rates. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of such interest rate movements on short- and long-term net interest margin and net interest income.

The asset portion of the balance sheet provides liquidity primarily from two sources. These are principal payments and maturities of loans and maturities and principal payments from the investment portfolio. Other short-term investments, such as federal funds sold, are additional sources of liquidity. Loans maturing or repricing in one year or less amounted to $155.5 million at December 31, 2012.

Investment securities forecasted to mature or reprice over the twelve months ending December 31, 2013 are estimated to be more than $6.5 million, or about 5.8%, of the investment portfolio as of December 31, 2012. For comparison, principal payments on investment securities totaled $32.2 million in 2012.

Although the majority of the securities portfolio has legal final maturities longer than 10 years, a substantial percentage of the portfolio provides monthly principal and interest payments and consists of securities that are readily marketable and easily convertible into cash on short notice. As of December 31, 2012, the bond portfolio had an expected average maturity of 2.8 years, and approximately 76.9% of the $92.6 million in bonds was expected to be repaid within 5 years. However, management does not rely solely upon the investment portfolio to generate cash flows to fund loans, capital expenditures, dividends, debt repayment and other cash requirements. Instead, these activities are funded by cash flows from loan payments, as well as increases in deposits and short-term borrowings.

The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest-bearing deposit accounts. Federal funds purchased, FHLB advances, securities sold under agreements to repurchase and short-term and long-term borrowings are additional sources of liquidity. Liquidity management involves the continual monitoring of the sources and uses of funds to maintain an acceptable cash position. Long-term liquidity management focuses on considerations related to the total balance sheet structure.

The Bank, at December 31, 2012, had long-term debt and short-term borrowings that, on average, represented 0.93% of total liabilities and equity, compared to 3.9% at year-end 2011.

The Bank currently has up to $170.1 million in additional borrowing capacity from the FHLB and $17.8 million in established federal funds lines.

Interest rate sensitivity is a function of the repricing characteristics of all of the Bank's assets and liabilities. These repricing characteristics are the time frames during which the interest-bearing assets and liabilities are subject to changes in interest rates, either at replacement or maturity, during the life of the instruments. Measuring interest rate sensitivity is a function of the differences in the volume of assets and the volume of liabilities that are subject to repricing in future time periods. These differences are known as interest sensitivity gaps and are usually calculated for segments of time and on a cumulative basis.

Measuring Interest Rate Sensitivity: Gap analysis is a technique used to measure interest rate sensitivity at a particular point in time, an example of which is presented below. Assets and liabilities are placed in gap intervals based on their repricing dates. Assets and liabilities for which no specific repricing dates exist are placed in gap intervals based on management's judgment concerning their most likely repricing behaviors.

A net gap for each time period is calculated by subtracting the liabilities repricing in that interval from the assets repricing. A positive gap – more assets repricing than liabilities – will benefit net interest income if rates are rising and will detract from net interest income in a falling rate environment. Conversely, a negative gap – more liabilities repricing than assets – will benefit net interest income in a declining interest rate environment and will detract from net interest income in a rising interest rate environment.

Gap analysis is the simplest representation of the Bank's interest rate sensitivity. However, it cannot reveal the impact of factors, such as administered rates, pricing strategies on consumer and business deposits, changes in balance sheet mix or the effect of various options embedded in balance sheet instruments, such as refinancing rates within the loan and bond portfolios.

The accompanying table shows the Bank's interest rate sensitivity position at December 31, 2012, as measured by Gap analysis. Over the next 12 months, approximately $12.1 million more interest-bearing liabilities than interest-earning assets can be repriced to current market rates at least once. This analysis indicates that the Bank has a negative gap within the next 12-month range.

Simple Gap analysis is no longer considered to be as accurate a tool for measuring interest rate risk as pro forma income simulation because it does not make an allowance for how much an item reprices as interest rates change, only that it is possible that the item could reprice. Accordingly, the Bank does not rely solely on Gap analysis but instead measures changes in net interest income and net interest margin through income simulation over +/-1%, 2%, 3% and 4% interest rate shocks. Our estimates have consistently shown that the Bank has very limited, if any, net interest margin and net interest income risk to rising interest rates.

Maturity and Repricing Report

	December 31, 2012						
	(In Thousands of Dollars, Except Percentages)						
	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years	Non-Rate Sensitive	Total
Earning Assets:							
Loans (Net of Unearned Income)	$ 93,943	$ 61,603	$155,546	$165,813	$ 35,319	$ —	$356,678
Investment Securities	5,332	1,173	6,505	7,738	99,507	—	113,750
Federal Home Loan Bank Stock	936	—	936	—	—	—	936
Interest-Bearing Deposits in Other Banks	41,945	—	41,945	—	—	—	41,945
Total Earning Assets	$142,156	$ 62,776	$204,932	$173,551	$134,826	$ —	$513,309
Percent of Total Earning Assets	27.7%	12.2%	39.9%	33.8%	26.3%	0.0%	100.0%
Interest-Bearing Liabilities:							
Interest-Bearing Deposits and Liabilities							
Demand Deposits	$ 24,844	$ —	$ 24,844	$ 99,375	$ —	$ —	$124,219
Savings Deposits	13,059	—	13,059	52,237	—	—	65,296
Time Deposits	59,340	94,907	154,247	87,524	—	—	241,771
Borrowings	638	—	638	—	—	—	638
Non-Interest-Bearing Liabilities:							
Demand Deposits	$ —	$ —	$ —	$ —	$ —	$ 57,747	$ 57,747
Total Funding Sources	$ 97,881	$ 94,907	$192,788	$239,136	$ —	$ 57,747	$489,671
Percent of Total Funding Sources	20.0%	19.4%	39.4%	48.8%	0.0%	11.8%	100.0%
Interest-Sensitivity Gap (Balance Sheet)	$ 44,275	$(32,131)	$ 12,144	$(65,585)	$134,826	$(57,747)	$ 23,638
Derivative Instruments	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest-Sensitivity Gap	$ 44,275	$(32,131)	$ 12,144	$(65,585)	$134,826	$(57,747)	$ 23,638
Cumulative Interest-Sensitivity Gap	$ 44,275	$ 12,144	N/A	$(53,441)	$ 81,385	$ 23,638	$ 47,276

	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years		Over 5 Years Non-Rate Sensitive	Total
Ratio of Earning Assets to Funding Sources and Derivative Instruments	1.45%	0.66%	1.06%	0.73%		2.33%	1.00%
Cumulative Ratio	1.45%	1.06%	N/A	0.88%		1.05%	1.05%

Assessing Short-Term Interest Rate Risk – Net Interest Margin Simulation

On a monthly basis, the Bank simulates how changes in short- and long-term interest rates will impact future profitability, as reflected by changes in the Bank's net interest margin. The tables below depict how, as of December 31, 2012, pre-tax net interest margins and pre-tax net income are forecast to change over time frames of six months, one year, two years and five years under the six listed interest rate scenarios. The interest rate scenarios are immediate and parallel shifts in short- and long-term interest rates.

Average Change in Net Interest Margin from Level Interest Rate Forecast (basis points, pre-tax):

	6 Months	1 Year	2 Years	5 Years
+1%	8	7	8	12
+2%	-1	-5	-3	8
+3%	-18	-23	-21	-
+4%	-36	-44	-39	-6
-1%	-4	-5	-5	-2
-2%	-9	-10	-12	-10
-3%	-15	-17	-19	-16
-4%	-18	-21	-23	-21

Change in Net Interest Income from Level Interest Rate Forecast (dollars, pre-tax):

	6 Months	1 Year	2 Years	5 Years
+1%	$ 237,528	$ 396,176	$ 885,058	$3,539,966
+2%	(39,311)	(270,012)	(397,137)	2,454,320
+3%	(508,015)	(1,340,999)	(2,426,492)	22,934
+4%	(1,031,568)	(2,519,222)	(4,499,237)	(1,741,237)
-1%	(117,678)	(260,045)	(536,801)	(535,146)
-2%	(245,709)	(597,605)	(1,370,874)	(2,753,727)
-3%	(423,602)	(984,156)	(2,197,415)	(4,690,660)
-4%	(514,934)	(1,198,193)	(2,693,393)	(6,095,184)

Assessing Long-Term Interest Rate Risk – Market Value of Equity and Estimating Modified Durations for Assets and Liabilities

On a monthly basis, the Bank calculates how changes in interest rates would impact the market value of its assets and liabilities, as well as changes in long-term profitability. The process is similar to assessing short-term risk but emphasizes and is measured over a five-year time period, which allows for a more comprehensive assessment of longer-term repricing and cash flow imbalances that may not be captured by short-term net interest margin simulation. The results of these calculations are representative of long-term interest rate risk, both in terms of changes in the present value of the Bank's assets and liabilities, as well as long-term changes in core profitability.

Market Value of Equity and Estimated Modified Duration of Assets, Liabilities and Equity Capital

The table below is a summary of expected market value changes for the Company's assets, liabilities and equity capital, expressed both in dollar terms and as a percentage of tier one equity.

	+1%	+2%	+3%	+4%	-1%	-2%	-3%	-4%
Asset Modified Duration	1.79%	1.85%	1.88%	1.92%	2.61%	1.93%	1.94%	1.98%
Liability Modified Duration	3.04%	2.59%	2.38%	2.28%	2.97%	2.88%	2.96%	3.06%
Modified Duration Mismatch	1.25%	0.75%	0.50%	0.35%	0.37%	0.95%	1.02%	1.07%
Estimated Change in Market Value of Equity (Pre-Tax)	$7,206,281	$8,614,068	$8,600,505	$8,170,776	$(2,114,017)	$(10,985,784)	$(17,715,486)	$(24,738,749)
Change in Market Value of Equity / Tier One Equity Capital (Pre-Tax)	9.16%	10.95%	10.93%	10.39%	-2.69%	-13.97%	-22.52%	-31.45%

Contractual Obligations

The Company has contractual obligations to make future payments on debt and lease agreements. Long-term debt is reflected on the consolidated statements of condition, whereas operating lease obligations for office space and equipment are not recorded on the Consolidated Statements of Condition. The Company and its subsidiaries have not entered into any unconditional purchase obligations or other long-term obligations, other than as included in the following table. These types of obligations are more fully discussed in Note 11, "Long-Term Debt," and Note 18, "Operating Leases," in the "Notes to Consolidated Financial Statements" included in this Annual Report.

Many of the Bank's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded in the Consolidated Statements of Condition. These commitments are more fully discussed in Note 19, "Guarantees, Commitments and Contingencies," in the "Notes to Consolidated Financial Statements" included in this Annual Report.

The following table summarizes the Company's contractual obligations as of December 31, 2012.

	Payment Due by Period (In Thousands of Dollars)				
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Time Deposits	$241,771	$154,247	$59,213	$28,311	$ —
Commitments to Extend Credit	32,123	26,648	—	—	5,475
Operating Leases	1,022	352	492	149	29
Standby Letters of Credit	1,092	1,092	—	—	—
Total	$276,008	$182,339	$59,705	$28,460	$5,504

Off-Balance Sheet Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are considered material, other than "Operating Leases," included in Note 18, and "Guarantees, Commitments and Contingencies," included in Note 19 in the "Notes to Consolidated Financial Statements" included in this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, Bancshares is not required to provide this information.

Item 8. Financial Statements and Supplementary Data.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. The Company's internal control over financial reporting is not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company, as a smaller reporting company, to provide only management's report on internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
United Security Bancshares, Inc.

We have audited the accompanying consolidated statements of condition of United Security Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders' equity, comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2012. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Carr, Riggs & Ingram, L.L.C.

Dothan, Alabama
March 28, 2013

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CASH AND DUE FROM BANKS	$ 12,181,252	$ 9,490,652
INTEREST-BEARING DEPOSITS IN OTHER BANKS	41,944,922	43,305,910
Total cash and cash equivalents	54,126,174	52,796,562
FEDERAL FUNDS SOLD	5,000,000	—
INVESTMENT SECURITIES AVAILABLE-FOR-SALE, at fair market value	92,614,373	122,170,498
INVESTMENT SECURITIES HELD TO MATURITY, at amortized cost	21,135,501	1,170,000
FEDERAL HOME LOAN BANK STOCK, at cost	936,400	2,861,400
LOANS, net of allowance for loan losses of $19,278,257 and $22,266,679, respectively	337,400,150	381,084,666
PREMISES AND EQUIPMENT, net of accumulated depreciation of $17,759,973 and $17,190,394, respectively	8,902,465	9,049,301
CASH SURRENDER VALUE OF BANK-OWNED LIFE INSURANCE	13,302,907	12,921,885
ACCRUED INTEREST RECEIVABLE	3,100,509	3,957,755
INVESTMENT IN LIMITED PARTNERSHIPS	836,163	1,456,218
OTHER REAL ESTATE OWNED	13,286,418	16,774,426
OTHER ASSETS	16,491,692	17,566,971
TOTAL ASSETS	$567,132,752	$621,809,682
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS:		
Demand, non-interest-bearing	$ 57,747,136	$ 59,118,973
Demand, interest-bearing	124,219,013	122,754,305
Savings	65,296,217	58,147,567
Time, $100,000 and over	108,927,151	135,708,421
Other time	132,844,299	151,343,656
Total deposits	489,033,816	527,072,922
ACCRUED INTEREST EXPENSE	412,793	790,209
OTHER LIABILITIES	8,400,791	7,383,466
SHORT-TERM BORROWINGS	638,014	355,787
LONG-TERM DEBT	—	20,000,000
TOTAL LIABILITIES	498,485,414	555,602,384
COMMITMENTS AND CONTINGENCIES (SEE NOTE 19)		
SHAREHOLDERS' EQUITY:		
Common stock, par value $.01 per share; 10,000,000 shares authorized; 7,327,560 and 7,322,560 shares issued, respectively; 6,023,622 shares and 6,015,737 shares outstanding for December 31, 2012 and 2011, respectively	73,276	73,225
Surplus	9,284,430	9,258,579
Accumulated other comprehensive income, net of tax	3,139,018	3,004,690
Retained earnings	77,286,812	75,091,458
Treasury stock, 1,303,938 and 1,306,823 shares at cost for 2012 and 2011, respectively	(21,123,540)	(21,208,161)
Noncontrolling interest	(12,658)	(12,493)
TOTAL SHAREHOLDERS' EQUITY	68,647,338	66,207,298
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$567,132,752	$621,809,682

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
INTEREST INCOME:		
Interest and fees on loans	$35,373,040	$ 37,063,641
Interest on investment securities:		
Taxable	2,628,759	4,244,925
Tax-exempt	574,790	936,546
Other interest and dividends	176,631	100,914
Total interest income	38,753,220	42,346,026
INTEREST EXPENSE:		
Interest on deposits	4,433,032	6,260,341
Interest on short-term borrowings	9,830	6,841
Interest on long-term debt	113,100	751,277
Total interest expense	4,555,962	7,018,459
NET INTEREST INCOME	34,197,258	35,327,567
PROVISION FOR LOAN LOSSES	4,338,318	18,802,128
Net interest income after provision for loan losses	29,858,940	16,525,439
NON-INTEREST INCOME:		
Service and other charges on deposit accounts	2,521,632	2,888,237
Credit life insurance income	955,418	923,564
Investment securities gains, net	764	2,549,963
Other income	2,086,975	2,366,049
Total non-interest income	5,564,789	8,727,813
NON-INTEREST EXPENSE:		
Salaries and employee benefits	14,590,098	14,491,123
Occupancy expense	1,898,870	1,921,514
Furniture and equipment expense	1,292,584	1,282,676
Impairment on other real estate	3,582,596	6,389,774
Impairment of goodwill	—	4,097,773
Loss on sale of other real estate	1,283,204	1,606,902
Other expense	9,836,193	10,497,508
Total non-interest expense	32,483,545	40,287,270
INCOME (LOSS) BEFORE INCOME TAXES	2,940,184	(15,034,018)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	744,995	(5,958,308)
NET INCOME (LOSS)	$ 2,195,189	$ (9,075,710)
Less: Net Loss Attributable to Noncontrolling Interest	(165)	(763)
NET INCOME (LOSS) ATTRIBUTABLE TO USBI	$ 2,195,354	$ (9,074,947)
BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	6,022,892	6,011,520
BASIC AND DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO USBI PER SHARE	$ 0.36	$ (1.51)
DIVIDENDS PER SHARE	$ 0.00	$ 0.04

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, at Cost	Noncontrolling Interest	Total Shareholders' Equity
BALANCE, December 31, 2010 (as Restated)	$73,175	$9,233,279	$3,411,504	$84,407,676	$(21,205,052)	$(1,398,143)	$74,522,439
Net loss attributable to USBI	—	—	—	(9,074,947)	—	—	(9,074,947)
Other comprehensive loss	—	—	(406,814)	—	—	—	(406,814)
Dividends paid	—	—	—	(241,271)	—	—	(241,271)
Purchase of treasury stock (275 shares)	—	—	—	—	(3,109)	—	(3,109)
Stock award under employment contract	50	25,300	—	—	—	—	25,350
Net loss attributable to noncontrolling interest	—	—	—	—	—	(763)	(763)
Deconsolidation of VIE	—	—	—	—	—	1,386,413	1,386,413
BALANCE, December 31, 2011	$73,225	$9,258,579	$3,004,690	$75,091,458	$(21,208,161)	$ (12,493)	$66,207,298
Net income	—	—	—	2,195,354	—	—	2,195,354
Other comprehensive income	—	—	134,328	—	—	—	134,328
Treasury stock reissued (2,885 shares)	—	—	—	—	84,621	—	84,621
Stock award under employment contract	51	25,851	—	—	—	—	25,902
Net loss attributable to noncontrolling interest	—	—	—	—	—	(165)	(165)
BALANCE, December 31, 2012	$73,276	$9,284,430	$3,139,018	$77,286,812	$(21,123,540)	$ (12,658)	$68,647,338

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Net income (loss) attributable to USBI	$2,195,354	$(9,074,947)
Other comprehensive income (loss):		
Change in unrealized holding gains on available-for-sale securities arising during period, net of tax of $80,885 and $712,136	134,808	1,186,913
Reclassification adjustment for net gains realized on available-for-sale securities realized in operations, net of (tax) benefits of $287 and ($956,236)	(480)	(1,593,727)
Other comprehensive income (loss)	134,328	(406,814)
Comprehensive income (loss) attributable to USBI	$2,329,682	$(9,481,761)
Net loss attributable to noncontrolling interest	(165)	(763)
Total comprehensive income (loss)	$2,329,847	$(9,482,524)

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,195,189	$ (9,075,710)
Less net loss attributable to noncontrolling interest	(165)	(763)
Net income (loss) attributable to USBI	2,195,354	(9,074,947)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	714,739	696,083
Provision for loan losses	4,338,318	18,802,128
Deferred income tax expense (benefit)	999,331	(2,664,672)
Impairment of goodwill	—	4,097,773
Gain on sale of securities, net	(764)	(2,549,963)
Gain on sale of fixed assets, net	—	(317,991)
Loss on sale of OREO	1,283,204	1,606,902
Impairment of OREO	3,582,596	6,389,774
Amortization of premium and discounts, net	1,182,583	715,045
Changes in assets and liabilities:		
Decrease in accrued interest receivable	857,246	1,152,645
Decrease in other assets	318,114	1,832,816
Decrease in accrued interest expense	(377,416)	(1,445,179)
Increase (decrease) in other liabilities	936,726	(2,853,588)
Net cash provided by operating activities	16,030,031	16,386,826
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investment securities available-for-sale	(20,375,296)	(59,559,269)
Purchase of investment securities held-to-maturity	(26,187,595)	—
Proceeds from sales of investment securities available-for-sale	4,010,118	31,264,308
Proceeds from maturities and prepayments of securities available-for-sale	44,951,649	43,185,697
Proceeds from maturities and prepayments of securities, held-to-maturity	6,224,856	40,000
Proceeds from redemption of Federal Home Loan Bank stock	1,925,000	2,231,600
Proceeds from the sale of other real estate	5,990,500	7,262,828
Net change in loan portfolio	31,978,576	(18,765,198)
Net increase in federal funds sold	(5,000,000)	—
Purchase of premises and equipment, net	(571,871)	(500,898)
Proceeds received from deconsolidation of limited partnership	—	5,009,907
Net cash provided by investing activities	42,945,937	10,168,975
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in customer deposits	(38,039,106)	23,543,027
Net increase (decrease) in short-term borrowings	282,227	(614,646)
Proceeds from FHLB advances and other borrowings	—	10,000,000
Repayment of FHLB advances and other borrowings	(20,000,000)	(20,000,000)
Stock award under employment contract	25,902	25,350
Dividends paid	—	(241,271)
Purchase of treasury stock	—	(3,109)
Reissuance of treasury stock	84,621	—
Net cash (used in) provided by financing activities	(57,646,356)	12,709,351
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,329,612	39,265,152
CASH AND CASH EQUIVALENTS, beginning of year	52,796,562	13,531,410
CASH AND CASH EQUIVALENTS, end of year	$ 54,126,174	$ 52,796,562

The accompanying notes are an integral part of these consolidated statements.

1. DESCRIPTION OF BUSINESS

United Security Bancshares, Inc. ("Bancshares," "USBI" or the "Company") and its wholly-owned subsidiary, First United Security Bank (the "Bank" or "FUSB"), provide commercial banking services to customers through nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company organized for the purpose of making consumer loans and purchasing consumer loans from vendors. ALC has offices located within the communities served by the Bank, as well as offices outside the Bank's market area in Alabama and southeast Mississippi. The Bank also owns all of the stock of FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona corporation. FUSB Reinsurance is an insurance company that was created to underwrite credit life and accidental death insurance related to loans written by the Bank and ALC. The Bank also invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company considers a voting interest entity to be a subsidiary and consolidates the entity if the Company has a controlling financial interest in the entity. Variable Interest Entities ("VIEs") are consolidated if the Company has the power to direct the significant economic activities of the VIE. Unconsolidated investments held by the VIE are accounted for using the cost method. See Note 8, "Investment in Limited Partnerships," for further discussion of VIEs.

Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with U.S. GAAP and with general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of condition and revenues and expenses for the period included in the consolidated statements of operations and of cash flows. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near-term relate to the accounting for the allowance for loan losses, other real estate owned and deferred income taxes. In connection with the determination of the allowances for loan losses and other real estate owned, in some cases, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, instruments with an original maturity of less than 90 days from issuance and amounts due from banks.

The Company is required to maintain clearing balances at the Federal Reserve Bank. The average amount of this clearing balance was $25,000 for December 31, 2012 and 2011.

Supplemental disclosures of cash flow information and non-cash transactions related to cash flows for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Cash paid during the period for:		
Interest	$4,933,378	$8,705,201
Income taxes	97,236	520,498
Non-Cash Transactions:		
Other Real Estate Acquired in Settlement of Loans	7,368,292	6,402,391

Revenue Recognition

The main source of revenue for the Company is interest revenue, which is recognized on an accrual basis calculated by non-discretionary formulas based on written contracts, such as loan agreements or securities contracts. Loan origination fees are amortized into interest income over the term of the loan. Other types of non-interest revenue, such as service charges on deposits, are accrued and recognized into income as services are provided and the amount of fees earned is reasonably determinable.

Reinsurance Activities

The Company assumes insurance risk related to credit life and credit accident and health insurance written by a non-affiliated insurance company for its customers that choose such coverage through a quota share reinsurance agreement. Assumed premiums on credit life are deferred and earned over the period of insurance coverage using a pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines. Assumed premiums for accident and health policies are earned on an average of the pro-rata and the effective yield method.

Other liabilities include reserves for incurred but unpaid credit insurance claims for policies assumed under the quota share reinsurance agreement. These insurance liabilities are established based on acceptable actuarial methods. Such liabilities are necessarily based on estimates, and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liabilities are continually reviewed, and any adjustments are reflected in earnings currently.

Investment Securities

Securities may be held in three portfolios: trading account securities, held-to-maturity securities and securities available-for-sale. Trading account securities are carried at estimated fair value, with unrealized gains and losses included in operations. The Company held no securities in its trading account at December 31, 2012 or 2011. Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held-to-maturity, management has the intent and the Bank has the ability to hold such securities until maturity. Investment securities available-for-sale are carried at fair value, with any unrealized gains or losses excluded from operations and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income or loss. Investment securities available-for-sale are so classified because management may decide to sell certain securities prior to maturity for liquidity, tax planning or other valid business purposes. When the fair value of a security falls below carrying value, an evaluation must be made to determine if the unrealized loss is a temporary or other-than-temporary impairment. Impaired securities that are not deemed to be temporarily impaired are written down by a charge to operations to the extent that the impairment is related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income or loss. The Company uses a systematic methodology to evaluate potential impairment of its investments that considers, among other things, the magnitude and duration of the decline in fair value, the financial health of and business outlook of the issuer and the Company's ability and intent to hold the investment until such time as the security recovers its fair value.

Interest earned on investment securities available-for-sale is included in interest income. Amortization of premiums and discounts on investment securities is determined by the interest method and included in interest income. Gains and losses on the sale of investment securities available-for-sale, computed principally on the specific identification method, are shown separately in non-interest income.

Derivatives and Hedging Activities

As part of the Company's overall interest rate risk management, the Company has used derivative instruments, which can include interest rate swaps, caps and floors. ASC Topic 815 *Derivatives and Hedging* requires all derivative instruments to be carried at fair value on the consolidated statements of condition. ASC Topic 815 provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under ASC Topic 815.

The Company held no derivative instruments as of December 31, 2012 or 2011.

Loans and Interest Income

Loans are reported at principal amounts outstanding, adjusted for unearned income, net deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to yield of the related loans, on an effective yield basis.

Interest on all loans is accrued and credited to income based on the principal amount outstanding.

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. The policy for interest recognition on impaired loans is consistent with the nonaccrual interest recognition policy. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is determined based on various components for individually impaired loans and for homogeneous pools of loans. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries by portfolio segment. The methodology for determining charge-offs is consistently applied to each segment. The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, and changes in its risk profile, credit concentrations, historical trends and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, loss experience and other factors. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings during periods in which they become known.

Long-Lived Assets

The Company adopted ASC Topic 350 *Goodwill and Other Intangible Assets,* which addresses how intangible assets that are acquired individually or with a group of assets should be accounted for in financial statements upon their acquisition. The literature also requires companies to no longer amortize goodwill and intangible assets with indefinite useful lives but instead perform a two-step test in evaluation of the carrying value of goodwill on an annual basis for impairment. In Step Two, the measurement, of the actual impairment required by Step One, is calculated.

The Company had, upon adoption of this statement, $4.1 million in unamortized goodwill and, in accordance with this statement, performed a transition impairment test and an annual impairment analysis. The Company concluded that the goodwill was fully impaired at December 31, 2011, and an impairment charge of $4.1 million was taken to reduce the balance to $0. Refer to Note 7, "Goodwill and Intangible Assets," for further discussion of approaches and related assumptions used within the Company's evaluation of the carrying value of goodwill as of December 31, 2011.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Other Real Estate

Other real estate consists of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value based on appraised value, less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for loan losses. Other real estate aggregated amounted to $13,286,418 and $16,774,426 at

December 31, 2012 and 2011, respectively. Transfers from loans to other real estate amounted to $7,368,292 in 2012 and $6,402,391 in 2011. Transfers from other real estate to loans amounted to $337,488 in 2012 and $1,640,046 in 2011. Other real estate sold amounted to $7,273,704 and $8,869,730 in 2012 and 2011, respectively.

Income Taxes

The Company accounts for income taxes on the accrual basis through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

In accordance with ASC Topic 740, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

Advertising Costs

Advertising costs for promoting the Company are expensed as incurred.

Reclassification

Certain amounts in the 2011 consolidated financial statements have been reclassified to conform to the 2012 method of presentation.

Subsequent Events

In accordance with the provisions of ASC Topic 855, the Company has evaluated subsequent events through the filing date of the consolidated financial statements. No subsequent events requiring recognition or disclosure were identified, and, therefore, none were incorporated into the consolidated financial statements presented herein.

Net Income (Loss) Attributable to USBI Per Share

Basic net income (loss) attributable to USBI per share is computed by dividing net income (loss) attributable to USBI by the weighted average shares outstanding during the period. Diluted net income (loss) attributable to USBI per share is computed based on the weighted average shares outstanding during the period plus the dilutive effect of all potentially dilutive instruments outstanding. There were no outstanding potentially dilutive instruments during the periods ended December 31, 2012 or 2011, and, therefore, basic and diluted weighted average shares outstanding were the same.

The following table represents the basic and diluted net income (loss) attributable to USBI per share calculations for the years ended December 31, 2012 and 2011.

For the Years Ended:	Net Income (Loss) Attributable to USBI	Weighted Average Shares Outstanding	Basic and Diluted Net Income (Loss) Attributable to USBI Per Share
December 31, 2012	$ 2,195,354	6,022,892	$ 0.36
December 31, 2011	$(9,074,947)	6,011,520	$(1.51)

Recent Accounting Pronouncements

In April 2011, the FASB issued ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Agreements.* ASU No. 2011-03 affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The amendments in ASU No. 2011-03 remove from the assessment of effective control the criterion relating to the transferor's ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. ASU No. 2011-03 also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The amended guidance is effective prospectively for new transfers and existing transactions modified as of the first interim or annual period beginning on or after December 15, 2011. The Company periodically accesses funding markets through sales of securities with agreements to repurchase. All such arrangements are considered typical of the banking industry and are accounted for as borrowings. The Company adopted this guidance beginning with first quarter 2012 financial reporting, and it did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The standards set forth in ASU 2011-04 supersede most of the accounting guidance currently found in Topic 820 of FASB's ASC and previously known as Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. The amendments will improve comparability of fair value measurements presented and disclosed in financial statements prepared with GAAP and International Financial Reporting Standards ("IFRS"). The amendments also clarify the application of existing fair value measurement requirements. These amendments include (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. This ASU became effective for the Company's interim and annual periods beginning after December 15, 2011 and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. See Note 20 "Fair Value Measurements," for the newly-required disclosures.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* which amends existing standards to allow an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity is required to present each component of net income along with total net income; each component of other comprehensive income along with a total for other comprehensive income; and a total amount for comprehensive income. Any changes pursuant to the options allowed in the amendments should be applied retrospectively. This guidance is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2011. The Company adopted this new guidance with first quarter 2012 financial reporting. In January 2012, the FASB issued accounting guidance that indefinitely defers the effective date of certain provisions concerning the presentation of comprehensive income. The guidance indefinitely defers the requirement to present reclassification adjustments by component in both the statement where net income is presented and the statement where other comprehensive income is presented. See the consolidated Statements of Comprehensive Income (Loss) for further details.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance, which involves disclosure only, is not anticipated to materially impact the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which provides disclosure guidance on amounts reclassified out of OCI by component. The ASU is effective for fiscal periods beginning after December 15, 2012. Since the ASU only impacts financial statement disclosures, its adoption will not impact the Company's consolidated financial position, results of operations or cash flows.

3. INVESTMENT SECURITIES

Details of investment securities available-for-sale and held-to-maturity at December 31, 2012 and 2011 are as follows:

	Available-for-Sale			
	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$74,117,209	$3,468,144	$(31,904)	$77,553,449
Obligations of states, counties and political subdivisions	13,394,647	1,586,239	—	14,980,886
U.S. treasury securities	80,086	—	(48)	80,038
Total	$87,591,942	$5,054,383	$(31,952)	$92,614,373

	Held-to-Maturity			
	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. agencies	$21,135,501	$ 55,717	$ (7,136)	$21,184,082

	Available-for-Sale			
	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$ 96,103,679	$3,902,939	$(315,694)	$ 99,690,924
Obligations of states, counties and political subdivisions	14,684,391	1,200,770	—	15,885,161
Obligations of U.S. government sponsored agencies	6,490,208	18,569	—	6,508,777
U.S. treasury securities	75,277	75	—	75,352
Equity securities	9,440	844	—	10,284
Total	$117,362,995	$5,123,197	$(315,694)	$122,170,498

	Held-to-Maturity			
	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties and political subdivisions	$ 1,170,000	$ 1,255	$ —	$ 1,171,255

The scheduled maturities of investment securities available-for-sale and held-to-maturity at December 31, 2012 are presented in the following table:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Maturing within one year	$ 470,925	$ 479,806	$ —	$ —
Maturing after one to five years	4,667,835	4,912,415	—	—
Maturing after five to ten years	25,102,285	26,488,171	7,998,506	8,000,029
Maturing after ten years	57,350,897	60,733,981	13,136,995	13,184,053
Total	$87,591,942	$92,614,373	$21,135,501	$21,184,082

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities generally mature earlier than their weighted-average contractual maturities because of principal prepayments.

The following table reflects the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011. Management evaluates securities for other-than-temporary impairment no less frequently than quarterly and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) whether the Company does not intend to sell these securities, and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost bases. At December 31, 2012 and 2011, based on the aforementioned considerations, management did not record an other-than-temporary impairment on any security that was in an unrealized loss position.

	Available-for-Sale			
	December 31, 2012			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasury securities	$ 80,086	$ (48)	$ —	$ —
Mortgage-backed securities	1,173,179	(3,317)	5,616,754	(28,587)
Total	$1,253,265	$(3,365)	$5,616,754	$(28,587)

	Held-to-Maturity			
	December 31, 2012			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agencies	$7,491,371	$(7,136)	$—	$—

	Available-for-Sale			
	December 31, 2011			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$16,318,462	$(276,468)	$811,211	$(39,226)

As of December 31, 2012, 4 debt securities had been in a loss position for more than twelve months, and 7 debt securities had been in a loss position for less than twelve months. The losses for all securities are considered to be a direct result of the effect that the current interest rate environment has on the value of debt securities and not related to the creditworthiness of the issuers. Further, the Company has the current intent and ability to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Therefore, the Company has not recognized any other-than-temporary impairments.

Investment securities available-for-sale with a carrying value of $61.6 million and $80.0 million at December 31, 2012 and 2011, respectively, were pledged to secure public deposits and for other purposes.

Net gains realized on securities available-for-sale were $764 for 2012 and $2,549,963 for 2011. The following chart represents the gross gains and losses for the years 2012 and 2011.

	Gross Gains	Gross Losses	Net Gains (Losses)
2012	$ 815	$ (51)	$ 764
2011	2,594,409	(44,446)	2,549,963

4. LOANS AND ALLOWANCE FOR LOAN LOSSES

At December 31, 2012 and 2011, the composition of the loan portfolio by reporting segment and portfolio segment was as follows:

	December 31, 2012		
	FUSB	ALC	Total
Real estate loans:			
Construction, land development and other land loans	$ 30,635,467	$ —	$ 30,635,467
Secured by 1-4 family residential properties	38,450,086	33,046,633	71,496,719
Secured by multi-family residential properties	24,186,666	—	24,186,666
Secured by non-farm, non-residential properties	129,235,005	—	129,235,005
Other	800,695	—	800,695
Commercial and industrial loans	42,902,633	—	42,902,633
Consumer loans	14,482,753	47,001,622	61,484,375
Other loans	1,036,814	—	1,036,814
Total loans	$281,730,119	$80,048,255	$361,778,374
Less: Unearned interest, fees and deferred cost	173,808	4,926,159	5,099,967
Allowance for loan losses	15,764,847	3,513,410	19,278,257
Net loans	$265,791,464	$71,608,686	$337,400,150

	December 31, 2011		
	FUSB	ALC	Total
Real estate loans:			
Construction, land development and other land loans	$ 40,311,327	$ —	$ 40,311,327
Secured by 1-4 family residential properties	43,691,196	40,531,874	84,223,070
Secured by multi-family residential properties	26,721,693	—	26,721,693
Secured by non-farm, non-residential properties	147,517,830	—	147,517,830
Other	820,057	—	820,057
Commercial and industrial loans	43,059,832	—	43,059,832
Consumer loans	18,886,177	45,687,656	64,573,833
Other loans	909,463	—	909,463
Total loans	$321,917,575	$86,219,530	$408,137,105
Less: Unearned interest, fees and deferred cost	277,230	4,508,530	4,785,760
Allowance for loan losses	18,690,699	3,575,980	22,266,679
Net loans	$302,949,646	$78,135,020	$381,084,666

The Company grants commercial, real estate and installment loans to its customers. Although the Company has a diversified loan portfolio, 70.9% and 73.6% of the portfolio is concentrated in loans secured by real estate for 2012 and 2011, respectively.

Portfolio Segments:

The Company has divided the loan portfolio into eight portfolio segments, each with different risk characteristics and methodologies for assessing the risk described as follows:

Construction, land development and other land loans – Commercial construction, land and land development loans include the development of residential housing projects, loans for the development of commercial and industrial use property and loans for the purchase and improvement of raw land. These loans are secured in whole or in part by the underlying real estate collateral and are generally guaranteed by the principals of the borrower.

Secured by 1–4 family residential properties – These loans include conventional mortgage loans on one-to-four family residential properties. These properties may serve as the borrower's primary residence, vacation home or investment property. Also included in this portfolio are home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home.

Secured by multi-family residential properties – These are mortgage loans secured by apartment buildings.

Secured by non-farm, non-residential properties – Commercial real estate loans include loans secured by commercial and industrial properties, office or mixed-use facilities, strip shopping centers or other commercial property. These loans are generally guaranteed by the principals of the borrower.

Other real estate loans – Other real estate loans are loans primarily for agricultural production, secured by mortgages on farm land.

Commercial and industrial loans – Includes loans to commercial customers for use in normal business to finance working projects. These credits may be loans and lines to financially strong borrowers, secured by inventories, equipment or receivables, and are generally guaranteed by the principals of the borrower.

Consumer loans – Includes a variety of secured and unsecured personal loans, including automobile loans, loans for household and personal purpose and all other direct consumer installment loans.

Other loans – Other loans comprise overdrawn checking accounts reclassified to loans and overdraft lines of credit.

Related Party Loans

In the ordinary course of business, the Bank makes loans to certain officers and directors of the Company, the Bank and ALC, including companies with which they are associated. These loans are made on the same terms as those prevailing for comparable transactions with others. Such loans do not represent more than normal risk of collectibility, nor do they present other unfavorable features. The amounts of such related party loans and commitments at December 31, 2012 and 2011 were $2,468,563 and $3,036,740, respectively. During the year ended December 31, 2012, new loans to these parties totaled $310,265, and repayments by active related parties were $747,536. Loans totaling $130,904 to parties who were no longer related parties are excluded from these totals. During the year ended December 31, 2011, new loans to these related parties totaled $1,301,901 and payments were $426,665.

Allowance for Loan Losses:

Changes in the allowance for loan losses by reporting segment and portfolio segment were as follows:

	FUSB						
	December 31, 2012						
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:							
Beginning balance	$ 888,927	$ 16,532,567	$ 305,701	$ 684,373	$ 77,761	$ 201,370	$ 18,690,699
Charge-offs	1,277,905	3,394,802	199,261	198,827	16,496	—	5,087,291
Recoveries	155,770	605,862	79,474	24,315	1,693	—	867,114
Provision	1,210,303	472,107	(18,011)	(171,467)	2,763	(201,370)	1,294,325
Ending balance	977,095	14,215,734	167,903	338,394	65,721	—	15,764,847
Ending balance individually evaluated for impairment	406,249	10,817,814	—	—	—	—	11,224,063
Ending balance collectively evaluated for impairment	$ 570,846	$ 3,397,920	$ 167,903	$ 338,394	$ 65,721	$ —	$ 4,540,784
Loan receivables:							
Ending balance	42,902,633	184,857,833	14,482,753	38,450,086	1,036,814	—	281,730,119
Ending balance individually evaluated for impairment	1,085,444	52,892,613	—	324,513	—	—	54,302,570
Ending balance collectively evaluated for impairment	$41,817,189	$131,965,220	$14,482,753	$38,125,573	$1,036,814	$ —	$227,427,549

	ALC						
	December 31, 2012						
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:							
Beginning balance	$—	$—	$ 2,542,449	$ 1,033,531	$—	$—	$ 3,575,980
Charge-offs	—	—	3,249,186	712,769	—	—	3,961,955
Recoveries	—	—	814,875	40,517	—	—	855,392
Provision	—	—	2,624,812	419,181	—	—	3,043,993
Ending balance	—	—	2,732,950	780,460	—	—	3,513,410
Ending balance individually evaluated for impairment	—	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$—	$—	$ 2,732,950	$ 780,460	$—	$—	$ 3,513,410
Loan receivables:							
Ending balance	—	—	47,001,622	33,046,633	—	—	80,048,255
Ending balance individually evaluated for impairment	—	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$—	$—	$47,001,622	$33,046,633	$—	$—	$80,048,255

	FUSB & ALC						
	December 31, 2012						
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:							
Beginning balance	$ 888,927	$ 16,532,567	$ 2,848,150	$ 1,717,904	$ 77,761	$ 201,370	$ 22,266,679
Charge-offs	1,277,905	3,394,802	3,448,447	911,596	16,496	—	9,049,246
Recoveries	155,770	605,862	894,349	64,832	1,693	—	1,722,506
Provision	1,210,303	472,107	2,606,801	247,714	2,763	(201,370)	4,338,318
Ending balance	977,095	14,215,734	2,900,853	1,118,854	65,721	—	19,278,257
Ending balance individually evaluated for impairment	406,249	10,817,814	—	—	—	—	11,224,063
Ending balance collectively evaluated for impairment	$ 570,846	$ 3,397,920	$ 2,900,853	$ 1,118,854	$ 65,721	$ —	$ 8,054,194
Loan receivables:							
Ending balance	42,902,633	184,857,833	61,484,375	71,496,719	1,036,814	—	361,778,374
Ending balance individually evaluated for impairment	1,085,444	52,892,613	—	324,513	—	—	54,302,570
Ending balance collectively evaluated for impairment	$41,817,189	$131,965,220	$61,484,375	$71,172,206	$1,036,814	$ —	$307,475,804

	FUSB						
	December 31, 2011						
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:							
Beginning balance	$ 988,372	$ 15,205,697	$ 374,982	$ 359,001	$ 98,931	$ —	$ 17,026,983
Charge-offs	407,048	12,915,432	419,889	972,891	3,077	—	14,718,337
Recoveries	152,147	44,702	120,248	172,030	—	—	489,127
Provision	155,456	14,197,600	230,360	1,126,233	(18,093)	201,370	15,892,926
Ending balance	888,927	16,532,567	305,701	684,373	77,761	201,370	$ 18,690,699
Ending balance individually evaluated for impairment	508,945	10,574,678	—	—	—	—	11,083,623
Ending balance collectively evaluated for impairment	$ 379,982	$ 5,957,889	$ 305,701	$ 684,373	$ 77,761	$201,370	$ 7,607,076
Loan receivables:							
Ending balance	43,059,832	215,370,907	18,886,177	43,691,196	909,463	—	321,917,575
Ending balance individually evaluated for impairment	1,602,437	60,126,914	—	186,376	—	—	61,915,727
Ending balance collectively evaluated for impairment	$41,457,395	$155,243,993	$18,886,177	$43,504,820	$909,463	$ —	$260,001,848

	ALC						
	December 31, 2011						
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:							
Beginning balance	$—	$—	$ 2,662,873	$ 1,246,088	$—	$—	$ 3,908,961
Charge-offs	—	—	2,993,124	1,049,396	—	—	4,042,520
Recoveries	—	—	707,703	92,634	—	—	800,337
Provision	—	—	2,164,997	744,205	—	—	2,909,202
Ending balance	—	—	2,542,449	1,033,531	—	—	3,575,980
Ending balance individually evaluated for impairment	—	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$—	$—	$ 2,542,449	$ 1,033,531	$—	$—	$ 3,575,980
Loan receivables:							
Ending balance	—	—	45,687,656	40,531,874	—	—	86,219,530
Ending balance individually evaluated for impairment	—	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$—	$—	$45,687,656	$40,531,874	$—	$—	$86,219,530

	FUSB and ALC						
	December 31, 2011						
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:							
Beginning balance	$ 988,372	$ 15,205,697	$ 3,037,855	$ 1,605,089	$ 98,931	$ —	$ 20,935,944
Charge-offs	407,048	12,915,432	3,413,013	2,022,287	3,077	—	18,760,857
Recoveries	152,147	44,702	827,951	264,664	—	—	1,289,464
Provision	155,456	14,197,600	2,395,357	1,870,438	(18,093)	201,370	18,802,128
Ending balance	888,927	16,532,567	2,848,150	1,717,904	77,761	201,370	22,266,679
Ending balance individually evaluated for impairment	508,945	10,574,678	—	—	—	—	11,083,623
Ending balance collectively evaluated for impairment	$ 379,982	$ 5,957,889	$ 2,848,150	$ 1,717,904	$ 77,761	$201,370	$ 11,183,056
Loan receivables:							
Ending balance	43,059,832	215,370,907	64,573,833	84,223,070	909,463	—	408,137,105
Ending balance individually evaluated for impairment	1,602,437	60,126,914	—	186,376	—	—	61,915,727
Ending balance collectively evaluated for impairment	$41,457,395	$155,243,993	$64,573,833	$84,036,694	$909,463	$ —	$346,221,378

Credit Quality Indicators:

The Bank has established a credit risk rating system to assess and manage the risk in the loan portfolio. It establishes a uniform framework and common language for assessing and monitoring risk in the portfolio.

The following is a guide for an 8-grade system of credit risk:

1. Minimal Risk: Borrowers in this category have the lowest risk of any resulting loss. Borrowers are of the highest quality, presently and prospectively.

2. Better Than Average Risk: Borrowers in the high end of medium range between borrowers who are definitely sound and those with minor risk characteristics.

3. Moderate Risk: Borrowers in this category have little chance of resulting in a loss. This category should include the average loan, under average economic conditions.

4. Acceptable Risk: Borrowers in this category have a limited chance of resulting in a loss.

5. Special Mention (Potential Weakness): Borrowers in this category exhibit potential credit weaknesses or downward trends deserving bank management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in our credit position at some future date. Special Mention loans are not adversely classified and do not expose our institution to sufficient risk to warrant adverse classification.

   Included in Special Mention assets could be workout or turnaround situations, as well as those borrowers previously rated 2-4 who have shown deterioration, for whatever reason, indicating a downgrading from the better grade. The Special Mention rating is designed to identify a specific level of risk and concern about a loan's and/or borrower's quality. Although a Special Mention asset has a higher probability of default than previously rated categories, its default is not imminent.

6. Substandard (Definite Weakness – Loss Unlikely): These are borrowers with defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned. There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard.

7. Doubtful: Borrowers classified doubtful have all the weaknesses found in substandard borrowers with the added provision that the weaknesses make collection of debt in full, based on currently existing facts, conditions and values, highly questionable and improbable. Serious problems exist to the point where partial loss of principal is likely. The possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to strengthen the assets, the loans' classification as estimated losses is deferred until a more exact status may be determined. Pending factors include proposed merger, acquisition or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans. Management has demonstrated a history of failing to live up to agreements, unethical or dishonest business practices and/or conviction on criminal charges.

8. Loss: Borrowers deemed incapable of repayment of unsecured debt. Loans to such borrowers are considered uncollectible and of such little value that continuance as active assets of the bank is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off these worthless assets, even though partial recovery may be affected in the future.

The table below illustrates the carrying amount of loans by credit quality indicator at December 31, 2012.

	FUSB				
	Pass 1-4	Special Mention 5	Substandard 6	Doubtful 7	Total
Loans secured by real estate:					
Construction, land development and other land loans	$ 12,653,641	$ 1,234,662	$16,747,164	$ —	$ 30,635,467
Secured by 1-4 family residential properties	31,771,715	1,545,964	5,132,407	—	38,450,086
Secured by multi-family residential properties	10,775,803	3,131,842	10,279,021	—	24,186,666
Secured by non-farm, non-residential properties	90,139,196	8,630,041	30,465,768	—	129,235,005
Other	800,695	—	—	—	800,695
Commercial and industrial loans	40,605,959	419,524	1,877,150	—	42,902,633
Consumer loans	13,394,414	187,705	900,634	—	14,482,753
Other loans	1,035,597	—	1,217	—	1,036,814
Total	$201,177,020	$15,149,738	$65,403,361	$ —	$281,730,119

	ALC		
	Performing	Nonperforming	Total
Loans secured by real estate:			
Secured by 1-4 family residential properties	$32,035,231	$1,011,402	$33,046,633
Consumer loans	46,175,535	826,087	47,001,622
Total	$78,210,766	$1,837,489	$80,048,255

The table below illustrates the carrying amount of loans by credit quality indicator at December 31, 2011.

	FUSB				
	Pass 1-4	Special Mention 5	Substandard 6	Doubtful 7	Total
Loans secured by real estate:					
Construction, land development and other land loans	$ 18,047,223	$ 698,720	$21,326,954	$238,430	$ 40,311,327
Secured by 1-4 family residential properties	38,573,606	627,236	4,444,734	45,620	43,691,196
Secured by multi-family residential properties	23,837,899	—	2,883,794	—	26,721,693
Secured by non-farm, non-residential properties	105,589,444	11,579,028	30,349,358	—	147,517,830
Other	820,057	—	—	—	820,057
Commercial and industrial loans	39,675,939	844,882	2,497,611	41,400	43,059,832
Consumer loans	17,616,798	382,726	867,671	18,982	18,886,177
Other loans	908,179	100	1,184	—	909,463
Total	$245,069,145	$14,132,692	$62,371,306	$344,432	$321,917,575

	ALC		
	Performing	Nonperforming	Total
Loans secured by real estate:			
Secured by 1-4 family residential properties	$38,550,041	$1,981,833	$40,531,874
Consumer loans	43,674,948	2,012,708	45,687,656
Total	$82,224,989	$3,994,541	$86,219,530

The following table provides an aging analysis of past due loans by class at December 31, 2012.

	FUSB						
	As of December 31, 2012						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Loans secured by real estate:							
Construction, land development and other land loans	$ 456,027	$1,126,467	$10,329,268	$11,911,762	$ 18,723,705	$ 30,635,467	$—
Secured by 1-4 family residential properties	1,027,110	571,335	1,106,401	2,704,846	35,745,240	38,450,086	—
Secured by multi-family residential properties	—	—	2,883,794	2,883,794	21,302,872	24,186,666	—
Secured by non-farm, non-residential properties	210,201	32,296	4,929,985	5,172,482	124,062,523	129,235,005	—
Other	—	—	—	—	800,695	800,695	—
Commercial and industrial loans	429,158	58,662	480,198	968,018	41,934,615	42,902,633	—
Consumer loans	406,624	88,639	66,275	561,538	13,921,215	14,482,753	—
Other loans	—	167	—	167	1,036,647	1,036,814	—
Total	$2,529,120	$1,877,566	$19,795,921	$24,202,607	$257,527,512	$281,730,119	$—

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	ALC						
	As of December 31, 2012						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Loans secured by real estate:							
Construction, land development and other land loans	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Secured by 1-4 family residential properties	348,246	172,415	1,074,741	1,595,402	31,451,231	33,046,633	850,704
Secured by multi-family residential properties	—	—	—	—	—	—	—
Secured by non-farm, non-residential properties	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Commercial and industrial loans	—	—	—	—	—	—	—
Consumer loans	988,897	609,308	1,159,723	2,757,928	44,243,694	47,001,622	719,844
Other loans	—	—	—	—	—	—	—
Total	$1,337,143	$781,723	$2,234,464	$4,353,330	$75,694,925	$80,048,255	$1,570,548

The following table provides an aging analysis of past due loans by class at December 31, 2011.

	FUSB						
	As of December 31, 2011						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Loans secured by real estate:							
Construction, land development and other land loans	$ 620,706	$2,515,022	$ 3,005,054	$ 6,140,782	$ 34,170,545	$ 40,311,327	$ —
Secured by 1-4 family residential properties	1,358,019	207,899	596,823	2,162,741	41,528,455	43,691,196	38,149
Secured by multi-family residential properties	—	—	2,883,794	2,883,794	23,837,899	26,721,693	—
Secured by non-farm, non-residential properties	1,188,633	92,794	7,650,249	8,931,676	138,586,154	147,517,830	87,466
Other	—	—	—	—	820,057	820,057	—
Commercial and industrial loans	1,077,350	364,558	159,920	1,601,828	41,458,004	43,059,832	13,262
Consumer loans	574,925	104,271	107,589	786,785	18,099,392	18,886,177	71,933
Other loans	2,616	—	12,811	15,427	894,036	909,463	12,811
Total	$4,822,249	$3,284,544	$14,416,240	$22,523,033	$299,394,542	$321,917,575	$223,621

	ALC						
	As of December 31, 2011						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Loans secured by real estate:							
Construction, land development and other land loans	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Secured by 1-4 family residential properties	808,187	377,308	1,585,016	2,770,511	37,761,363	40,531,874	1,462,145
Secured by multi-family residential properties	—	—	—	—	—	—	—
Secured by non-farm, non-residential properties	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Commercial and industrial loans	—	—	—	—	—	—	—
Consumer loans	941,697	551,356	1,037,646	2,530,699	43,156,957	45,687,656	645,953
Other loans	—	—	—	—	—	—	—
Total	$1,749,884	$928,664	$2,622,662	$5,301,210	$80,918,320	$86,219,530	$2,108,098

The following table provides an analysis of nonaccruing loans by class at December 31, 2012 and 2011.

	Loans on Nonaccrual Status	
	December 31, 2012	December 31, 2011
Loans resecured by real estate:		
Construction, land development and other land loans	$11,455,735	$ 3,087,081
Secured by 1-4 family residential properties	2,440,629	1,398,778
Secured by multi-family residential properties	2,883,794	2,883,794
Secured by non-farm, non-residential properties	5,809,282	7,562,784
Commercial and industrial loans	822,271	129,540
Consumer loans	206,619	1,440,337
Total loans	$23,618,330	$16,502,314

Impaired Loans:

At December 31, 2012, the carrying amount of impaired loans consisted of the following:

	December 31, 2012		
Impaired loans with no related allowance recorded	**Carrying Amount**	**Unpaid Principal Balance**	**Related Allowances**
Loans secured by real estate			
Construction, land development and other land loans	$ 2,644,522	$ 2,644,522	$ —
Secured by 1-4 family residential properties	324,513	324,513	—
Secured by multi-family residential properties	3,027,364	3,027,364	—
Secured by non-farm, non-residential properties	21,470,352	21,470,352	—
Commercial and industrial	655,677	655,677	—
Total loans with no related allowance recorded	$28,122,428	$28,122,428	$ —
Impaired loans with an allowance recorded			
Loans secured by real estate			
Construction, land development and other land loans	$12,658,427	$12,658,427	$ 7,452,415
Secured by multi-family residential properties	7,251,657	7,251,657	1,865,360
Secured by non-farm, non-residential properties	5,840,291	5,840,291	1,500,039
Commercial and industrial	429,767	429,767	406,249
Total loans with an allowance recorded	$26,180,142	$26,180,142	$11,224,063
Total impaired loans			
Loans secured by real estate			
Construction, land development and other land loans	$15,302,949	$15,302,949	$ 7,452,415
Secured by 1-4 family residential properties	324,513	324,513	—
Secured by multi-family residential properties	10,279,021	10,279,021	1,865,360
Secured by non-farm, non-residential properties	27,310,643	27,310,643	1,500,039
Commercial and industrial	1,085,444	1,085,444	406,249
Total impaired loans	$54,302,570	$54,302,570	$11,224,063

At December 31, 2011, the carrying amount of impaired loans consisted of the following:

	December 31, 2011		
Impaired loans with no related allowance recorded	**Carrying Amount**	**Unpaid Principal Balance**	**Related Allowances**
Loans secured by real estate			
Construction, land development and other land loans	$ 7,005,366	$ 7,005,366	$ —
Secured by 1-4 family residential properties	186,376	186,376	—
Secured by multi-family residential properties	2,883,795	2,883,795	—
Secured by non-farm, non-residential properties	24,410,538	24,410,538	—
Commercial and industrial	100,250	100,250	—
Total loans with no related allowance recorded	$34,586,325	$34,586,325	$ —
Impaired loans with an allowance recorded			
Loans secured by real estate			
Construction, land development and other land loans	$12,668,500	$12,668,500	$ 6,799,675
Secured by non-farm, non-residential properties	13,158,715	13,158,715	3,775,003
Commercial and industrial	1,502,187	1,502,187	508,945
Total loans with an allowance recorded	$27,329,402	$27,329,402	$11,083,623
Total impaired loans			
Loans secured by real estate			
Construction, land development and other land loans	$19,673,866	$19,673,866	$ 6,799,675
Secured by 1-4 family residential properties	186,376	186,376	—
Secured by multi-family residential properties	2,883,795	2,883,795	—
Secured by non-farm, non-residential properties	37,569,253	37,569,253	3,775,003
Commercial and industrial	1,602,437	1,602,437	508,945
Total impaired loans	$61,915,727	$61,915,727	$11,083,623

The average net investment in impaired loans and interest income recognized and received on impaired loans as of December 31, 2012 and 2011 were as follows:

	December 31, 2012		
	Average Recorded Investment	**Interest Income Recognized**	**Interest Income Received**
Loans secured by real estate			
Construction, land development and other land loans	$18,282,563	$ 545,637	$ 597,586
Secured by 1-4 family residential properties	145,726	9,529	9,196
Secured by multi-family residential properties	4,942,344	483,379	455,125
Secured by non-farm, non-residential properties	29,627,206	1,452,775	1,477,816
Commercial and industrial	1,221,921	37,603	42,492
Total	$54,219,760	$2,528,923	$2,582,215

	December 31, 2011		
	Average Recorded Investment	Interest Income Recognized	Interest Income Received
Loans secured by real estate			
Construction, land development and other land loans	$12,172,751	$ 649,101	$ 687,182
Secured by 1–4 family residential properties	37,275	—	—
Secured by multi-family residential properties	3,312,803	—	1,587,278
Secured by non-farm, non-residential properties	32,572,055	1,429,182	—
Commercial and industrial	1,634,368	140,357	141,405
Total	$49,729,252	$2,218,640	$2,415,865

Loans on which the accrual of interest has been discontinued amounted to $23,618,330 and $16,502,314 at December 31, 2012 and 2011, respectively. If interest on those loans had been accrued, such income would have approximated $1,058,377 and $1,459,843 for 2012 and 2011, respectively. Interest income actually recorded on those loans amounted to $157,601 and $35,519 for 2012 and 2011, respectively. Accruing loans past due 90 days or more amounted to $1,570,548 and $2,331,719 for 2012 and 2011, respectively.

Troubled Debt Restructurings:

Loans are considered restructured loans if concessions have been granted to borrowers that are experiencing financial difficulty. The concessions granted generally involve the modification of terms of the loan, such as changes in payment schedule or interest rate, which generally would not otherwise be considered. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with all other nonaccrual loans. In addition, all accruing restructured loans are being reported as troubled debt restructurings. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on nonaccrual status. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual. Based on the above, the Company had $12,397,049 and $1,821,696 of non-accruing loans that were restructured and remained on nonaccrual status at December 31, 2012 and 2011, respectively. In addition, the Company had $119,020 of restructured loans that were restored to accrual status based on a sustained period of repayment performance at December 31, 2012, compared to $2.5 million at December 31, 2011.

The following table provides the number of loans modified in a troubled debt restructuring by loan portfolio during the years ended December 31, 2012 and 2011, as well as the recorded investment and unpaid principal balance as of December 31, 2012 and 2011.

	December 31, 2012			December 31, 2011		
	Number of Loans	Pre-Modification Outstanding Principal Balance	Post-Modification Principal Balance	Number of Loans	Pre-Modification Outstanding Principal Balance	Post-Modification Principal Balance
Loans secured by real estate:						
Construction, land development and other land loans	10	$11,267,265	$ 9,987,874	—	$ —	$ —
Secured by 1-4 family residential properties	4	595,970	585,841	9	3,181,663	2,488,060
Secured by non-farm, non-residential properties	6	1,810,733	1,586,666	3	2,583,030	1,746,792
Commercial loans	4	379,986	355,688	2	79,853	74,904
Total	24	$14,053,954	$12,516,069	14	$5,844,546	$4,309,756

	December 31, 2012		December 31, 2011	
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Troubled debt restructurings that subsequently defaulted:				
Construction, land development and other land loans	6	$7,061,785	—	$—
Secured by non-farm, non-residential properties	2	433,202	—	—
Commercial	2	68,154	—	—
Total	10	$7,563,141	—	$—

Restructured loan modifications may include payment schedule modifications, interest rate concessions, maturity date extensions, modification of note structure, principal reduction or some combination of these concessions. During the years ended December 31, 2012 and 2011, restructured loan modifications of loans secured by real estate, commercial and industrial loans primarily included maturity date extensions and payment schedule modifications.

The change in troubled debt restructuring from December 31, 2012 to December 31, 2011 was as follows:

	December 31, 2012	December 31, 2011	Change
Loans secured by real estate:			
Construction, land development and other land loans	$ 9,987,874	$2,488,060	$7,499,814
Secured by 1-4 family residential properties	585,841	—	585,841
Secured by non-farm, non-residential properties	1,586,666	1,746,792	(160,126)
Commercial and industrial loans	355,688	74,904	280,784
Total	$12,516,069	$4,309,756	$8,206,313

All loans $500,000 and over modified in a troubled debt restructuring are evaluated for impairment. The nature and extent of impairment of restructured loans, including those which have experienced a subsequent payment default, is considered in the determination of an appropriate level of allowance for loan losses. This evaluation resulted in an allowance for loan losses of $6,322,593 and $494,352 for 2012 and 2011, respectively.

5. OTHER REAL ESTATE OWNED

Other real estate and certain other assets acquired in foreclosure are reported at the lower of the investment in the loan or fair value of the property less estimated costs to sell. The following table summarizes foreclosed property activity at December 31, 2012 and 2011.

	December 31, 2012		
	FUSB	ALC	Total
Beginning balance	$12,606,516	$4,167,910	$16,774,426
Transfers from loans	6,610,933	757,359	7,368,292
Sales proceeds	4,513,997	1,476,503	5,990,500
Gross gains	42,266	62,937	105,203
Gross losses	662,932	725,475	1,388,407
Net losses	620,666	662,538	1,283,204
Impairment	2,993,402	589,194	3,582,596
Ending balance	$11,089,384	$2,197,034	$13,286,418

	December 31, 2011		
	FUSB	ALC	Total
Beginning balance	$19,001,769	$6,629,770	$25,631,539
Transfers from loans	4,441,554	1,960,837	6,402,391
Sales proceeds	4,792,032	2,470,796	7,262,828
Gross gains	81,820	57,179	138,999
Gross losses	1,117,456	628,445	1,745,901
Net losses	1,035,636	571,266	1,606,902
Impairment	5,009,139	1,380,635	6,389,774
Ending balance	$12,606,516	$4,167,910	$16,774,426

Valuation adjustments are primarily recorded in other non-interest expense; adjustments are also recorded as a charge to the allowance for loan losses if incurred within 60 days after the date of transfer from loans. Valuation adjustments are primarily post-foreclosure write-downs that are a result of continued declining property values based on updated appraisals or other indications of value, such as offers to purchase. Foreclosed property sold represents the net book value of the properties sold.

6. PREMISES AND EQUIPMENT

Premises and equipment and their depreciable lives are summarized as follows:

	2012	2011
Land	$ 2,003,294	$ 2,003,294
Premises (40 years)	12,176,139	12,010,845
Furniture, fixtures, and equipment (3-7 years)	12,482,825	12,225,556
Total	26,662,258	26,239,695
Less accumulated depreciation	(17,759,793)	(17,190,394)
Total	$ 8,902,465	$ 9,049,301

Depreciation expense of $714,739 and $696,083 was recorded in 2012 and 2011, respectively, on premises and equipment.

7. GOODWILL AND INTANGIBLE ASSETS

At December 31, 2010, the Company had $4.1 million of goodwill recorded on the consolidated statements of condition. Goodwill is not amortized, but rather is tested by management annually for impairment, or more frequently if triggering events occur and indicate potential impairment, in accordance with ASC Topic 350-20 *Goodwill*. The Company's goodwill impairment assessment utilizes the methodology and guidelines established in U.S. GAAP, including assumptions regarding the valuation of Bancshares.

As stated in Note 2, "Summary of Significant Accounting Policies," the Company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Accordingly, at the valuation date of October 31, 2011, the Company tested the goodwill of the reporting unit under Step One, which resulted in an aggregate fair value of $55 million. This figure did not exceed the carrying value of the reporting unit, which was equal to shareholders' equity of $77.6 million at the date of valuation. Since the fair value of the reporting unit was less than the carrying value, the Company concluded that the goodwill may be impaired, and the Step Two analysis was required to determine the amount of impairment, if any.

As a result, the Company conducted Step Two, which determined the fair value of net assets of the reporting unit to equal $72.1 million. Accordingly, the goodwill was deemed fully impaired as of the measurement date based on the estimated fair value of $55 million for the reporting unit, and, as a result, during fiscal year 2011, an impairment charge of $4.1 million ($3.1 million at the Bank and $1.0 million at Bancshares) was required to adjust the goodwill balance to fair value. The goodwill impairment charge was a non-cash item that did not have an adverse impact on regulatory capital.

8. INVESTMENT IN LIMITED PARTNERSHIPS

The Company has limited partnership investments in affordable housing projects for which it provides funding as a limited partner and receives tax credits related to its investments in the projects based on its partnership share. The Company has invested in limited partnerships of affordable housing projects, both as direct investments and investments in funds that invest solely in affordable housing projects. The Company has determined that these structures require evaluation as a VIE under ASC Topic 810 *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. The Company consolidates one of the funds in which it has a 99.9% limited partnership interest. The resulting financial impact to the Company of the consolidation was a net increase to total assets of approximately $69,845 at December 31, 2012 and $150,000 at December 31, 2011. The remaining limited partnership investments are unconsolidated and are accounted for under the cost method as allowed under ASC Topic 325 *Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects*. The Company amortizes the excess of carrying value of the investment over its estimated residual value during the period in which tax credits are allocated to the investors. The Company's maximum exposure to future loss related to these limited partnerships is limited to the $836,163 recorded investment.

The assets and liabilities of these partnerships consist primarily of apartment complexes and related mortgages. The Bank's carrying value approximates cost or its underlying equity in the net assets of the partnerships. Market quotations are not available for any of the aforementioned partnerships. Management has no knowledge of intervening events since the date of the partnerships' financial statements that would have had a material effect on the Company's consolidated financial position or results of operations.

The Bank had no remaining cash commitments to these partnerships at December 31, 2012.

Prior to June 30, 2011, the Company consolidated La Vista Foundation I, LP, which is one the affordable housing projects in which the consolidated VIE owns a 9.9% limited partnership interest. The Company was deemed to be the primary beneficiary of La Vista Foundation I, LP because of a $5.0 million mortgage loan payable to the Bank. During the second quarter of 2011, the mortgage loan was refinanced with another financial institution. The Company reassessed whether it was the primary beneficiary of La Vista Foundation I, LP and determined that, as of June 30, 2011, it was not. Thus, effective June 30, 2011, La Vista Foundation I, LP was deconsolidated. This deconsolidation changed noncontrolling interest by $1.4 million, which resulted in an increase in shareholders' equity of $1.4 million. The impact to the consolidated statements of condition was to decrease total assets by $2.4 million. This included a $7.4 million decrease in premises and equipment and an increase in loans of $5.0 million. There was no gain or loss and, thus, no impact to the Company's consolidated results of operations. The only indirect retained investment is the 9.9% limited partnership interest held by the consolidated VIE. The deconsolidation did not involve a related party.

9. DEPOSITS

At December 31, 2012, the scheduled maturities of the Bank's time deposits were as follows:

2013	$154,246,481
2014	36,536,894
2015	22,676,469
2016	15,185,633
2017 and Thereafter	13,125,973
Total	$241,771,450

At December 31, 2012 and 2011, the Company had brokered certificates of deposit totaling $21,874,393 and $35,325,141, respectively. Deposits from related parties held by the Company amounted to $4,115,773 and $5,034,247 at December 31, 2012 and 2011, respectively.

10. SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased and securities sold under repurchase agreements. Federal funds purchased generally mature within one to four days. There were no amounts outstanding as of December 31, 2012 and 2011. Treasury tax and loan deposits are withdrawal on demand. There was no balance outstanding at December 31, 2012 or 2011.

Securities sold under repurchase agreements, which are secured borrowings, generally are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2012 and 2011 were $638,014 and $355,787, respectively.

At December 31, 2012, the Bank had $17.8 million in available federal fund lines from correspondent banks.

11. LONG-TERM DEBT

The Company uses FHLB advances as an alternative to funding sources with similar maturities, such as certificates of deposit or other deposit programs. These advances generally offer more attractive rates when compared to other mid-term financing options. They are also flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability strategy. At December 31, 2012, no advances were outstanding, and no assets were pledged. At December 31, 2011, investment securities and mortgage loans amounting to $22,564,364 were pledged to secure these borrowings.

The following summarizes information concerning FHLB advances and other borrowings:

	2012	2011
Balance at year-end	$ —	$20,000,000
Average balance during the year	4,918,032	23,369,863
Maximum month-end balance during the year	20,000,000	30,000,000
Average rate paid during the year	2.30%	3.21%
Weighted average remaining maturity	—	1.25 years

There were no FHLB advances outstanding at December 31, 2012. Interest rates on FHLB advances ranged from 1.99% to 2.35% at December 31, 2011.

At December 31, 2012, the Bank had $170.1 million in available credit from the FHLB.

12. INCOME TAXES

The Company files a consolidated income tax return with the federal government and the State of Alabama. ALC files a Mississippi state income tax return related to operations from its Mississippi branches. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the states in which it files for the years ended December 31, 2010 through 2012.

As of December 31, 2012, the Company had no unrecognized tax benefits related to federal or state income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2012. As of December 31, 2012, the Company had accrued no interest and no penalties related to uncertain tax positions.

The consolidated provisions for and (benefits from) income taxes for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Federal		
Current	$(380,519)	$(2,768,621)
Deferred	829,687	(2,212,325)
	449,168	(4,980,946)
State		
Current	126,183	(525,015)
Deferred	169,644	(452,347)
	295,827	(977,362)
Total	$ 744,995	$(5,958,308)

The consolidated tax benefit differed from the amount computed by applying the federal statutory income tax rate of 34% as follows:

	2012	2011
Income tax expense at federal statutory rate	$ 999,663	$(5,111,566)
Increase (decrease) resulting from:		
Tax-exempt interest	(374,983)	(406,292)
State income tax expense, net of federal income tax benefit	102,133	(645,059)
Other	18,182	204,609
Total	$ 744,995	$(5,958,308)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below:

	2012	2011
Deferred tax assets:		
Allowance for loan losses	$ 7,321,332	$ 8,461,338
Accrued vacation	68,833	59,821
Deferred compensation	1,543,376	1,405,533
Deferred commissions and fees	419,710	427,927
Goodwill amortization	147,285	190,393
Impairment OREO	2,254,149	2,451,955
State NOL carryover	205,227	—
Federal AMT & general business credits carryover	155,198	—
Other	43,112	44,265
Total gross deferred tax assets	12,158,222	13,041,232
Deferred tax liabilities:		
Premises and equipment	308,064	328,771
Unrealized gain on securities available-for-sale	1,883,412	1,802,802
Other	438,167	487,018
Total gross deferred tax liabilities	2,629,643	2,618,591
Net deferred tax asset, included in other assets	$ 9,528,579	$10,422,641

The Company's determination of the realization of the net deferred tax asset is based on its assessment of all available positive and negative evidence. The Company is currently in a three-year cumulative loss position, which represents negative evidence. Of the $9.5 million net deferred tax asset, $7.3 million relates to the provision for loan losses, $2.3 million relates to impairment of OREO and $1.5 million resulted from deferred compensation.

At December 31, 2012, positive evidence supporting the realization of the deferred tax asset includes a strong earnings history, exclusive of the loss that created the future deductible amount, coupled with evidence indicating that the loss is an aberration rather than a continuing condition. The Company has a strong capital position and a history of significant pre-tax earnings. The Company believes that, as of year-end 2012, impaired loans have been identified and adequately reserved, and management has projected future income over the next five years, although there can be no assurance that such income will be realized due to unanticipated changes in economic and competitive factors. The Company has strong earnings exclusive of loan loss provisions and other real estate write-downs, which created the most significant portion of the deferred asset. These provisions and write-downs resulted primarily from one type of loan – real estate development. Management has assessed the risk in the remaining development portfolio, and, although there can be no assurance that such income will be realized due to unanticipated changes in economic and competitive factors, management has projected taxable income over the next five years, resulting from reduced provisions for loan losses and write-downs of OREO. Except in unusual circumstances, the Company no longer invests in these types of loans.

Along with the taxable income in 2012, the Company has projected future taxable income over the next five tax years, although there can be no assurance that such income will be realized due to unanticipated changes in economic and competitive factors. Further positive evidence includes the Company's strong capital position and history of significant pre-tax earnings, which the Company believes outweighs the negative evidence of recent pre-tax losses. Accordingly, a valuation allowance has not been established as of December 31, 2012.

13. EMPLOYEE BENEFIT PLANS

The Company sponsors a combined 401(k) and employee stock ownership plan, the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "401(k) Plan"). The 401(k) Plan allows participants to defer up to 15% of their compensation on a pre-tax basis, subject to the statutory annual contribution limit. For 2012, the Company made "safe harbor" contributions on behalf of participants in the form of a match that was equal to 100% of each participant's elective deferrals, up to a maximum of 4% of the participant's eligible compensation. In 2011, the Company also made discretionary contributions on behalf of participants in the form of a match that was equal to 2% of each participant's elective deferrals. No discretionary match was made in 2012. The Company's matching contributions to the 401(k) Plan totaled $297,728 and $427,291 in 2012 and 2011, respectively.

Participants can elect to invest all or a portion of their assets in the 401(k) Plan in the form of Company stock. The 401(k) Plan held 335,349 and 343,952 shares of Company stock at December 31, 2012 and 2011, respectively. These shares are allocated to participants in the 401(k) Plan and, accordingly, are included in the earnings per share calculations.

14. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank has entered into supplemental compensation benefits agreements with the directors and certain executive officers. The measurement of the liability under these agreements includes estimates involving life expectancy, length of time before retirement and the expected returns on the Bank-owned life insurance policies used to fund those agreements. Should these estimates prove materially wrong, the cost of these agreements could change accordingly. The related deferred compensation obligation to these directors and executive officers, which is included in other liabilities, was $3,370,972 and $3,069,704 as of December 31, 2012 and 2011, respectively.

Non-employee directors may elect to defer payment of all or any portion of their First United Security Bank director fees under the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (the "Deferral Plan"), and, beginning on January 1, 2012, all United Security Bancshares, Inc. director fees are deferred under the Deferral Plan. The Deferral Plan, which was ratified by shareholders at the annual meeting held on May 11, 2004, permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock.

Neither the Company nor the Bank makes any contribution to participants' accounts under the Deferral Plan.

While not required by the Deferral Plan, the Company established a grantor trust (Rabbi Trust) as an instrument to fund the stock portion of the Deferral Plan. At December 31, 2012 and 2011, the grantor trust held 18,170 and 21,055 shares, respectively, of the Company's common stock. These shares have been classified in equity as treasury stock. The related deferred compensation obligation, which is included in other liabilities, was $618,546 and $557,068 as of December 31, 2012 and 2011, respectively.

15. SHAREHOLDERS' EQUITY

Dividends are paid at the discretion of the Company's Board of Directors, based on the Company's operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are the Company's primary source of funds for the payment of dividends to shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies have the authority to prevent the Company from paying a dividend to shareholders. The Company has not paid a dividend to its shareholders since the first quarter of 2011 due to substantial net losses at the Bank, and the Company can make no assurances that it will be able or permitted to pay dividends in the future.

The Company is subject to various regulatory capital requirements that prescribe quantitative measures of the Company's assets, liabilities and certain off-balance sheet items. The Company's regulators also have imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components and other details. The quantitative measures to ensure capital adequacy require that the Company maintain amounts and ratios, as set forth in the schedule below, of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations) and of Tier I Capital to average total assets (as defined in the regulations). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Management believes that, as of December 31, 2012 and 2011, the Company met all capital adequacy requirements imposed by its regulators.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios, as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's categorization. The Bank was categorized as "well-capitalized" as of December 31, 2011, as well.

Actual capital amounts and ratios as of December 31, 2012 and 2011, for the Company and the Bank were as follows:

	2012					
	Actual		Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$63,957	17.05%	$30,008	8.00%	N/A	N/A
First United Security Bank	64,422	17.17%	30,008	8.00%	$37,510	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	59,088	15.75%	15,004	4.00%	N/A	N/A
First United Security Bank	59,553	15.88%	15,004	4.00%	22,506	6.00%
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	59,088	10.51%	16,873	3.00%	N/A	N/A
First United Security Bank	59,553	10.60%	16,862	3.00%	28,104	5.00%

	2011					
	Actual		Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$63,198	14.69%	$34,415	8.00%	N/A	N/A
First United Security Bank	63,321	14.72%	34,409	8.00%	$43,011	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	57,612	13.39%	17,207	4.00%	N/A	N/A
First United Security Bank	57,805	13.44%	17,205	4.00%	25,807	6.00%
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	57,612	9.19%	18,804	3.00%	N/A	N/A
First United Security Bank	57,805	9.24%	18,759	3.00%	31,265	5.00%

16. SEGMENT REPORTING

Under ASC Topic 280, *Segment Reporting*, certain information is disclosed for the two reportable operating segments of the Company: FUSB, ALC and all other (primarily FUSB Reinsurance). The reportable segments were determined using the internal management reporting system. These segments are composed of the Company's and the Bank's significant subsidiaries. The accounting policies for each segment are the same as those described in Note 2, "Summary of Significant Accounting Policies." The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results for the two reportable segments of the Company are included in the following table:

	2012				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(Dollars in Thousands)				
Total interest income	$ 24,109	$18,503	$ 19	$ (3,878)	$ 38,753
Total interest expense	4,575	3,859	—	(3,878)	4,556
Net interest income	19,534	14,644	19	—	34,197
Provision for loan losses	1,294	3,044	—	—	4,338
Net interest income after provision	18,240	11,600	19	—	29,859
Total non-interest income	3,967	1,414	956	(772)	5,565
Total non-interest expense	21,368	10,734	1,154	(772)	32,484
Income (loss) before income taxes	839	2,280	(179)	—	2,940
(Benefit from) provision for income taxes	(145)	884	6	—	745
Net income (loss)	$ 984	$ 1,396	$ (185)	—	$ 2,195
Other significant items:					
Total assets	$557,374	$79,090	$74,958	$(144,289)	$567,133
Total investment securities	113,670	—	80	—	113,750
Total loans, net	329,425	71,609	—	(63,634)	337,400
Investment in subsidiaries	784	—	69,757	(70,536)	5
Fixed asset addition	314	258	—	—	572
Depreciation and amortization expense	562	153	—	—	715
Total interest income from external customers	20,250	18,503	—	—	38,753
Total interest income from affiliates	3,858	—	19	(3,877)	—

	2011				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(Dollars in Thousands)				
Total interest income	$ 28,939	$18,525	$ 60	$ (5,178)	$ 42,346
Total interest expense	7,074	5,122	—	(5,178)	7,018
Net interest income	21,865	13,403	60	—	35,328
Provision for loan losses	15,893	2,909	—	—	18,802
Net interest income after provision	5,972	10,494	60	—	16,526
Total non-interest income	6,896	1,565	1,003	(736)	8,728
Total non-interest expense	27,651	11,104	2,269	(736)	40,288
Income (loss) before income taxes	(14,783)	955	(1,206)	—	(15,034)
(Benefit from) provision for income taxes	(6,342)	375	9	—	(5,958)
Net income (loss)	(8,441)	580	(1,215)	—	(9,076)
Less: Net loss attributable to noncontrolling interest	—	—	(1)	—	(1)
Net income (loss) attributable to USBI	$ (8,441)	$ 580	$(1,214)	$ —	$ (9,075)
Other significant items:					
Total assets	$609,943	$85,510	$72,445	$(146,088)	$621,810
Total investment securities	123,265	—	75	—	123,340
Total loans, net	375,718	78,135	—	(72,768)	381,085
Goodwill	—	—	—	—	—
Investment in subsidiaries	1,326	—	67,059	(68,380)	5
Fixed asset addition	333	168	—	—	501
Depreciation and amortization expense	563	133	—	—	696
Total interest income from external customers	23,816	18,525	5	—	42,346
Total interest income from affiliates	5,123	—	55	(5,178)	—

17. OTHER OPERATING EXPENSES

Other operating expenses for the years 2012 and 2011 consisted of the following:

	2012	2011
Legal, accounting and other professional fees	$1,361,529	$ 1,428,998
Postage, stationery and supplies	859,070	894,125
Telephone/data communication	630,962	685,493
FDIC insurance assessments	786,835	835,275
Other	6,197,797	6,653,617
Total	$9,836,193	$10,497,508

18. OPERATING LEASES

The Company leases equipment and office space under noncancellable operating leases and also month-to-month rental agreements.

The following is a schedule, by years, of future minimum rental payments required under operating leases having initial or remaining noncancellable terms in excess of one year as of December 31, 2012:

Year ending December 31,	
2013	$351,610
2014	290,780
2015	200,733
2016	94,280
2017	54,480
2018	28,880

Total rental expense under all operating leases was $667,909 and $634,375 in 2012 and 2011, respectively.

19. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments. For interest rate swap transactions and commitments to purchase or sell securities for forward delivery, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of these derivative instruments through credit approvals, limits and monitoring procedures. Certain derivative contracts have credit risk for the carrying value plus the amount to replace such contracts in the event of counterparty default. All of the Bank's financial instruments are held for risk management and not for trading purposes. During the years ended December 31, 2012 and 2011, there were no credit losses associated with derivative contracts.

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, that are not included in the consolidated financial statements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below:

	December 31,	
	2012	2011
	(Dollars in Thousands)	
Standby Letters of Credit	$ 1,092	$ 1,172
Commitments to Extend Credit	$32,123	$45,736

Standby letters of credit are contingent commitments issued by the Bank generally to guarantee the performance of a customer to a third party. The Bank has recourse against the customer for any amount that it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the lives of the standby letters of credit. The potential amount of future payments that the Bank could be required to make under its standby letters of credit at December 31, 2012 was $1.1 million, representing the Bank's total credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Commitments to purchase securities for delayed delivery require the Bank to purchase a specified security at a specified price for delivery on a specified date. Similarly, commitments to sell securities for delayed delivery require the Bank to sell a specified security at a specified price for delivery on a specified date. Market risk arises from potential movements in security values and interest rates between the commitment and delivery dates. At December 31, 2012, there were no outstanding commitments to purchase or sell securities for delayed delivery.

Litigation

On September 27, 2007, Malcomb Graves Automotive, LLC ("Graves Automotive"), Malcomb Graves and Tina Graves filed a lawsuit in the Circuit Court of Shelby County, Alabama against the Company, the Bank, ALC and their respective directors and officers seeking an unspecified amount of compensatory and punitive damages. A former employee of ALC, Corey Mitchell, was named as a co-defendant, and ALC and the Bank filed a crossclaim against him seeking, among other relief, defense and indemnification for any damages suffered in the underlying lawsuit. The underlying complaint alleged that the defendants committed fraud in misrepresenting to Graves Automotive the amounts that Graves Automotive owed on certain loans and failing to credit Graves Automotive properly for certain loans. The defendants moved to compel arbitration, and the trial court denied the defendants' motion. The defendants appealed this decision, and, on September 29, 2010, the Alabama Supreme Court affirmed the trial court's denial of defendants' motion. Following the return of the case to the active docket, on November 30, 2010, ALC and the Bank moved to dismiss the lawsuit. In response to this motion to dismiss, on June 15, 2011, the Circuit Court dismissed all claims against the Company, the Bank and their respective directors and officers and all claims that were brought by Malcomb Graves and Tina Graves in their individual capacities. The Circuit Court also dismissed Graves Automotive's claims for conversion and negligent supervision against ALC and ordered

Graves Automotive to re-plead its fraud allegations against ALC with more particularity. On September 15, 2011, Graves Automotive filed a third amended complaint in response to the Circuit Court's June 15, 2011 order. In its third amended complaint, Graves Automotive asserted claims against ALC for breach of contract, fraud, unjust enrichment and conversion. ALC moved to dismiss the third amended complaint on many of the same grounds as set forth in its previous motion to dismiss. On October 13, 2011, the Circuit Court dismissed Graves Automotive's conversion claim and again ordered Graves Automotive to re-plead its fraud claims with more particularity, this time within 60 days. On December 12, 2011, Graves Automotive filed its fourth amended complaint, this time asserting only two counts, breach of contract and unjust enrichment. Despite removing the fraud claims, the fourth amended complaint still requested punitive damages. On January 11, 2012, ALC filed a motion to dismiss the fourth amended complaint and to strike Graves Automotive's request for punitive damages. This motion was heard on November 27, 2012, and the Circuit Court struck the punitive damages claim but allowed the breach of contract and unjust enrichment claims to go forward. ALC continues to deny the allegations against it in the underlying lawsuit with respect to the remaining claims and intends to vigorously defend itself in this matter. Given the lack of discovery conducted, it is too early to assess the likelihood of a resolution of the remaining claims in this matter or the possibility of an unfavorable outcome.

On February 17, 2011, Wayne Allen Russell, Jr. filed a lawsuit in the Circuit Court of Tuscaloosa County, Alabama against the Bank and Bill Morgan, who currently serves as the Bank's Business Development Officer. The allegations in the lawsuit relate to a mortgage on a parcel of real estate, executed by Mr. Russell in favor of the Bank as security for a loan, and certain related transactions, including foreclosure proceedings executed by the Bank. Additionally, on June 17, 2011, Mr. Russell's wife, Rebecca Russell, in response to a lawsuit filed against Mrs. Russell by the Bank, filed a counterclaim against the Bank seeking compensatory and punitive damages, asserting that she was induced to mortgage a rental dwelling owned by her, the proceeds of which were paid upon certain obligations owed to the Bank by her husband, and that the Bank had orally agreed to refinance her loan as a part of an alleged refinancing promise by the Bank with respect to the obligations of Mr. Russell. On October 29, 2012, the Court granted summary judgment in favor of the Bank and Mr. Morgan with respect to all claims asserted in the consolidated lawsuits, and a subsequent motion to alter, amend or vacate filed by Mr. and Mrs. Russell was denied by operation of law. On March 25, 2013, Mr. and Mrs. Russell filed a Notice of Appeal to the Supreme Court of Alabama. Although the ultimate outcome of this matter remains unknown, the Bank believes that it should prevail on appeal, that the granting of summary judgment by the lower court will be upheld and that any contrary result would not have a material adverse effect on Bancshares' consolidated financial statements or results of operations.

On or about June 1, 2012, a former employee filed a complaint against the Bank with the Occupational Safety and Health Administration ("OSHA") alleging violations of Section 806 of the Corporate and Criminal Fraud Accountability Act, 18 U.S.C. § 1514A, and Section 1057 of the Consumer Financial Protection Act, 12 U.S.C. § 5567 in connection with his separation from the Bank in April 2012. Based on its investigation, OSHA concluded it had no reasonable cause to believe the statutes were violated. As is his right, however, the former employee has timely requested a hearing before an Administrative Law Judge and filed an amended complaint in that forum. Going forward, the case will be litigated in much the same way as a lawsuit filed in state or federal court would be. The Bank believes that the complaint is wholly without merit and that it will be able to demonstrate several meritorious defenses. However, it is too early to assess the likelihood of a resolution of this matter or the possibility of an unfavorable outcome.

USBI and its subsidiaries also are parties to other litigation, and USBI intends to vigorously defend itself in all such litigation. In the opinion of USBI, based on review and consultation with legal counsel, the outcome of such other litigation should not have a material adverse effect on the USBI's consolidated financial position or results of operations.

20. FAIR VALUE MEASUREMENTS

The Company follows the provisions of ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the consolidated statements of financial condition, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- **Level 1** — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes equity securities in banks that are publicly traded. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- **Level 2** — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.
- **Level 3** — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value and recognized in the accompanying consolidated statements of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. Level 2 fair values are obtained from quoted prices of securities with similar characteristics. In certain cases, where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Impaired Loans

Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank's management related to values of properties in the Bank's market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Foreclosed Assets

Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank's senior lending officers related to values of properties in the Bank's market areas. These officers take into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair values estimates for foreclosed real estate are classified as Level 3.

Financial assets measured at fair value on a recurring basis at December 31, 2012 and 2011 are summarized below.

	Fair Value Measurements at December 31, 2012 Using			
	Totals At December 31, 2012	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage-backed securities	$77,553,449	$—	$77,553,449	$—
Obligations of states, counties and political subdivisions	14,980,886	—	14,980,886	—
U.S. treasury securities	80,038	—	80,038	—

	Fair Value Measurements at December 31, 2011 Using			
	Totals At December 31, 2011	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage-backed securities	$99,690,924	$ —	$99,690,924	$ —
Obligations of states, counties and political subdivisions	15,885,161	—	15,885,161	—
Obligations of U.S. government sponsored agencies	6,508,777	—	6,508,777	—
U.S. treasury securities	75,352	—	75,352	—
Equity securities	10,284	10,284	—	—

Non-Financial Assets and Non-Financial Liabilities Measured at Fair Value

The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The Company rarely transfers assets and liabilities measured at fair value between Level 1 and Level 2 measurements. There were no such transfers during the years ended December 31, 2012 or 2011. Trading account assets and securities available for sale may be periodically transferred to or from Level 3 valuation based on management's conclusion regarding the best method of pricing for an individual security. Such transfers are accounted for as if they occur at the beginning of a reporting period.

Financial assets measured at fair value on a nonrecurring basis at December 31, 2012 and 2011 are summarized below.

	Fair Value Measurements at December 31, 2012 Using			
	Totals At December 31, 2012	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$14,956,079	$—	$—	$14,956,079
Foreclosed property and other real estate	11,367,883	—	—	11,367,883

	Fair Value Measurements at December 31, 2011 Using			
	Totals At December 31, 2011	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$16,245,779	$ —	$ —	$16,245,779
Foreclosed property and other real estate	19,273,673	—	—	19,273,673

The Company is required to measure certain assets at fair value on a nonrecurring basis, including impaired loans. Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. When an impaired loan is determined to be collateral dependent, the fair value is determined through the utilization of a third-party appraisal. It is the policy of the Company to update appraisals every 18-24 months. The types of collateral influence the frequency of obtaining updated appraisals. Management knows the market trends of collateral values well and monitors trends in sales and valuations in all of the various categories of collateral. These trends influence how often new appraisals are obtained within the 18-24 month timeframe. For example, a significant number of currently impaired loans are collateralized by residential subdivision lots. The values of this type of collateral have been volatile in recent years, and, therefore, appraisals are generally updated at the lower end of the timeframe (i.e., closer to 18 months), while timberland appraisals would be updated closer to the end of the timeframe (i.e., closer to 24 months), as these values have remained more stable. Any observed trend indicating reduced valuations would require updated appraisals. Based on experience, current appraisals are discounted 9% for estimated costs associated with foreclosures and costs to sell. If a loan is evaluated for impairment under ASC Topic 310-10-35 *Accounting by Creditors for Impairment of a Loan*, and the appraisal is outdated, a new appraisal is ordered. If the new appraisal is not received in sufficient time to assess any required impairment to meet SEC filing deadlines or other financial reporting obligations, the old appraisal may be discounted to reflect values observed in similar properties. These discounts have ranged from 20% to 30%. These discounts are based on the most recent valuation/appraisal information available related to that particular type of loan/

collateral. After the new appraisal is obtained, the analysis is updated to reflect the new valuation. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan is confirmed. Loans, net of specific allowances, subject to this evaluation amounted to $14,956,079 and $16,245,779 as of December 31, 2012 and 2011, respectively. This valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

During 2012, certain foreclosed assets, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value upon initial recognition totaled $2,097,440 and $5,115,994 (utilizing Level 3 valuation inputs) as of December 31, 2012 and 2011, respectively. In connection with the measurement and initial recognition of the foregoing foreclosed assets, the Company has recognized charge-offs of the allowance for possible loan losses totaling approximately $407,043 in 2012, and $2,514,983 in 2011. Foreclosed assets totaling $9,270,443 were remeasured at fair value in 2012, resulting in impairment loss of $3,582,596 on other real estate owned. Foreclosed assets remeasured at fair value subsequent to initial recognition during 2011 totaled $14,157,679, resulting in impairment loss of $6,389,774.

The following table presents detailed information regarding assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2012. The table includes the valuation techniques and the significant unobservable inputs utilized. The range of each unobservable input, as well as the weighted average within the range utilized at December 31, 2012, are both included. Following the table is a description of the valuation technique and the sensitivity of the technique to changes in the significant unobservable input.

Level 3 Significant Unobservable Input Assumptions

	Fair Value December 31, 2012	Valuation Technique	Unobservable Input	Quantitative Range of Unobservable Inputs (Weighted-Average)
Nonrecurring fair value measurements:				
Impaired loans	$14,956,079	Multiple data points, including discount to appraised value of collateral based on recent market activity	Appraisal compatibility adjustment (discount)	9%—30% (11.7%)
Foreclosed property and other real estate	$11,367,883	Discount to appraised value of property based on recent market activity for sales of similar properties	Appraisal compatibility adjustment (discount)	9%—10% (9.4%)

NON-RECURRING FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS

Impaired loans

Impaired loans are valued based on multiple data points indicating the fair value for each loan. The primary data point for non-performing loans is the appraisal value of the underlying collateral to which a discount is applied. Management establishes this discount or comparability adjustment based on recent sales of similar property types. As liquidity in the market increases or decreases, the comparability adjustment and the resulting asset valuation are impacted.

Foreclosed property and other real estate

Foreclosed property and other real estate under contract for sale are valued based on contract price. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet.

Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash, due from banks and federal funds sold: The carrying amount of cash, due from banks and federal funds sold approximates fair value.

Federal Home Loan Bank: Based on the redemption provision of the FHLB, the stock has no quoted market value and is carried at cost.

Securities: Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on market prices of comparable instruments.

Accrued interest receivable and payable: The carrying amount of accrued interest approximates fair value.

Loans, net: For variable-rate loans, fair values are based on carrying values. Fixed-rate commercial loans, other installment loans and certain real estate mortgage loans are valued using discounted cash flows. The discount rate used to determine the present value of these loans is based on interest rates currently being charged by the Company on comparable loans as to credit risk and term.

Demand and savings deposits: The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts and money market demand accounts.

Time deposits: The fair values of relatively short-term time deposits are equal to their carrying values. Discounted cash flows are used to value long-term time deposits. The discount rate used is based on interest rates currently being offered by the Company on comparable deposits as to amount and term.

Short-term borrowings: These borrowings may consist of federal funds purchased, securities sold under agreements to repurchase and the floating rate borrowings from the FHLB account. Due to the short-term nature of these borrowings, fair values approximate carrying values.

Long-term debt: The fair value of this debt is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2012.

Off-balance sheet instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees currently charged to enter into such agreements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The estimated fair value and related carrying or notional amounts, as well as the level within the fair value hierarchy, of the Company's financial instruments were as follows:

	December 31, 2012				
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
	(Dollars in Thousands)				
Assets:					
Cash and cash equivalents	$ 54,126	$ 54,126	$54,126	$ —	$ —
Investment securities available-for-sale	92,614	92,614	—	92,614	—
Investment securities held-to-maturity	21,136	21,136	—	21,136	—
Federal funds sold	5,000	5,000	5,000	—	—
Federal Home Loan Bank stock	936	936	—	936	—
Loans, net of allowance for loan losses	337,400	339,230	—	—	339,230
Liabilities:					
Deposits	489,034	490,596	—	490,596	—
Short-term borrowings	638	638	—	638	—

	December 31, 2011				
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
	(Dollars in Thousands)				
Assets:					
Cash and cash equivalents	$ 52,797	$ 52,797	$52,797	$ —	$ —
Investment securities available-for-sale	122,170	122,170	—	122,170	—
Investment securities held-to-maturity	1,170	1,170	—	1,170	—
Federal Home Loan Bank stock	2,861	2,861	—	2,861	—
Loans, net of allowance for loan losses	381,085	383,879	—	—	383,879
Liabilities:					
Deposits	527,073	528,741	—	528,741	—
Short-term borrowings	356	356	—	356	—
Long-term debt	20,000	20,383	—	20,383	—

21. UNITED SECURITY BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Statements of Condition

	Year-Ended December 31,	
	2012	2011
ASSETS:		
Cash on deposit	$ 83,329	$ 291,113
Investment in subsidiaries	69,112,612	66,400,536
Investment securities available-for-sale	—	—
Other assets	1	1
TOTAL ASSETS	$69,195,942	$66,691,650
LIABILITIES:		
Other liabilities	$ 548,603	$ 484,352
SHAREHOLDERS' EQUITY	68,647,338	66,207,298
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$69,195,942	$66,691,650

Statements of Income

	Year-Ended December 31,	
	2012	2011
INCOME		
Dividend income, First United Security Bank	$ —	$ 391,272
Interest income	—	3,231
Investment securities gains, net	—	78,607
Total income	$ —	$ 473,110
EXPENSE	382,556	1,451,865
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED INCOME (LOSS) OF SUBSIDIARIES	(382,556)	(978,755)
EQUITY IN (DISTRIBUTIONS IN EXCESS OF) UNDISTRIBUTED INCOME (LOSS) OF SUBSIDIARIES	2,577,746	(8,096,955)
NET INCOME (LOSS)	$2,195,189	$(9,075,710)
Less: Net loss attributable to noncontrolling interest	(165)	(763)
NET INCOME (LOSS) ATTRIBUTABLE TO USBI	$2,195,354	$(9,074,947)

Statements of Cash Flows

	Year-Ended December 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss) attributable to USBI	$ 2,195,354	$(9,074,947)
Adjustments to reconcile net income to net cash provided by operating activities:		
Distributions in excess of undistributed income (loss) of subsidiaries	(2,577,911)	8,096,192
Gain on sale of securities, net	—	(78,607)
Decrease in other assets	—	987,342
Increase in other liabilities	64,250	71,900
Net cash (used in) provided by operating activities	(318,307)	1,880
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital contribution to subsidiary	—	—
Proceeds from sales of investment securities, available for sale	—	201,287
Net cash provided by investing activities	—	201,287
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stock award under employment contract	25,902	25,350
Cash dividends paid	—	(241,272)
Treasury stock reissued	84,621	—
Net cash provided by (used in) financing activities	110,523	(215,922)
DECREASE IN CASH	(207,784)	(12,755)
CASH AT BEGINNING OF YEAR	291,113	303,868
CASH AT END OF YEAR	$ 83,329	$ 291,113

22. QUARTERLY DATA (UNAUDITED)

	Year-Ended December 31,							
	2012				2011			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in Thousands)							
Interest income	$9,667	$9,328	$9,748	$10,010	$ 10,596	$10,699	$10,607	$10,444
Interest expense	888	1,031	1,177	1,460	1,645	1,727	1,779	1,867
Net interest income	8,779	8,297	8,571	8,550	8,951	8,972	8,828	8,577
Provision for loan losses	1,163	492	468	2,215	13,626	2,262	1,609	1,305
Net interest income (loss), after provision for loan losses	7,616	7,805	8,103	6,335	(4,675)	6,710	7,219	7,272
Non-interest:								
Income	1,507	1,453	1,331	1,274	3,748	1,595	2,196	1,189
Expense	7,652	7,562	7,442	9,828	14,109	10,593	8,151	7,435
Income (loss) before income taxes	1,471	1,696	1,992	(2,219)	(15,036)	(2,288)	1,264	1,026
(Benefits from) provision for income taxes	588	517	622	(982)	(5,547)	(979)	361	207
Net income (loss) after taxes	883	1,179	1,370	(1,237)	(9,489)	(1,309)	903	819
Less: Net loss attributable to noncontrolling interest	—	—	—	—	—	—	(1)	—
Net income (loss) attributable to USBI after taxes	$ 883	$1,179	$1,370	$(1,237)	$ (9,489)	$(1,309)	$ 904	$ 819
Earnings (losses) per common share:								
Basic and diluted earnings (losses) attributable to USBI	$ 0.15	$ 0.20	$ 0.23	$ (0.21)	$ (1.58)	$ (0.22)	$ 0.15	$ 0.14

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Bancshares maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Bancshares' Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to Bancshares' management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

The management of Bancshares carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of Bancshares' disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of December 31, 2012, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Exchange Act. Based upon that evaluation, Bancshares' management concluded, as of December 31, 2012, that Bancshares' disclosure controls and procedures are effective to ensure that the information required to be disclosed in Bancshares' periodic filings with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified.

There were no changes in Bancshares' internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, Bancshares' internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

This report is included in Item 8 on page 46 and is incorporated herein by reference.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Bancshares has adopted a Code of Business Conduct and Ethics for directors, officers (including Bancshares' Chief Executive Officer and Chief Financial Officer) and employees. The Code of Business Conduct and Ethics is incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2003. Bancshares will provide any interested person a copy of the Code of Business Conduct and Ethics free of charge, upon written request to United Security Bancshares, Inc., Attention: Beverly J. Dozier, Corporate Secretary, 131 West Front Street, Post Office Box 249, Thomasville, Alabama 36784, (334) 636-5424.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements.

The consolidated financial statements of Bancshares and its subsidiaries, included herein in Part II, Item 8 of this Annual Report on Form 10-K, are as follows:

Management's Report on Internal Control over Financial Reporting;

Report of Independent Registered Public Accounting Firm – Carr, Riggs & Ingram, LLC;

Consolidated Statements of Condition – December 31, 2012 and 2011;

Consolidated Statements of Operations – Years Ended December 31, 2012 and 2011;

Consolidated Statements of Shareholders' Equity – Years Ended December 31, 2012 and 2011;

Consolidated Statements of Comprehensive Income (Loss) – Years Ended December 31, 2012 and 2011;

Consolidated Statements of Cash Flows – Years Ended December 31, 2012 and 2011; and

Notes to Consolidated Financial Statements – Years Ended December 31, 2012 and 2011.

(a)(2) Financial Statement Schedules.

The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable, or the required information is shown in the financial statements or notes thereto, which are incorporated by reference at subsection (a)(1) of this Item above.

(a)(3)&(b) Exhibits.

The exhibits listed on the Exhibit Index beginning on page 103 of this Annual Report on Form 10-K are filed herewith or are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 28th day of March, 2013.

UNITED SECURITY BANCSHARES, INC.

By: /s/ James F. House
James F. House
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James F. House James F. House	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2013
/s/ Robert Steen Robert Steen	Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer)	March 28, 2013
/s/ Andrew C. Bearden, Jr. Andrew C. Bearden, Jr.	Director	March 28, 2013
/s/ Linda H. Breedlove Linda H. Breedlove	Director	March 28, 2013
/s/ Gerald P. Corgill Gerald P. Corgill	Director	March 28, 2013
/s/ John C. Gordon John C. Gordon	Director	March 28, 2013
/s/ William G. Harrison William G. Harrison	Director	March 28, 2013
/s/ Hardie B. Kimbrough Hardie B. Kimbrough	Director	March 28, 2013
/s/ J. Lee McPhearson J. Lee McPhearson	Director	March 28, 2013

Signature	Title	Date
/s/ Jack W. Meigs Jack W. Meigs	Director	March 28, 2013
/s/ A.J. Strickland, III A.J. Strickland, III	Director	March 28, 2013
/s/ Howard M. Whitted Howard M. Whitted	Director	March 28, 2013
/s/ Bruce N. Wilson Bruce N. Wilson	Director	March 28, 2013

EXHIBIT INDEX
ITEM 15(a)(3)

Exhibit No.	Description
3.1	Certificate of Incorporation of Bancshares, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 1999.
3.2	Amended and Restated Bylaws of Bancshares, incorporated herein by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed on August 29, 2007.
3.2A	First Amendment to the Bylaws of Bancshares, incorporated herein by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed on February 24, 2012.
10.1	Executive Employment Agreement, dated November 7, 2011, between Bancshares, First United Security and James F. House, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 8, 2011.*
10.1A	Amendment One to Executive Employment Agreement, dated November 7, 2011, between Bancshares, First United Security and James F. House, dated November 19, 2012.*
10.2	Form of Director Indemnification Agreement between Bancshares and its directors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 30, 2009.*
10.3	First United Security Bank Salary Continuation Agreement dated September 20, 2002, with Dan Barlow, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.3A	First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Dan Barlow dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.4	First United Security Bank Salary Continuation Agreement dated September 20, 2002, with William D. Morgan, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.4A	First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for William D. Morgan dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.5	First United Security Bank Salary Continuation Agreement dated September 20, 2002, with Terry Phillips, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.5A	First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Terry Phillips dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.5B	Second Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Terry Phillips dated June 30, 2011, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2011.*
10.6	First United Security Bank Salary Continuation Agreement dated September 20, 2002, with Larry Sellers, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.6A	First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Larry Sellers dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.7	First United Security Bank Salary Continuation Agreement dated September 20, 2002, with Robert Steen, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*

Exhibit No.	Description
10.7A	First Amendment to the First United Security Bank Salary Continuation Agreement dated September 20, 2002 for Robert Steen dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.8	First United Security Bank Director Retirement Agreement dated October 14, 2002, with Dan R. Barlow, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2002.*
10.8A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 14, 2002 for Dan R. Barlow dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.9	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Linda H. Breedlove, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.9A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Linda H. Breedlove dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.10	First United Security Bank Director Retirement Agreement dated October 21, 2002, with Gerald P. Corgill, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.10A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 21, 2002 for Gerald P. Corgill dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.11	First United Security Bank Director Retirement Agreement dated October 16, 2002, with Wayne C. Curtis, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.11A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 16, 2002 for Wayne C. Curtis dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.12	First United Security Bank Director Retirement Agreement dated October 17, 2002, with John C. Gordon, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.12A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for John C. Gordon dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.13	First United Security Bank Director Retirement Agreement dated October 16, 2002, with William G. Harrison, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2002.*
10.13A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 16, 2002 for William G. Harrison dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.14	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Hardie B. Kimbrough, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.14A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Hardie B. Kimbrough dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*

Exhibit No.	Description
10.15	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Jack Meigs, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.15A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Jack Meigs dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.16	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Ray Sheffield, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.16A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Ray Sheffield dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.17	First United Security Bank Director Retirement Agreement dated October 16, 2002, with J. C. Stanley, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.17A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 17 (sic), 2002 for J.C. Stanley dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.18	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Howard M. Whitted, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.18A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Howard M. Whitted dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.19	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Bruce N. Wilson, incorporated herein by reference to the Exhibits to Form 10-Q for the quarter ended September 30, 2002.*
10.19A	First Amendment to the First United Security Bank Director Retirement Agreement dated October 17, 2002 for Bruce N. Wilson dated November 20, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.20	First United Security Bank Director Retirement Agreement dated November 17, 2011, with Andrew C. Bearden, Jr., incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2011.*
10.21	First United Security Bank Director Retirement Agreement dated November 30, 2011, with J. Lee McPhearson, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2011.*
10.22	United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2003.*
10.22A	Amendment One to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan dated December 18, 2008, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2008.*
10.22B	Amendment Two to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan dated December 30, 2010, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2010 (as originally filed on March 15, 2011).*

Exhibit No.	Description
10.23	United Security Bancshares, Inc. Summary of Directors' Fees.*
14	United Security Bancshares, Inc. Code of Business Conduct and Ethics, incorporated herein by reference to the Exhibits to Form 10-K for the year ended December 31, 2003.
21	Subsidiaries of United Security Bancshares, Inc.
23	Consent of Carr, Riggs & Ingram, LLC.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data Files

* Indicates a management contract or compensatory plan or arrangement.

BOARD OF DIRECTORS

Andrew C. Bearden, Jr.
Certified Public Accountant
Consultant, BEACO Consulting, LLC

Linda H. Breedlove
Retired Co-Publisher and Editor of
The South Alabamian, Inc.

Gerald P. Corgill
President of Dozier Hardware Company, Inc.

John C. Gordon
President of Forest Services, Inc. and
President of SS&J Land Company, Inc.

William G. Harrison
Retired Timber Settlements and
Records Manager for Linden Lumber Company

James F. House
President and Chief Executive Officer of
United Security Bancshares, Inc. and
First United Security Bank

Hardie B. Kimbrough
Of Counsel with the Gilmore Law Firm and
Retired Presiding Circuit Judge for
the First Judicial Circuit of the State of Alabama

J. Lee McPhearson
Attorney at Law, Attorney for Choctaw County

Jack W. Meigs
Circuit Judge for the Fourth Judicial Circuit
of the State of Alabama

A. J. Strickland, III
John R. Miller Professor of Strategic Management
in the Graduate School of Business at the
University of Alabama

Howard M. Whitted
Retired Forester for Weyerhaeuser and
Forester for Whitted Family Holdings

Bruce N. Wilson
Partner in the Law Firm of Wilson & Drinkard

EXECUTIVE OFFICERS

James F. House
President and Chief Executive Officer of United Security
Bancshares, Inc. and First United Security Bank

Anthony G. Cashio
Executive Vice President, Credit Division, and
Chief Credit Officer of First United Security Bank

Beverly J. Dozier
Vice President, Secretary and Assistant Treasurer of
United Security Bancshares, Inc. and Senior Vice
President, Executive Administration of
First United Security Bank

Eric H. Mabowitz
Executive Vice President, Retail Division, Branch
Administrator, Director of Community Lending of
First United Security Bank

J. Daniel Matheson, III
Investment Officer of United Security Bancshares, Inc.
and Senior Vice President, Investment Officer of
First United Security Bank

D. Phillip Maughan, II
Executive Vice President, Commercial Division,
and Senior Lender of First United Security Bank

William C. Mitchell
President and Chief Executive Officer of
Acceptance Loan Company, Inc.

David L. Saylors
Senior Vice President,
Director of Human Resources of
First United Security Bank

Robert Steen
Vice President, Treasurer, Assistant Secretary,
Chief Financial Officer and Principal Accounting
Officer of United Security Bancshares, Inc. and
Executive Vice President, Chief Financial Officer of
First United Security Bank

FIRST UNITED SECURITY BANK
BRANCH LOCATIONS

CORPORATE OFFICE

131 West Front Street
Thomasville, AL 36784
(334) 636-5424

SOUTHERN REGION

Jimmy D. Sheffield, Regional Manager

Rosie P. Moore, Branch Manager
131 West Front Street
Thomasville, AL 36784
(334) 636-5424

Darrell C. Wilkinson, Branch Manager
32451 Highway 43 South
Thomasville, AL 36784
(334) 637-0078

Donna A. Champion, Branch Manager
33445 Highway 43 North
Thomasville, AL 36784
(334) 636-5429

Lynn A. Allday, Branch Manager
1910 Highway 178
Fulton, AL 36446
(334) 636-5474

Lynn A. Allday, Branch Manager
131 Main Street
Grove Hill, AL 36451
(251) 275-4111

Lynn A. Allday, Branch Manager
102 Cobb Street
Grove Hill, AL 36451
(251) 275-4380

Patricia W. Paul, Branch Manager
2101 College Avenue
Jackson, AL 36545
(251) 246-2445

Patricia W. Paul, Branch Manager
688 Highway 84
Coffeeville, AL 36524
(251) 276-3291

Patricia W. Paul, Branch Manager
208 Commerce Street
Jackson, AL 36545
(251) 246-1505

Sara G. Retherford, Branch Manager
305 South Mulberry Avenue
Butler, AL 36904
(205) 459-3011

Sonja M. Brown, Branch Manager
43 Melvin Road
Gilbertown, AL 36908
(251) 843-2211

NORTHERN REGION

Lisa Berry, Regional Manager

Willie R. Dunn, Branch Manager
2334 Main Street
Brent, AL 35034
(205) 926-4627

Ken Cottingham, Branch Manager
135 Belcher Street
Centreville, AL 35042
(205) 926-4861

Christopher Alvis, Branch Manager
20041 Highway 11
Woodstock, AL 35188
(205) 938-7873

Christopher Alvis, Branch Manager
22170 Highway 216
McCalla, AL 35111
(205) 477-4623

Mischelle H. Grogan, Branch Manager
52 Wheat Street
Harpersville, AL 35078
(205) 672-8752

Lisa Berry, Branch Manager
4720 Highway 31 South
Calera, AL 35040
(205) 668-0425

John D. Upchurch, Branch Manager
8710 Highway 69 South
Tuscaloosa, AL 35405
(205) 242-0044

Dawn A. Carden, Branch Manager
225 West College Street
Columbiana, AL 35051
(205) 669-3550

UNITED SECURITY BANCSHARES, INC.

Directors

Andrew C. Bearden, Jr.
Linda H. Breedlove
Gerald P. Corgill
John C. Gordon
William G. Harrison
James F. House
Hardie B. Kimbrough
J. Lee McPhearson
Jack W. Meigs
A. J. Strickland, III
Howard M. Whitted
Bruce N. Wilson

FIRST UNITED SECURITY BANK

Directors

Andrew C. Bearden, Jr.
Linda H. Breedlove
Gerald P. Corgill
John C. Gordon
William G. Harrison
James F. House
Hardie B. Kimbrough
J. Lee McPhearson
Jack W. Meigs
A. J. Strickland, III
Howard M. Whitted
Bruce N. Wilson

ACCEPTANCE LOAN COMPANY, INC.

Directors

Linda H. Breedlove
James F. House
Eric H. Mabowitz
William C. Mitchell
Robert Steen
Howard M. Whitted
Bruce N. Wilson

FUSB REINSURANCE, INC.

Directors

Linda H. Breedlove
William G. Harrison
J. Daniel Matheson, III
Jack W. Meigs
Bruce N. Wilson

CORPORATE INFORMATION

COMMON STOCK

United Security Bancshares, Inc. common stock is listed on the NASDAQ Capital Market and is traded under the symbol USBI and Cusip number 911459105. As of March 19, 2013, there were 6,041,792 outstanding shares, 7,327,560 issued shares and approximately 838 shareholders.

CORPORATE OFFICES

131 West Front Street / P.O. Box 249
Thomasville, AL 36784
Telephone: (334) 636-5424

STOCK MARKET INFORMATION

The Company has declared cash dividends on its common stock on a quarterly basis in the past three years as follows:

Fiscal Year	Dividends Declared On Common Stock (Per Annum)
2010	$0.44
2011	0.04
2012	0.00

Dividends are paid at the discretion of the Company's Board of Directors, based on the Company's operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are the Company's primary source of funds for the payment of dividends to shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies have the authority to prevent the Company from paying a dividend to shareholders. The Company can make no assurances that it will be able to or permitted to pay dividends in the future.

The sale price ranges by quarter for 2011 and 2012 are listed as follows:

2011	High	Low
First Quarter	$13.03	$7.37
Second Quarter	8.65	4.66
Third Quarter	7.21	3.02
Fourth Quarter	6.00	3.80

2012	High	Low
First Quarter	$ 7.92	$3.95
Second Quarter	6.15	4.63
Third Quarter	6.49	4.81
Fourth Quarter	6.22	5.00

LEGAL COUNSEL

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North, Suite 2400
Birmingham, AL 35203
Telephone: (205) 254-1000

AUDITORS

Carr, Riggs & Ingram, LLC
188 North Foster Street, Suite 201
Dothan, AL 36303
Telephone: (334) 348-1326

TRANSFER & PAYING AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone: (800) 368-5948

MARKET MAKERS

Ryan Beck & Company
220 South Orange Avenue
Livingston, NJ 07039
Telephone: (973) 597-5875

Sterne Agee, Inc.
2800 Dauphin Street, Suite 102
Mobile, AL 36606
Telephone: (877) 607-8625

Wells Fargo Advisors
Colonial Bank Building, Suite 220
Mobile, AL 36608
Telephone: (800) 251-4389

FINANCIAL PUBLICATIONS

Form 10-K is the Company's annual report filed with the Securities and Exchange Commission. A copy of the Company's Form 10-K for the fiscal year ended December 31, 2012 is available on the SEC's website at http://www.sec.gov, and this 2012 Annual Report is available at http://www.cfpproxy.com/4328. The Company's Form 10-K and other SEC filings will be available on the Bank's website at www.firstusbank.com. These materials may also be obtained, without charge, upon written request to Beverly J. Dozier, Secretary, United Security Bancshares, Inc., at the corporate office.

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784
Telephone: 334-636-5424
www.firstusbank.com